EXHIBIT 99.83

CRESTON MOLY CORP.

NOTICE OF SPECIAL MEETING

AND

INFORMATION CIRCULAR

For

The Special Meeting of Shareholders
To be Held on
Tuesday, June 14, 2011

Dated as of May 9, 2011

Your vote is important.  As a holder of common shares of Creston Moly Corp. you have the right to vote your shares.  Even if you intend to be at the meeting all shareholders are encouraged to vote the enclosed proxy in advance of the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGMENT

These materials are important and require your immediate attention.  They require shareholders of Creston Moly Corp. to make an important decision.  If you have any questions or require assistance voting, you may contact Creston Moly Corp.’s proxy solicitation agent Phoenix Advisory Partners toll free at 1-866-793-5464 or by email at inquiries@phoenixadvisorypartners.com.

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this information circular and any representation otherwise is an offense.

May 9, 2011

To:           The shareholders of Creston Moly Corp.

The board of directors (the “Creston Board”) invites you to attend a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Creston Moly Corp. (“Creston”) to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 14, 2011 at XChange Conference Centre, 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, Canada.

On April 12, 2011, Creston announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Mercator Minerals Ltd. (“Mercator”) and 0907385 B.C. Ltd. (“MercatorSub”), a wholly-owned subsidiary of Mercator, whereby, subject to the terms and conditions of the Arrangement Agreement,  Mercator and Creston have agreed to effect a business combination by way of a plan of arrangement (the “Arrangement”) under which, among other things, Shareholders will receive common shares of Mercator (“Mercator Shares”) and a cash payment for their common shares of Creston (the “Creston Shares”) and MercatorSub and Creston will merge.  Assuming the Arrangement becomes effective, Shareholders will receive 0.15 of one Mercator Share and $0.08 for each Creston Share held. At the Meeting, the Shareholders will be asked to approve the Arrangement.

The Creston Board, following the receipt of a fairness opinion from its financial advisor, BMO Capital Markets, has determined that the consideration to be received by the Shareholders, other than Mercator, pursuant to the Arrangement is fair to the Shareholders and the Arrangement is in the best interests of Creston.  The determination of the Creston Board is based on various factors described more fully in the accompanying notice of special meeting and information circular (the “Circular”).

To be effective, the Arrangement must be approved by a special resolution adopted by at least 66 2/3% of the votes cast by holders of outstanding Creston Shares present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Creston Share held. All of the directors and officers of Creston and 10 additional shareholders (the aggregate holdings of which represent approximately 10.8% of the issued and outstanding shares of Creston), have entered into lock-up agreements with Mercator committing to support the Arrangement. The Arrangement is also subject to approval by the Supreme Court of British Columbia, as well as the satisfaction of certain other conditions.

The accompanying Circular provides a full description of the Arrangement and includes certain additional information to assist you in considering how to vote on the special resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

We encourage you to complete, sign, date and return the accompanying form of proxy, or voting instruction form, in accordance with the instructions set out therein and in the Circular so that your Creston Shares can be voted at the Meeting in accordance with your instructions. If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Phoenix Advisory Partners, toll free at 1-866-793-5464 or by email at inquiries@phoenixadvisorypartners.com.

Completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or whether the Arrangement will become effective. Subject to obtaining the approvals of the Shareholders and the Supreme Court of British Columbia, and to satisfying certain other conditions, the Arrangement is expected to close on or about June 22, 2011.

Yours very truly,

“D. Bruce McLeod”
D. Bruce McLeod
President and Chief Executive Officer

CRESTON MOLY CORP.
Suite 860, 625 Howe Street
Vancouver, British Columbia, V6C 2T6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia dated May 11, 2011 (the “Interim Order”), a special meeting (the “Meeting”) of the holders (“Creston Shareholders”) of common shares (“Creston Shares”) in the capital of Creston Moly Corp. (“Creston”) will be held at XChange Conference Centre, 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, Canada at 10:00 a.m. (Vancouver time) on June 14, 2011 for the following purposes:

1.
to consider and, if thought advisable, to adopt a special resolution (the “Arrangement Resolution”) with or without variation to approve an arrangement (the “Arrangement”) involving Creston, the Creston Shareholders, Mercator Minerals Ltd. (“Mercator”) and 0907385 B.C. Ltd. pursuant to the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) as more particularly described in the Plan of Arrangement (as defined in the accompanying information circular).  The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying information circular (the “Circular”) of Creston dated May 9, 2011.  The Arrangement Resolution must be adopted by at least 66 ⅔% of the votes cast by Creston Shareholders present in person or by proxy at the Meeting (with each Creston Shareholder entitled to one vote for each Creston Share held); and

2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which accompanies this Notice of Special Meeting.

The determination of Creston Shareholders entitled to receive notice of and vote at the Meeting is the close of business on May 9, 2011 (the “Record Date”).  Only Creston Shareholders whose names have been entered in the register of Creston Shareholders as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.  The Creston Shareholders of record will be entitled to vote those Creston Shares included in the list of Creston Shareholders entitled to vote at the Meeting prepared as at the Record Date.

A Creston Shareholder may attend the Meeting in person or may be represented by proxy.  Creston Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Investor Services Inc. (by mail, fax, telephone or internet according to the instructions on the proxy) by 10:00 a.m. (Vancouver time) on June 10, 2011 or two business days prior to any adjournment of the Meeting.

Creston Shareholders who are planning to return the form of proxy are encouraged to review the Circular carefully before submitting the form of proxy.

If you are an unregistered holder of Creston Shares and have received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, each registered Creston Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder's Creston Shares in accordance with sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement.  To exercise such right, (a) a written notice of dissent to the Arrangement Resolution must be received by Creston, Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Fax: 604-689-5041, Attention: Brenda Nowak, not later than 10:00 a.m. (Vancouver time) on June 10, 2011, or two business days prior to any adjournment of the Meeting, and (b) the Creston Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement.  The right to dissent is described in the Circular and the texts of the proposed Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendices C, E and G, respectively, to the Circular.

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Persons who are beneficial owners of Creston Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Creston Shares are entitled to dissent.  Accordingly, a beneficial owner of Creston Shares who wishes to have dissent rights exercised in respect of the Creston Shares beneficially owned by such person must make arrangements for such Creston Shares to be registered in his, her or its name in sufficient time to permit the beneficial owner, after becoming the registered holder, to submit a written notice of dissent to the Arrangement prior to the time such notice of dissent is required to be received by Creston or, alternatively, make arrangements for the registered holder of Creston Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and Plan of Arrangement, may result in the loss of any right of dissent.

Vancouver, British Columbia May 11, 2011	BY ORDER OF THE BOARD OF DIRECTORS OF CRESTON MOLY CORP. “D. Bruce McLeod” D. Bruce McLeod, President and Chief Executive Officer

TABLE OF CONTENTS

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Dividends and Distributions	35
Withholding Rights	35
Fractional Shares	35
Fees, Costs and Expenses	36
Interests of Directors and Officers of Creston in the Arrangement	36
Termination of Employment, Changes in Responsibility and Employment Contracts	36
Effective Date of the Arrangement	39
Shareholder Rights Plan	39
THE ARRANGEMENT AGREEMENT	39
Conditions to the Arrangement Becoming Effective	39
Mutual Conditions	39
Additional Conditions in Favour of Creston	40
Additional Conditions in Favour of Mercator	41
Covenants of Creston	42
Covenants of Mercator	42
Negative and Affirmative Covenants	43
Non-Solicitation Covenants of Creston and Superior Proposal	43
Break Fee and Expense Reimbursement	44
Additional Terms of the Arrangement Agreement	44
Amendment of the Arrangement Agreement	44
Termination of the Arrangement Agreement	44
Shareholder and Court Approvals	46
Stock Exchange Approval and Listings	47
Post-Arrangement Organization	47
Directors and Officers of Mercator (Post-Arrangement)	47
RIGHTS OF DISSENTING SHAREHOLDERS	47
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	49
Holders Resident in Canada	50
Exchange of Creston Shares under The Arrangement – No Section 85 Election	50
Exchange of Creston Shares under The Arrangement – With a Section 85 Election	50
Taxation of Capital Gains and Capital Losses	52
Dividends on Mercator Shares	52
Disposition of Mercator Shares	53
Alternative Minimum Tax	53
Additional Refundable Tax on Canadian-Controlled Private Corporations	53
Eligibility for Investment of Mercator Shares	53
Dissenting Resident Holders	53
Holders Not Resident in Canada	53
Exchange of Creston Shares under the Arrangement and Subsequent Dispositions of Mercator Shares	54
Dividends on Mercator Shares	54
Dissenting Non-Resident Holders	55
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	55
The Arrangement	56
PFIC Rules	56
Treatment if the Arrangement Qualifies as a Reorganization	57
Treatment if the Arrangement Does Not Qualify as a Reorganization	58
Dissenting U.S. Holders	58
Records and Reporting Requirements	59
Ownership of Mercator Shares Following the Arrangement	59
Distributions on Mercator Shares	59
Sale, Exchange or Other Disposition of Mercator Shares	60
PFIC Status of Mercator	60
Information Reporting and Backup Withholding	60
NOTICE TO NON-CANADIAN CRESTON SHAREHOLDERS	60
SECURITIES LAWS CONSIDERATIONS	61
Canadian Securities Laws	61
U.S. Securities Laws	61
RISK FACTORS	63

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Risks Related to the Arrangement	63
Risks related to the operations of Mercator (Post-Arrangement)	64
Risks related to Mercator	65
INFORMATION CONCERNING MERCATOR ON A CURRENT BASIS AND MERCATOR (POST-ARRANGEMENT)	74
INFORMATION CONCERNING CRESTON	88
INTERESTS OF EXPERTS OF MERCATOR AND CRESTON	95
ADDITIONAL INFORMATION	96
OTHER MATTERS	96
CERTIFICATE	96
CRESTON DIRECTORS' APPROVAL	96
CONSENT OF DAVIDSON & COMPANY LLP	97
CONSENT OF KPMG LLP	98
CONSENT OF BDO CANADA LLP	99
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B PRO FORMA FINANCIAL STATEMENTS OF MERCATOR	B-1
APPENDIX C PLAN OF ARRANGEMENT	C-1
APPENDIX D FAIRNESS OPINION	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NOTICE OF HEARING OF PETITION	F-1
APPENDIX G DISSENT PROVISIONS	G-1
APPENDIX H CERTAIN INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF MERCATOR	H-1
APPENDIX I CERTAIN INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF CRESTON	I-1
APPENDIX J CERTAIN INFORMATION REGARDING THE EXPECTED DIRECTORS AND OFFICERS OF MERCATOR (POST-ARRANGEMENT)	J-1

Capitalized terms in this part of the Circular not otherwise defined have the meaning set out in the Glossary of Terms, the Glossary of Mining Terms or as otherwise defined in the Circular.

GLOSSARY OF TERMS

In this Circular and the Summary, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry from any Person (other than Mercator or any of its affiliates) made after the date hereof relating to:

(a)
any acquisition or sale, direct or indirect, of: (i) the assets of Creston that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Creston taken as a whole; or (ii) 20% or more of any voting or equity securities of Creston, whether by way of any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction;

(b)	any take-over bid, tender offer or exchange offer for 20% or more of any class of voting or equity securities of Creston; or

(c)
any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Mercator under the Arrangement Agreement or the Arrangement;

“Arrangement” means the proposed Arrangement under Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of April 11, 2011 among Creston, Mercator and MercatorSub, including the schedules thereto, and any amendment thereto or amendment and restatement thereof;

“Arrangement Resolution” means the special resolution substantially in the form attached as Appendix A to this Circular approving the Arrangement to be voted on, with or without variation, by Creston Shareholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), together with any amendments thereto and all the regulations promulgated thereunder;

“Beneficial Shareholder” means a Creston Shareholder who is not a Registered Shareholder;

“BMO Capital Markets” means BMO Capital Markets, the financial advisor to the Special Committee of Creston;

“Business Day” means any day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

“Canadian GAAP” means the generally accepted accounting principles in Canada;

“Canadian Resident” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person);

“Canadian Securities Acts” means the applicable securities acts or the equivalent Securities Legislation of each province of Canada, as amended;

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“Canadian Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities of the provinces and territories of Canada, as applicable;

“Cash Consideration” means $0.08 for each Creston Share;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Change in Creston Recommendation” means a withdrawal, modification, qualification or public proposal to withdraw, modify or qualify, in any manner adverse to Mercator, the approval or recommendation of the Arrangement Agreement by the Creston Board;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum Council;

“CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM on December 11, 2005;

“Circular” means this information circular for the Meeting, including all appendices hereto, and all amendments and supplements hereto;

“Closing Date” means June 22, 2011 or such other date as may be mutually agreed by the parties to the Arrangement Agreement, provided it is not later than July 31, 2011 (unless otherwise agreed to by the parties to the Arrangement Agreement);

“Computershare” means Computershare Investor Services Inc., the registrar of and transfer agent for the Creston Shares;

“Consideration” means, in respect of each Creston Share, the Share Consideration and the Cash Consideration;

“Court” means the Supreme Court of British Columbia;

“Creston” means Creston Moly Corp., a corporation existing under the laws of the Province of British Columbia;

“Creston AIF” means the annual information form of Creston for the year ended July 31, 2010, which is available on SEDAR at www.sedar.com;

“Creston Board” means the board of directors of Creston;

“Creston Expense Reimbursement” means a fee equal to $5.5 million;

“Creston Optionholders” at any time means holders of Creston Options;

“Creston Option In-The-Money Amount” in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Creston Shares that a holder is entitled to acquire on exercise of the Creston Option immediately before the Effective Time exceeds the amount payable under the Creston Option to acquire such shares;

“Creston Options” means stock options exercisable to purchase Creston Shares outstanding as of the Effective Time granted under the Creston Stock Option Plan;

“Creston Securities” means, collectively, the Creston Shares, Creston Options and Creston Warrants;

“Creston Securityholders” means, collectively, the holders of Creston Shares, Creston Options and Creston Warrants;

“Creston Shareholders” means the holders of Creston Shares;

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“Creston Shares” means the common shares without par value in the capital of Creston;

“Creston Stock Option Plan” means the stock option plan of Creston approved by holders of Creston Shares on April 12, 2011;

“Creston Stock Option Plan Amendments” has the meaning ascribed thereto under “The Arrangement – The Arrangement”;

“Creston Subsidiaries” means Tenajon Resources Corp., Creston Mining Corporation and Exploraciones Global S.A. de C.V.;

“Creston Warrantholders” at any time means holders of Creston Warrants;

“Creston Warrants” means common share purchase warrants to acquire Creston Shares;

“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or financial institution agreed to in writing between Mercator and Creston for the purpose of, among other things, exchanging certificates representing Creston Shares for Mercator Shares in connection with the Arrangement and paying the Cash Consideration to the Former Creston Shareholders;

“Dissent Procedures” means the procedures to be taken by a Creston Shareholder in exercising a Dissent Right;

“Dissent Right” means the right to dissent to the Arrangement under Part 8, Division 2 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement;

“Dissenting Shareholder” means a Registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Right, and who is ultimately entitled to be paid fair value for their Creston Shares;

“Dissenting Shares” has the meaning ascribed thereto under “The Arrangement – Rights of Dissenting Shareholders”;

“Effective Date” means the date on which all required or related notices and other documents are filed with the Registrar of Companies in order for the Arrangement to become effective;

“Effective Time” means 10:00 a.m. (Vancouver time) on the Effective Date, or such other time as the parties to the Arrangement Agreement may agree;

“Eligible Holder” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Creston Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Fairness Opinion” means the opinion dated April 11, 2011 prepared by BMO Capital Markets in connection with the Arrangement, as described under “The Arrangement – Opinion of BMO Capital Markets” in this Circular and attached as  Appendix D hereto;

“Final Order” means the order of the Court approving the Arrangement;

“Governmental Authority” means any:

(a)	multinational, federal, provincial, state, county, regional, municipal, local or other government, governmental or public department or ministry, central bank or Tribunal, domestic or foreign;

(b)	subdivision, agent or representative of any of the foregoing; or

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(c)	quasi-governmental or private body exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Haywood” means Haywood Securities Inc., the financial advisor to the Special Committee of Mercator;

“Interim Order” means the interim order of the Court dated May 11, 2011, providing for, among other things, the calling of the Meeting, attached as Appendix E hereto;

“IRS” means the United States Internal Revenue Service;

“Letter of Transmittal” means the letter of transmittal, a form of which accompanies this Circular, to be completed by Creston Shareholders in connection with the Arrangement;

“Lock-up Agreements” means the agreements between Mercator and each of the Locked-up Shareholders, pursuant to which such Locked-up Shareholders have agreed to vote the Creston Shares beneficially owned or controlled by them in favour of the Arrangement Resolution and to act otherwise in support of the Arrangement at the Meeting;

“Locked-up Shareholders” means, collectively, the directors and officers of Creston and 10 additional shareholders of Creston;

“Material Adverse Change” means, in respect of either of the parties to the Arrangement Agreement, any change, effect, event, development or action which either individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations or results of operations of that party and its Subsidiaries, taken as a whole, other than any change, effect, event, development, action, occurrence or state of facts:

(a)	relating to conditions affecting the mining industry generally in jurisdictions in which the party carries on business, including changes in metal prices, laws or taxes;

(b)	relating to general, political, economic, financial, currency exchange, securities or commodities market conditions;

(c)	arising directly as a result of any natural disaster;

(d)	arising directly as a result of generally applicable changes in law;

(e)	resulting from any matter which was publicly disclosed or which was communicated in writing to the other party prior to the date hereof; or

(f)	attributable to the announcement or pendency of the Arrangement Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement;

provided that such effect referred to in clauses (a), (b) and (c) above does not primarily relate only to (or have the effect of primarily relating only to) that party and its Subsidiaries, taken as a whole, or disproportionately adversely affect that party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that party and its Subsidiaries operate;

“Material Adverse Effect” means (a) any effect of a material adverse change on the validity or enforceability of the Arrangement Agreement, or (b) with respect to a Person, any effect of a material adverse change on such Person;

“Material Fact”, “Material Change” and “Misrepresentation” have the meanings ascribed to them by the Securities Act (British Columbia);

“MD&A” means the management discussion and analysis prepared by a company in Form 51-102F1 under National Instrument 51-102 Continuous Disclosure Obligations;

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“Meeting” means the special meeting of Creston Shareholders to be held at 10:00 a.m. (Vancouver time) on June 14, 2011 for the purpose of voting on the Arrangement;

“Mercator” means Mercator Minerals Ltd., a corporation existing under the laws of the Province of British Columbia;

“Mercator AIF” means the annual information form of Mercator for the year ended December 31, 2010, which is available on SEDAR at www.sedar.com;

“Mercator Board” means the board of directors of Mercator;

“Mercator Break Fee” means a fee equal to $5.5 million;

“Mercator Option In-The-Money Amount” in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Mercator Shares that a holder is entitled to acquire on exercise of the Creston Option at and from the Effective Time exceeds the amount payable to acquire such Mercator Shares;

“Mercator Options” means options entitling holders thereof to acquire Mercator Shares;

“Mercator (Post-Arrangement)” means Mercator after completion of the Arrangement;

“Mercator Securities” means, collectively, Mercator Shares, Mercator Options and Mercator Warrants;

“Mercator Shareholders” means, at the relevant time, the holders of Mercator Shares;

“Mercator Shares” means common shares without par value in the capital of Mercator;

“Mercator Share Value” means the volume weighted average price on the TSX of a Mercator Share for the five trading days ending on the trading day which is three trading days prior to the Effective Date;

“MercatorSub” means 0907385 B.C. Ltd., a wholly-owned subsidiary of Mercator incorporated under the BCBCA for the purposes of the Arrangement;

“Mercator Warrants” means common share purchase warrants entitling holders thereof to acquire Mercator Shares;

“Merged Company” means the BCBCA company resulting from the merger of Creston and MercatorSub pursuant to the Arrangement;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations”;

“Person” or “person” includes an individual, corporation, firm, sole proprietorship, partnership (including a limited partnership), limited liability company, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a natural person in his capacity as trustee, executor, administrator, or other legal representative and any Governmental Authority;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“Plan of Arrangement” means the plan of arrangement under Division 5 of Part 9 of the BCBCA substantially in the form attached as Appendix C hereto, as amended or varied pursuant to its terms and the terms of the Arrangement Agreement;

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“Record Date” means May 9, 2011, the date for determining Creston Shareholders entitled to receive notice of and vote at the Meeting;
“Registered Shareholder” means a registered holder of Creston Shares as recorded in the shareholder register of Creston maintained by Computershare;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Representatives” means, collectively, the directors, officers, employees, counsel, accountants, financial advisors, consultants, agents and other authorized representatives of a party to the Arrangement Agreement or its Subsidiaries;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

“Securities Laws” or “Securities Legislation” means the applicable Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and the TSXV;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Share Consideration” means 0.15 of a Mercator Share for each Creston Share;

“Shareholder Rights Plan” has the meaning ascribed thereto under “The Arrangement – Shareholder Rights Plan”;

“Subsidiary” means, with respect to a specified body corporate, any body corporate, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by such body corporate and, for the purpose of this definition, “control” means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise;

“Superior Proposal” means any bona fide written Acquisition Proposal made after the date of the Arrangement Agreement that:

(a)	did not result from a breach of Article 6 of the Arrangement Agreement by Creston;

(b)
relates to the acquisition of 100% of the outstanding Creston Shares (other than Creston Shares owned by the Person making the Superior Proposal together with its affiliates) or all or substantially all of the consolidated assets of Creston;

(c)	is made available to all Creston Shareholders on the same terms and conditions (or, with respect to U.S. residents, on equivalent but not necessarily the same terms and conditions);

(d)
is not subject to a due diligence condition or is subject to a due diligence condition limited only to confirmatory due diligence to be completed within 10 calendar days following the date of such Acquisition Proposal (the “Superior Proposal Due Diligence Period”);

(e)	is fully financed or in respect of which Creston has concluded, in good faith, there is a reasonable likelihood that any required financing will be obtained; and

(f)	in respect of which the board of directors of Creston determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that:

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(i)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and
\
(ii)	would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Creston Shareholders than the Arrangement;

“Superior Proposal Due Diligence Period” has the meaning ascribed thereto in the definition of “Superior Proposal”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Exempt person” means a person who is exempt from tax under Part I of the Tax Act;

“Tribunal” means:

(a)	any court (including a court of equity or civil court);

(b)	any multinational, federal, provincial, state, county, regional, municipal, local or other governmental or public commission, board, bureau, agency, authority or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any board of trade, chamber of commerce or other business or professional organization or association;

(e)	any arbitrator or arbitration tribunal; and

(f)	any other tribunal;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;

“U.S. GAAP” means generally accepted accounting principles in effect in the United States;

“U.S. Optionholders” means Creston Optionholders resident in the United States;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;

“U.S. Shareholders” means Creston Shareholders in the United States; and

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

GLOSSARY OF MINING TERMS

“assay” means an analysis to determine the presence, absence, and quantity of one or more metallic components.

“cathode copper” or “cathode” means electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulfate solution.

“Cu” is the chemical symbol for copper.

“CuEq” means copper equivalent.

“feasibility study” means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“Indicated Mineral Resource”, in accordance with CIM definitions as referred to in NI 43-101, is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource”, in accordance with CIM definitions as referred to in NI 43-101,  is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“ktons” means thousands of tons.

“lbs” means pounds.

“leach” is the dissolution of soluble constituents from a rock or ore body by the natural or artificial action of percolating solutions.

“M” means metres.

“MF” means moly factor, the ratio for calculating CuEq.

“mineralization” refers to the presence of a mineral of economic interest in a rock.

“Mineral Reserve”, in accordance with CIM definitions as referred to in NI 43-101, is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource”, in accordance with CIM definitions as referred to in NI 43-101,  means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mo” is the chemical symbol for molybdenum.

“MSL” means mean sea level.

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“open pit” means a surface working pit open to daylight, such as a quarry.

“open pit mining” means the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounce” or “oz” is a unit of weight equal to 31.1 grams.

“Preliminary Feasibility Study” means a study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a “qualified person” as defined in NI 43-101, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve;

“Probable Mineral Reserve”, in accordance with CIM definitions as referred to in NI 43-101, means the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve”, in accordance with CIM definitions as referred to in NI 43-101, is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“ROM” means run-of-mine.

“sedimentary” means a rock formed from cemented or compacted sediments.

“supergene” is an ore mineral that has been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

“SX-EW” means solvent extraction and electrowinning.

“TCu” means total copper.

“ton” means a dry short ton (2,000 pounds).

“tonne” means a metric tonne, being 1,000 kilograms (2,205 pounds).

“tpd” means tons per day.

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NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Mercator Shares and any securities issuable upon exercise of Creston Options and Creston Warrants, to be issued in connection with the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws.  The Mercator Shares to be issued in connection with the Arrangement are being issued in reliance on the Section 3(a)(10) Exemption, on the basis of the approval of the Court as described under “Securities Laws Considerations” in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of Creston and Mercator has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws which are not comparable in all respects to United States disclosure standards. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular concerning description of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the SEC standards.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP and Canadian standards under applicable Canadian Securities Laws, which are not comparable in all respects to United States disclosure standards. Creston Shareholders should be aware that the exchange of their Creston Shares for the Consideration as described herein may have tax consequences in both the United States and Canada. Such consequences for Creston Shareholders who are resident in, or citizens of, the United States may not be described fully herein. Holders of Creston Options and Creston Warrants should consult their own tax advisors as to the tax consequences of any exchange, exercise or sale of any securities in connection with the Arrangement. See “Canadian Federal Income Tax Considerations" and “Certain U.S. Federal Income Tax Considerations” in this Circular.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Creston, Mercator and MercatorSub are incorporated or organized under the laws of a foreign country, that some of their officers and directors and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of Creston, Mercator, MercatorSub and those persons are located outside the United States.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance and condition of each of Creston, Mercator and Mercator (Post-Arrangement). Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Creston, Mercator, MercatorSub or Mercator (Post-Arrangement) to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks, uncertainties and other factors include:

1.
risks relating to the Arrangement (as set out under the heading “Risk Factors – Risks Related to the Arrangement”), including the risks that upon completion of the Arrangement the market value of both the Creston Shares and the Mercator Shares will be different from the values at the time the exchange ratio was agreed, the information available to Creston in respect of Mercator and MercatorSub may not be accurate or complete, the conditions to the Arrangement may not be satisfied or waived, the Arrangement Agreement may be terminated or completion may be delayed, the issuance of a large number of Mercator Shares under the Arrangement may adversely affect the market or the market price of Mercator Shares, and there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on Mercator (Post-Arrangement);

2.
risks relating to Mercator (Post-Arrangement) (as set out under the heading “Risk Factors – Risks Related to Operations of Mercator (Post-Arrangement)) including, the ability of Mercator (Post-Arrangement) to integrate the operations, technologies and personnel for the benefit of Mercator (Post-Arrangement) and realize the benefits of its expanded portfolio of projects, significant operating risks and higher capital costs associated with its expanded operations and portfolio of projects and the broader range of environmental laws in different jurisdictions;

3.
risks relating to Mercator (as set out in the Mercator AIF and under the heading “Risk Factors – Risks Related to Mercator” herein) including estimation or realization of Mineral Reserves and Mineral Resources; costs of completing construction of the facilities at Mineral Park and other capital expenditures; fluctuations in metal prices; impact of metal prices, recovery rates, costs of operations, commodities and goods on future revenues and profitability; operating hazards and risks; ability to meet obligations under its silver purchase agreement; general economic conditions; risks of exploration and development; the uncertainty of Mineral Resources, Mineral Revenues and mineralization estimates; ability to locate other Mineral Resources and Mineral Reserves; dilution due to issuances of securities for funding purposes; volatility in share price; the limited history of earnings and operations as a mining company; dependence on a single property; title to Mercator's properties is not guaranteed; ability to obtain and maintain necessary licences, permits and approvals; compliance with environmental and government regulations and environmental risks; limitation on insurance coverage; public company compliance costs; the nature and impact of foreign country and regulatory requirements; competition; difficulty in effecting service or enforcing judgements due to foreign operations or foreign residence; risks related to the completion and integration of acquisitions and actual effects of acquisitions; conflicts of interest and dependence on key management employees; and

4.
risks relating to Creston (as set out in the Creston AIF) including risks associated to exploration and development efforts, cash flow, proven reserves, title to mineral properties, the uncertainty of obtaining additional funding, retail prices, competition, environmental regulations, the uncertainty of Mineral Resources, Mineral Reserves and mineralization estimates, foreign operations, operating hazards, risks associated to the mining industry, growth management, the lack of dividend policy, dilution, dependence on key personal, conflicts of interest, the market price of shares, exchange rate fluctuations, global financial conditions and the reliance on a limited number of properties.

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In addition, forward-looking and pro forma information herein is based on certain assumptions and involve risks related to the consummation or non-consummation of the Arrangement and the business and operations of Mercator (Post-Arrangement).  Pro forma information contained herein is based on the assumption that Creston Shareholders will vote in favour of the Arrangement and that all other conditions to the Arrangement are satisfied or waived. Certain assumptions of Mercator include, but are not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while Mercator temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms.  Although Creston has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein.  All of the forward-looking statements made in this Circular are qualified by these cautionary statements.  Specific reference is made to the Creston AIF and annual management's discussion and analysis and other filings with the Canadian Securities Authorities of each of Creston and Mercator.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning Creston's and Mercator's general expectations concerning the mining industry, Creston, Mercator, MercatorSub and Mercator (Post-Arrangement), are based on estimates prepared by Creston or Mercator using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Creston and Mercator believe to be reasonable. However, this data is inherently imprecise. While Creston is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Creston undertakes no obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with the applicable Canadian Securities Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Creston at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2TC, Tel.: 604-687-7545, or from the Secretary of Mercator at 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3, Tel.: 604-981-9661, as applicable, and are also available electronically at www.sedar.com.

Mercator

The following documents filed by Mercator with certain Canadian Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular on the basis set forth under “Information Pertaining to Mercator”:

(a)	Annual information form of Mercator dated March 31, 2011 for the fiscal year ended December 31, 2010 (the “Mercator AIF”);

(b)
Audited consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, together with the notes thereto and the auditors' report thereon and related management's discussion and analysis;

(c)	Management information circular dated May 21, 2010 prepared in connection with Mercator's annual general meeting of shareholders held June 25, 2010;

(d)	Material change report dated January 24, 2011 with respect to the appointment of a new CFO;

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(e)	Material change report dated February 9, 2011 with respect to the adoption of a shareholder rights plan;

(f)	Material change report dated April 19, 2011 in respect of the execution of the Arrangement Agreement; and

(g)	Material change report dated May 3, 2011 with respect to the appointment of John H. Bowles and the resignation of Michael D. Lindeman as a director of Mercator.

Creston

The following documents filed by Creston with certain Canadian Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Annual information form of Creston dated December 20, 2010 for the fiscal year ended July 31, 2010 (the “Creston AIF”);

(b)
Audited consolidated financial statements for the years ended July 31, 2010 and July 31, 2009, together with the notes thereto and the auditors' reports thereon and related management's discussion and analysis;

(c)	Unaudited interim consolidated financial statements for the six months ended January 31, 2011 and January 31, 2010 and the notes thereto and related management's discussion and analysis;

(d)	Management information circular of Creston dated March 14, 2011 prepared in connection with Creston's annual general meeting of shareholders held April 12, 2011;

(e)	Material change report dated October 27, 2010 relating to an increase in the resource estimate for the El Creston molybdenum deposit located in Sonora State, Mexico;

(f)	Amended material change report dated November 4, 2010 relating to the announcement of a “bought deal” special warrant financing;

(g)
Material change report dated November 25, 2010 relating to the completion of a “bought deal” financing for gross proceeds of $11.5 million as well as a concurrent non-brokered private placement for gross proceeds of $136,000;

(h)	Material change report dated December 16, 2010 relating to the receipt of a Preliminary Economic Assessment (“PEA”) on the El Creston molybdenum deposit;

(i)	Material change report dated January 6, 2011 relating to the engagement of Aker Solutions for the provision of a feasibility study on the El Creston molybdenum deposit;

(j)
Material change report dated January 17, 2011 relating to the receipt by Creston of a receipt for its final short form prospectus (which qualified the distribution of 28,750,000 common shares upon the deemed exercise of 28,750,000 special warrants issued on November 25, 2010 pursuant to the “bought deal” financing) from the securities commissions of British Columbia, Alberta, Manitoba and Ontario;

(k)
Material change report dated February 3, 2011 relating to the receipt of assay results from six exploration and four geotechnical holes recently completed at the El Creston molybdenum property and the announcement of a nine hole drill program totaling 1,200 metres in length with the purpose of testing areas that can add resources to the existing measured and indicated categories;

(l)	Material change report dated April 19, 2011 in respect of the execution of the Arrangement Agreement; and

(m)	Material change report dated May 6, 2011 relating to the appeal of a December 23, 2008 arbitrator's decision in relation to a finder's fee payable by Creston.

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General

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded, for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars and all reference to US$ in this Circular refer to U.S. dollars. Mercator's financial statements that are included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with Canadian GAAP.

EXCHANGE RATES

The following table sets forth, for each indicated period, the ending, average, high, and low exchange rates for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates as reported by the Bank of Canada:

	Six months ended January 31		Year ended July 31
	2011	2010	2010	2009	2008
Rate at end of period	1.012	1.0704	1.0322	1.0862	1.0237
Average rate during period	1.018	1.0643	1.0496	1.1746	1.0071
High for the period	1.0629	1.1062	1.1062	1.2925	1.0795
Low for the period	0.9873	1.0266	0.9968	1.0236	0.9143

On December 31, 2010, the exchange rate for one U.S. dollar expressed Canadian dollars, based on the noon buying rates as reported by the Bank of Canada, was US$1.00 = $0.99.

On April 11, 2011, the last trading day before the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates as reported by the Bank of Canada, was US$1.00=$0.95.

On May 9, 2011, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates as reported by the Bank of Canada, was US$1.00=$0.9661.

In this Circular, imperial units may be used with respect to Mercator mineral properties located in the United States and metric units may be used with respect to Mercator and Creston mineral properties located in Mexico, unless otherwise indicated.  Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

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MEASUREMENTS

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton

LEGAL MATTERS

Certain securities matters relating to the Arrangement and to the Mercator Shares to be distributed pursuant to the Arrangement will be reviewed by Morton & Company on behalf of Creston and by DuMoulin Black LLP on behalf of Mercator; certain Canadian tax matters relating to the Arrangement and the Mercator Shares to be distributed pursuant to the Arrangement will be reviewed by McCarthy Tétrault LLP on behalf of Creston and by Thorsteinssons LLP on behalf of Mercator.  Creston is represented by Shearman & Sterling LLP and Mercator is represented by Dorsey & Whitney LLP concerning matters of U.S. law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at May 9, 2011, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Creston.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Creston Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the provisions of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Creston Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. The proposed form of the Plan of Arrangement is appended hereto as Appendix C.

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INFORMATION PERTAINING TO MERCATOR

Certain information in this Circular Pertaining to Mercator is derived from Mercator's publicly available documents or records of Mercator on file with Canadian securities authorities and other public sources at the time of this Circular.  Mercator has reviewed this circular and confirmed the accuracy and completeness of the information respecting Mercator herein.  although Creston does not have any knowledge that would indicate that such information is untrue or incomplete, neither Creston nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Mercator's financial statements, or for the failure by Mercator to disclose events or information that may affect the completeness or accuracy of such information.

For further information regarding Mercator, refer to Mercator's filings with the Canadian Securities Authorities which may be obtained through the SEDAR website at www.sedar.com.

SUMMARY

The following summarizes the principal features of the Arrangement and certain other matters and should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated in this Circular by reference. Capitalized terms in this Summary have the meaning set out in the Glossary of Terms which follows this Summary or as set out in this Summary. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com under filings made by Creston.

THE MEETING

Date, Time and Place of Meeting

The Meeting will be held on June 14, 2011 at 10:00 a.m. (Vancouver time) at XChange Conference Centre, 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, Canada.

The Record Date

The Record Date for determining the Creston Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on May 9, 2011.

PURPOSE OF THE MEETING

The purpose of the Meeting is for Creston Shareholders to consider and, if thought fit, adopt, with or without variation, the Arrangement Resolution.  At least 66 2/3% of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

See “The Arrangement – Shareholder and Court Approvals” and “The Arrangement – Interests of Directors and Officers of Creston in the Arrangement”.

THE ARRANGEMENT

Purpose

The purpose of the Arrangement is to effect a business combination between Creston and Mercator.  The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement, each Creston Shareholder, other than Mercator, will be entitled to receive, for each Creston Share held, 0.15 of one Mercator Share and $0.08.

In accordance with the Creston stock option plan, each holder of a Creston Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Creston Option, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, such number of Mercator Shares which is equal to the sum of (A) 0.15 of a Mercator Share, and (B) the quotient obtained by dividing $0.08 by the Mercator Share Value, provided however that in no event will the number of Mercator Shares issuable pursuant to such formula, together with the number of Mercator Shares otherwise issuable pursuant to the Plan of Arrangement exceed 50,174,951 and if the number of Mercator Shares issuable pursuant to such formula, together with the number of Mercator Shares otherwise issuable pursuant to the Plan of Arrangement would otherwise exceed 50,174,951, the number of Mercator Shares to be issued as contemplated in clause (B) above will be reduced, pro rata for all Creston Options, so that such maximum number will not be exceeded.  Each such Creston Option shall continue to be governed by and be subject to the terms of the Creston stock option plan and any applicable agreement thereunder.

In accordance with the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants, each holder of a Creston Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder's Creston Warrants, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefore, the

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Consideration.  The payment of the exercise price of a Creston Warrant will be satisfied, in whole or in part, by setting off the Cash Consideration payable to the holder against an equivalent portion of the exercise price payable by the holder such that, at any time from and after the Effective Time, upon exercise of a Creston Warrant the holder (A) will be required to deliver in satisfaction of the exercise price an amount of cash equal to the amount, if any, by which the exercise price exceeds the amount of the Cash Consideration, and (B) will receive the Share Consideration.  Each such Creston Warrant shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants.

See “The Arrangement – The Arrangement” for a summary of proposed amendments to the Creston stock option plan in connection with the Arrangement.

As part of the Arrangement:

●
the Dissenting Shares will be deemed to have been transferred to Mercator and the Dissenting Shareholders will cease to have any rights as shareholders of Creston other than the right to be paid the fair value of their Dissenting Shares; and

●	Creston and MercatorSub will merge to form the Merged Company and continue as one corporation with the same effect as if they were amalgamated under the BCBCA.

Upon completion of the Arrangement, based on information available on May 9, 2011, the former Creston Shareholders will hold approximately 17.6% of the then outstanding Mercator Shares (approximately 17.5% on a fully-diluted basis, assuming no exercise of Creston Options or Creston Warrants prior to the Effective Date).  There can be no assurance that Mercator will not issue additional Mercator Shares or securities convertible into Mercator Shares prior to the completion of the Arrangement and as a result the ownership interest in Mercator held by the former Creston Shareholders could be diluted.

As of May 9, 2011, Mercator holds 1,531,500 Creston Shares, representing less than 0.5% of the issued and outstanding Creston Shares.  Mercator will not be entitled to receive the Consideration as a Creston Shareholder, but the Creston Shares held by Mercator will be included in the Arrangement as set forth in the Plan of Arrangement.

See also “The Arrangement”.

Reasons for the Arrangement and Recommendation of the Creston Board

After careful consideration, and consistent with the unanimous recommendation of the Creston Special Committee, the Creston Board has unanimously determined that the Arrangement is in the best interests of Creston and that the Consideration to be received by Creston Shareholders pursuant to the Plan of Arrangement is fair to the Creston Shareholders. Accordingly, the Creston Board unanimously recommends that Creston Shareholders vote IN FAVOUR of the Arrangement Resolution.

The business combination of Creston and Mercator pursuant to the Arrangement Agreement was negotiated by Creston and Mercator on the basis that their shareholders would benefit from combining the respective property portfolios of Creston and Mercator and for the various other reasons set out under “The Arrangement – Reasons for the Arrangement and Recommendation of the Creston Board”.  See also “The Arrangement – Opinion of BMO Capital Markets” and the pro forma financial statements of Mercator attached to this Circular.

Lock-up Agreements

The Locked-up Shareholders, which includes all of the directors and officers and 10 additional shareholders of Creston, holding in the aggregate 31,169,729 Creston Shares representing 10.8% of the outstanding Creston Shares, have each entered into a Lock-up Agreement pursuant to which such Locked-up Shareholders have agreed to vote the Creston Shares beneficially owned or controlled by them in favour of the Arrangement Resolution and to act otherwise in support of the Arrangement at the Meeting.  In addition, as of May 9, 2011, Mercator holds 1,531,500 Creston Shares.  See “Lock-up Agreements”.

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Opinion of BMO Capital Markets

Based upon and subject to the information, assumptions and limitations set out in the Fairness Opinion, BMO Capital Markets has delivered an opinion that, as of the date of its opinion, the Consideration to be received by the Creston Shareholders (other than Mercator and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to the Creston Shareholders (other than Mercator and its affiliates). See “The Arrangement – Opinion of BMO Capital Markets" in this Circular and the Fairness Opinion, which is attached as Appendix D.

The Companies

Creston is a corporation incorporated under the laws of the Province of British Columbia.  The registered and head office of Creston are both located at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.  Creston is a molybdenum and copper exploration and development company with its activities focused at the El Creston molybdenum copper deposit located in Sonora State, Mexico.  The Creston Shares are listed for trading on the TSXV under the symbol “CMS”.  See “Information concerning Creston”.

Mercator is a corporation incorporated under the laws of the Province of British Columbia.  The registered and records office of Mercator is located at Suite 1000, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and the head office of Mercator is located at 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3.  Mercator is a diversified natural resource company engaged in the exploration, development and mining operation of mineral properties in Arizona, U.S.A. and Sonora State, Mexico.  Mercator's principal asset is the 100%-owned (subject to a net proceeds interest) Mineral Park mine (“Mineral Park” or “Mineral Park Mine”), a producing copper mine located near Kingman, Arizona, held through Mercator's indirect wholly-owned subsidiary, Mineral Park Inc. (incorporated under the laws of the State of Delaware).  Mercator also owns the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico.  The Mercator Shares are listed for trading on the TSX under the symbol “ML”.

MercatorSub is a corporation that was incorporated under the BCBCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of Mercator.  The registered and records office of MercatorSub is located at Suite 1000, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and the head office of MercatorSub is located at 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3.

See “Information concerning Mercator on a Current Basis and Mercator (Post-Arrangement)” in this Circular for a description of Mercator after giving effect to the Arrangement.

Conditions of the Arrangement

The Arrangement is subject to a number of mutual conditions which can only be waived by both Mercator and Creston, including, among others, approval of Creston Shareholders and all required approvals, consents and approvals of the Court, the TSX, the TSXV and other applicable parties, the TSX having conditionally approved the listing thereon of the Mercator Shares to be exchanged with Creston Shareholders pursuant to the Arrangement and the Mercator Shares issuable pursuant to the exercise of the Creston Options and Creston Warrants in accordance with the Arrangement and such Mercator Shares being exempt from the registration and prospectus requirements of applicable Canadian Securities Laws, and the issuance of Mercator Shares pursuant to the Arrangement being exempt from the registration requirement under the U.S. Securities Act.

Additional Conditions in Favour of Creston

The obligations of Creston to complete the Arrangement are subject to a number of additional conditions, including: no Material Adverse Change will have occurred in respect of Mercator; the Mercator representations and warranties being true and correct and Mercator having complied with its covenants; and BMO Capital Markets will have delivered to Creston on or before the date of mailing of this Circular and not withdrawn an opinion that the Consideration to be received by the Creston Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Creston Shareholders (which opinion has been received).

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Additional Conditions in Favour of Mercator

The obligation of Mercator to complete the Arrangement is subject to a number of additional conditions, including: no Material Adverse Change will have occurred in respect of Creston; and the Creston representations and warranties being true and correct and Creston having complied with its covenants.

Any or all of the foregoing conditions may be waived (subject to applicable law) by the benefitting party.

See ''The Arrangement Agreement — Shareholder and Court Approvals'', and “The Arrangement Agreement— Conditions to the Arrangement Becoming Effective”.

Non-Solicitation Covenants of Creston, Superior Proposal and Break and Expense Reimbursement Fees

Pursuant to the Arrangement Agreement, Creston has agreed that, it will not directly or indirectly, among other things, solicit, facilitate or encourage any inquiry or proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal; provided however that Creston will not be prohibited from considering a bona fide Acquisition Proposal to Creston or its shareholders containing terms which the directors of Creston, acting in good faith, reasonably believe (after consultation with its legal and financial advisors) is reasonably capable of being completed and constitutes or could reasonably be expected to lead to a transaction more favourable to Creston Shareholders than the Arrangement.  In the event a Superior Proposal is accepted and recommended by the Creston Board in accordance with the terms of the Arrangement Agreement, Creston may terminate its obligations under the Arrangement Agreement upon payment to Mercator of a break fee of $5,500,000 (the “Mercator Break Fee”).

In the event that the Arrangement Agreement is terminated by Mercator or Creston for any reason except those enumerated in section 6.4(c) of the Arrangement Agreement, Mercator will pay Creston a Creston Expense Reimbursement of $5,500,000.

See “The Arrangement Agreement - Non-Solicitation Covenants of Creston and Superior Proposal” and “The Arrangement Agreement - Break Fee and Expense Reimbursement” in this Circular.

Amendments to or Termination of Arrangement Agreement

The Arrangement Agreement may be amended or terminated at any time before the Effective Date, in the circumstances specified in the Arrangement Agreement.

See “The Arrangement Agreement - Amendment of the Arrangement Agreement" and “The Arrangement Agreement - Termination of the Arrangement Agreement".

PROCEDURE AND TERMS AND CONDITIONS FOR EXCHANGE OF CRESTON SHARES

Exchange of Creston Share Certificates and Treatment of Fractional Shares

Upon return of a properly completed Letter of Transmittal by a Registered Shareholder, together with certificates representing Creston Shares and such other documents as the Depositary may require, certificates for the appropriate number of Mercator Shares and a cheque for the Cash Consideration will be mailed to the Registered Shareholder.

No fractional Mercator Shares shall be issued to former Creston Shareholders.  The number of Mercator Shares to be issued to former Creston Shareholders shall be rounded down to the nearest whole Mercator Share in the event that a former Creston Shareholder is entitled to a fractional share representing less than a whole Mercator Share.  In calculating such fractional interests, all Creston Shares registered in the name of or beneficially held by such Creston Shareholder or their nominee shall be aggregated.  Any Cash Consideration payable to a former Creston Shareholder shall be rounded up to the next whole cent.

See “The Arrangement – Procedure and Terms for Exchange of Creston Shares”.

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Termination of Rights after Six Years

Any certificate which immediately before the Effective Date represented Creston Shares and which has not been duly deposited with all other documents as provided in the Plan of Arrangement with the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any kind or nature and the right of the former holder of such Creston Shares to receive certificates representing Mercator Shares and the Cash Consideration.  Accordingly, persons who tender certificates for Creston Shares after the sixth anniversary of the Effective Date will not receive Consideration, will not own any interest in Creston, Mercator or Mercator (Post-Arrangement), and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Mercator Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered certificates for Creston Shares until the holder surrenders its certificates for Creston Shares in exchange for Mercator Shares in accordance with the Plan of Arrangement.  Once such certificates are surrendered, the holder will be sent, in addition to the holder's Mercator Shares, such dividend or other distribution, if any, without interest thereon.

Rights of Dissent

Registered Shareholders have a Dissent Right with respect to the Arrangement.  This Dissent Right must be strictly complied with in order for a Dissenting Shareholder to receive cash representing the fair value of Creston Shares held.  Mercator is entitled to terminate the Arrangement Agreement if Registered Shareholders representing greater than 5% of the Creston Shares dissent in respect of the Arrangement in compliance with the Dissent Rights.

Failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of the Dissent Rights. Creston Shareholders should note that the exercise of the Dissent Rights can be a complex, time-consuming and expensive process and it is suggested that any Registered Shareholder wishing to exercise the Dissent Right and any person who wishes to have Dissent Rights exercised with respect to Creston Shares of which the person is the beneficial owner seek his or her or its own legal advice.

See “Rights of Dissenting Shareholders”.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

Certain directors and officers of Creston have interests in the Arrangement that are different from the interests of Creston Shareholders generally.  These interests relate primarily to certain benefits that are or may be triggered under executive employment agreements of certain officers of Creston following a fundamental change affecting Creston, an interest in the amendment of the Creston Stock Option Plan to change the period following termination during which Creston Options may be exercised and, in the case of the President and CEO of Creston, possible benefits from continued employment as a senior executive officer of Mercator (Post-Arrangement) following completion of the Arrangement.

See “The Arrangement – Interests of Directors and Officers of Creston in the Arrangement".

INCOME TAX CONSIDERATIONS

Creston Shareholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, a Creston Shareholder who is resident in Canada for the purpose of the Tax Act, who holds Creston Shares as capital property and who is an Eligible Holder should generally be able to exchange Creston Shares for Mercator Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election (as defined below) jointly with Mercator. A Creston Shareholder who does not make such Section 85 Election generally will realize a capital gain (or a capital loss) equal to the amount by which the

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aggregate of the fair market value of the Mercator Shares and cash received by the Creston Shareholder under the Arrangement exceeds (or is less than) the adjusted cost base to the Creston Shareholder of the Creston Shares so exchanged and any reasonable costs of disposition.

A Creston Shareholder who is not resident in Canada for the purpose of the Tax Act should not be subject to tax under the Tax Act on any capital gain realized on the exchange of Creston Shares for Mercator Shares and cash under the Arrangement, unless the Creston Shares are “taxable Canadian property” (as defined in the Tax Act) to such Creston Shareholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention.

A Creston Shareholder who is not resident in Canada for the purpose of the Tax Act and is subject to Canadian income tax on any gain realized on the disposition of a Creston Share, and is hence an Eligible Non-Resident and an Eligible Holder, should generally be able to exchange Creston Shares for Mercator Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election jointly with Mercator. Such a Creston Shareholder who does not make a Section 85 Election will generally realize a capital gain (or a capital loss) equal to the amount by which the aggregate of the fair market value of the Mercator Shares and cash received by the Creston Shareholder under the Arrangement exceeds (or is less than) the adjusted cost base to the Creston Shareholder of the Creston Shares so exchanged and reasonable costs of disposition.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement and the procedure for filing a Section 85 Election is included under “Certain Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

Certain U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, the Arrangement has been structured to qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”). Because the determination of whether the Arrangement will qualify as a reorganization depends on the resolution of complex issues and facts, there can be no assurance that the Arrangement will qualify as a reorganization.  Even if the Arrangement qualifies as a reorganization, however, the U.S. federal income tax consequences to any U.S. Holder (as defined under “Certain U.S. Federal Income Tax Considerations”) will generally depend on the application of the passive foreign investment company (“PFIC”) rules to such U.S. Holder, and may require a U.S. Holder to fully recognize gain, but not loss.  All U.S. Holders of Creston Shares should consult their tax advisors regarding the specific U.S. federal income tax consequences of the Arrangement that are applicable to them.

The foregoing summary is qualified in its entirety by the more detailed discussion of the Arrangement set forth under the heading “Certain U.S. Federal Income Tax Considerations”.

POST-ARRANGEMENT ORGANIZATION

Upon completion of the Arrangement, Mercator (Post-Arrangement) will have increased leverage to molybdenum through the acquisition of the advanced El Creston molybdenum project in addition to its producing Mineral Park Mine and its advanced El Pilar copper project.

On completion of the Arrangement, it is proposed that Mercator (Post-Arrangement) expects to appoint D. Bruce McLeod (the current President and CEO and a director of Creston) and Colin K. Benner (the current Executive Chair and a director of Creston) to its Board.  The Mercator (Post-Arrangement) Board would be comprised of Gavin Thomas (Non-Executive Chairman), D. Bruce McLeod, Colin K. Benner, John H. Bowles, Robert J. Quinn, Stephen P. Quin, Ronald Earl Vankoughnett and Joseph Keane.  The officers of Mercator (Post-Arrangement) would consist of: Gavin Thomas (Non-Executive Chairman), D. Bruce McLeod (President and CEO) (subject to Mercator and D. Bruce McLeod agreeing to the terms of such appointment) Mark Distler (CFO), Gary Simmerman (VP Engineering), Michael J. Broch (VP Exploration) and Marc S. LeBlanc (VP Corporate Development and Corporate Secretary).

See Appendix H for information on Mercator's current directors and officers and Appendix J for information on the proposed directors and officers of Mercator (Post-Arrangement).

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The business and operations of the Merged Company (to be formed through the merger of Creston and MercatorSub under the Arrangement) will be managed and operated as a subsidiary of Mercator.  It is expected that the business operations of Mercator, Creston and MercatorSub will be consolidated.  The principal office of Mercator (Post-Arrangement) will be located at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

MERCATOR UNAUDITED PRO FORMA FINANCIAL INFORMATION

See the unaudited pro forma condensed consolidated financial statements contained in Appendix B, the audited consolidated financial statements of Mercator (which are incorporated by reference in this Circular) and the audited consolidated annual financial statements and unaudited consolidated interim financial statements of Creston (which are incorporated by reference in this Circular).

The unaudited pro forma condensed consolidated financial statements of Mercator (Post-Arrangement) are based on certain assumptions and adjustments and are not necessarily indicative of Mercator's consolidated financial position and results of operations if the events reflected therein were in effect on December 31, 2010 for the pro forma consolidated balance sheet and January 1, 2010 for the pro forma consolidated statements of operation, nor do they purport to project Mercator's consolidated financial position or results of operations for any future period.

MERCATOR MINERALS LTD.
UNAUDITIED PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands of US dollars, except per share amounts)	As at December 31, 2010
Assets
Current
Cash and cash equivalents	17,006
Other current assets	56,980
Mineral Properties, Plant and Equipment	573,637
Other Assets	7,787
Total Assets	655,410

Liabilities
Current
Accounts payable and accrued liabilities	25,722
Other	64,098

Deferred Revenue	39,162
Long-term Debt	107,793
Other Liabilities	167,525
Total Liabilities	404,300

Shareholders' Equity	251,110
Total Liabilities and Shareholders' Equity	655,410

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of US dollars, except per share amounts)	12 Months Ended December 31, 2010
Revenue	182,564
Expenses	162,577
Income(loss) from Operations	19,987
Other Costs	(27,781)
Unrealized loss on Derivative Instruments	(111,870)
Net Loss before Income Taxes	(119,664)
Income Taxes

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MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of US dollars, except per share amounts)	12 Months Ended December 31, 2010
Current Taxes	(345)
Future Income Taxes	(2,339)
Net Loss for the Period	(122,348)
Pro Forma Basic and Diluted Loss per Share	(0.51)

See also “Information concerning Mercator on a Current Basis and Mercator (Post-Arrangement)” in the Circular and the information under “Risk Factors” which follows this Summary.

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GENERAL PROXY INFORMATION

Creston management is using this Circular to solicit proxies from Creston Shareholders for use at the Meeting to be held on June 14, 2011.

Solicitation of Proxies

All solicitation costs will be borne by Creston. Creston has engaged Phoenix Advisory Partners, a professional proxy solicitation firm, to assist in soliciting proxies at an approximate cost of $32,000 plus a $5.00 per-call fee and reimbursement of out of pocket expenses. Creston has also retained Allen Nelson & Co. to advise management on the solicitation of proxies and related matters for a fee of $12,500. Proxies will be solicited initially by mail, and proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers and employees of Creston. Creston has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Creston Shares held of record by such persons, and Creston may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.

The Meeting is being called pursuant to the Interim Order to seek the requisite approval of Creston Shareholders to the Arrangement in accordance with Division 5 of Part 9 of the BCBCA.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of Creston.  A Creston Shareholder has the right to appoint a person (who need not be a Creston Shareholder) other than the persons designated in the form of proxy provided by Creston to represent the Creston Shareholder at the Meeting. To exercise this right, the Creston Shareholder should strike out the name of the management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded so as to reach, or be deposited with, Creston's registrar and transfer agent, Computershare Investor Services Inc. (by mail, fax, telephone or internet according to the instructions on the proxy) no later than 10:00 a.m. (Vancouver time) on June 10, 2011 or two Business Days prior to any adjournment of the Meeting.  The proxy must be in writing and executed by the Creston Shareholder, or such Creston Shareholder's attorney authorized in writing, or if such Creston Shareholder is a corporation by a duly authorized officer or attorney.

A Creston Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Creston Shareholder or by the Creston Shareholder's attorney authorized in writing or, if the Creston Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Creston c/o Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered Creston Shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, in sufficient time before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Proxy Voting

All Creston Shares represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Creston Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Special Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Advice to Beneficial Holders of Creston Shares

The information set forth in this section is of significant importance to many Creston Shareholders, as a substantial number of Creston Shareholders do not hold Creston Shares in their own names. Creston Shareholders who do not hold Creston Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Creston Shareholders whose names appear on the records of Creston as the registered holders of Creston Shares can be recognized and acted

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upon at the Meeting. If Creston Shares are listed in an account statement provided to a Creston Shareholder by a broker, then in almost all cases those Creston Shares will not be registered in the Creston Shareholder's name on the records of Creston. Such Creston Shares will more likely be registered under the name of the Creston Shareholder's broker or an agent of that broker. In Canada, the majority of such Creston Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Creston Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Creston Shares for the broker's clients. The directors and officers of Creston do not know for whose benefit the Creston Shares registered in the name of CDS & Co. or of other brokers/agents are held. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Creston Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Creston Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Creston Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Creston Shareholders. However, its purpose is limited to instructing the registered Creston Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically mails a scannable voting instruction form instead of the form of proxy. The Beneficial Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number to vote the Creston Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Creston Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Creston Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Creston Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Creston Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Creston Shareholder and vote the Creston Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Creston Shares as proxyholders for registered Creston Shareholders should enter their own names in the blank spaces on the instruments of proxy provided to them and return the same to their brokers (or the brokers' agents) in accordance with the instructions provided by such brokers (or agents), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 9, 2011. Only persons who were Creston Shareholders as of the close of business (Vancouver time) on May 9, 2011 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting is two Creston Shareholders entitled to vote at the Meeting, whether in person or by proxy, who hold, in the aggregate, at least 5% of the issued shares of Creston entitled to be voted at the Meeting.

Outstanding Securities

At the close of business (Vancouver time) on May 9, 2011, 287,496,881 Creston Shares were issued and outstanding. Each Creston Shareholder is entitled to one vote per Creston Share held on all matters to come before the Meeting, including the Arrangement Resolution. Creston Shares are the only securities of Creston which will have voting rights at the Meeting.

Principal Holders of Creston Shares

To the knowledge of the directors and executive officers of Creston, no person beneficially owned, directly or indirectly, or exercised control or direction over, Creston Shares carrying more than 10% of the voting rights attached to all issued Creston Shares (based on information available to Creston at the date of this Circular).

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THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. A summary of the principal terms of the Arrangement Agreement and Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Creston on SEDAR at www.sedar.com and to the proposed form of the Plan of Arrangement that is appended hereto as Appendix C. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Except for the Arrangement Agreement’s status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Arrangement, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Creston or Mercator or any of their respective affiliates.  The Arrangement Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the documents referenced in the Arrangement Agreement that the parties delivered in connection with the execution of the Arrangement Agreement, certain other information provided by the parties thereto to the other parties, or disclosed in public filings with Canadian securities regulatory authorities.  Representations and warranties may be used as a tool to allocate risks between the respective parties to the Arrangement Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts.  Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to securityholders.  These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Circular.  Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement and subsequent developments or new information may have been included in this Circular.  Except for the parties themselves, under the terms of the Arrangement Agreement only certain other specifically identified persons are third-party beneficiaries of the Arrangement Agreement who may enforce it and rely on its terms.  Creston securityholders are not third-party beneficiaries of the Arrangement Agreement and therefore may not directly enforce or rely upon its terms and conditions and should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition Creston or Mercator or any of their respective affiliates.

Background to the Arrangement

The Arrangement Agreement is the result of arm's length negotiations between representatives of Creston and Mercator and their respective advisors. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Review of Financing and Strategic Options

Management of Creston and the Creston Board regularly review the financing and strategic alternatives available to Creston to maximize shareholder value.  As part of Creston's ongoing evaluation of the financing and strategic alternatives available to it, certain directors and officers of Creston have conducted discussions with various parties (including Mercator) regarding Creston in the normal course, including parties interested in off-take agreements, joint ventures and corporate transactions involving Creston.  In connection with those discussions, Creston has signed confidentiality agreements with several such parties (including Mercator) and provided them with and their respective representatives with access to confidential information regarding Creston and the El Creston project.

Creston and Mercator originally had informal discussions regarding a possible business combination involving the two companies in 2008.  On July 22, 2008, Creston and Mercator entered into a confidentiality agreement.  Due diligence by both parties commenced shortly thereafter.  Representatives from Mercator conducted site visits to the El Creston molybdenum property and representatives of Creston conducted site visits to the Mercator Mineral Park Mine.  Management of Creston and Mercator again engaged in preliminary discussions regarding a possible business combination involving the two companies following completion of the pre-feasibility study underway on the El Creston property.  In late 2008, representatives of Creston and Mercator met again at the Mineral Park Mine and Mercator presented an informal proposal for a possible business combination involving the two companies.  The parties were not able to settle upon terms for a possible business combination and had no further discussions until the spring of 2009 when representatives of Creston contacted Mercator for further discussions.  The parties mutually agreed to discontinue such discussions and mutual due diligence, but agreed to leave open the possibility of reopening such discussions at a subsequent time.

On February 23, 2011, Creston was contacted by Mercator with an expression of interest by Mercator in a potential business combination with Creston.  On February 24, 2011, Mercator proposed that the parties enter into a new

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confidentiality agreement for the purpose of conducting further due diligence investigations.  On February 25, 2011, Creston and Mercator entered into a new confidentiality agreement.

Members of management of Creston and Mercator met at the BMO Capital Markets Global Metals & Mining Conference on February 27, 2011 and engaged in initial discussions regarding the merits of a possible business combination between the two companies.

Between March 14, 2011 and March 16, 2011, representatives from Creston conducted site visits at the Mineral Park Mine and the El Pilar project, and representatives from Mercator conducted site visits at the Creston El Creston mineral project.  On March 30 and 31, 2011, representatives of Mercator conducted a subsequent site visit to the El Creston mineral project.  During the last two weeks of March 2011, Mercator and Creston conducted comprehensive reciprocal due diligence reviews of each other, including technical, financial, corporate and legal due diligence.

On March 30, 2011, Creston received an indication of interest letter from Mercator, expressing Mercator’s interest in pursuing a potential business combination with Creston.

On March 30, 2011, the Creston Board met and reviewed the Mercator indication of interest letter and appointed a special committee of the Creston Board (the “Creston Special Committee”) consisting of independent directors Richard Hall, Michael Gunning and Richard Godfrey to examine and assess the Mercator proposed business combination and other possible strategic transactions and/or proposals or offers which may be proposed to Creston. The mandate of the Creston Special Committee included authority to engage independent financial advisors and legal counsel.

The Creston Special Committee met on March 30, 2011 and approved retaining BMO Capital Markets as financial advisor to Creston to, among other things, assist the Creston Board in evaluating potential transactions.  In retaining BMO Capital Markets, the Creston Special Committee concluded, based in part on representations made by BMO Capital Markets, that BMO Capital Markets was independent and qualified to provide financial advice in connection with the proposed business combination with Mercator and the Fairness Opinion.  The Creston Special Committee also retained McCarthy Tétrault LLP (“McCarthy”) to act as independent legal counsel to the Creston Special Committee.

On March 30, 2011, Creston entered into an engagement agreement with BMO Capital Markets pursuant to which BMO Capital Markets was retained to provide financial advisory and investment banking service with respect to, among other things, a potential business combination involving Creston, including the provision of an opinion to the Creston Board as to the fairness, from a financial point of view, of the consideration to be received by Creston Shareholders (other than the transaction counterparty and its affiliates) in connection with a proposed transaction .

On March 31, 2011, the Executive Chairman of Creston and the President and CEO of Mercator met to discuss the proposed business combination.

On April 4, 2011, the Creston Board and Creston Special Committee met again to discuss the indication of interest letter received from Mercator.  Also present, by invitation, were representatives of McCarthy, Morton & Company (“Morton”), legal counsel to Creston, and BMO Capital Markets.  McCarthy and Morton provided advice to the Creston Special Committee and the Creston Board regarding the duties of directors in considering a transaction such as the proposed business combination with Mercator.  Representatives of BMO Capital Markets provided financial advice to the Creston Special Committee and Board regarding the proposed business combination as well as possible alternatives which Creston might consider or pursue.  The Creston Special Committee, together with the representatives of BMO Capital Markets and McCarthy, also met separately, without the other members of the Creston Board being present and without any member of Creston management present.  At the invitation of the Creston Special Committee, members of Creston management attended part of the meeting of the Creston Special Committee to discuss the indication of interest letter received from Mercator, various aspects of Creston’s standalone business plan and various other alternatives which Creston might consider or pursue.  The members of the Creston Board and Creston Special Committee provided feedback and direction to Creston management regarding the terms and conditions of the indication of interest letter from Mercator.

Following the April 4, 2011 meetings of the Creston Board and Creston Special Committee, representatives of Creston management communicated with representatives of Mercator management to provide comments regarding the indication of interest letter, reflecting the feedback and direction received from the Creston Board and Creston Special Committee.  At the request of the Creston Special Committee, BMO Capital Markets also communicated the same comments to Haywood, the financial advisor to the independent special committee of the Mercator board of directors (the “Mercator Special Committee”).  Subsequently, Creston provided a written mark-up of the indication of interest letter to Mercator, reflecting the same comments.

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On April 5, 2011, Mercator delivered a revised indication of interest letter to Creston.

On April 6, 2011, the Creston Board and Creston Special Committee again met, together with representatives of McCarthy, Morton and BMO Capital Markets, to further consider the possible business combination with Mercator, and the revised indication of interest letter from Mercator.  The Creston Special Committee, together with representatives of BMO Capital Markets and McCarthy, met separately, without the other members of the Creston Board being present and without any member of Creston management present.  At the invitation of the Creston Special Committee, members of Creston management attended part of the meeting of the Creston Special Committee to discuss the revised indication of interest received from Mercator, as well as other possible alternatives.  The members of the Creston Board and Creston Special Committee provided feedback and direction to Creston management regarding the terms and conditions of the revised indication of interest letter from Mercator.

Following the April 6, 2011 meetings of the Creston Board and Creston Special Committee, representatives of Creston management and Mercator negotiated, settled and executed a non-binding indication of interest letter dated April 6, 2011 regarding a proposed business combination involving of Creston and Mercator.

Following the execution of the April 6, 2011 indication of interest letter, Mercator and Creston and their respective legal and financial advisors, including BMO Capital Markets, McCarthy and Morton, on behalf of Creston, and Haywood, DuMoulin Black LLP and Gowling Lafleur Henderson LLP (which was retained to act as independent legal counsel to the Mercator Special Committee), on behalf of Mercator, negotiated the terms and conditions of the draft Arrangement Agreement.  In connection with such process, McCarthy and BMO Capital Markets periodically sought and obtained input from the Creston Special Committee, or the Chair of the Creston Special Committee, and the Creston Special Committee and Creston management received advice from BMO Capital Markets, McCarthy and Morton.  In addition, during the period between April 6, 2011 and April 11, 2011, representatives of Mercator and Creston continued to conduct their respective due diligence in relation to each other.

Approval of the Arrangement Agreement

On April 10, 2011, the Creston Special Committee and Creston Board met to review a presentation by BMO Capital Markets in relation to the proposed business combination.  Also present, by invitation, were representatives of McCarthy, Morton and certain members of Creston management.  Representatives of BMO Capital Markets provided advice to the Creston Board regarding the proposed transaction and made a presentation summarizing its analysis regarding the proposed transaction, including the process undertaken by BMO Capital Markets in reviewing the transaction.  BMO Capital Markets reviewed and analyzed, among other things, the financial aspects of the proposed transaction.  Members of the Creston Board were provided an opportunity to ask questions of BMO Capital Markets regarding the proposed transaction and the analysis performed by BMO Capital Markets and BMO Capital Markets responded to questions from members of the Creston Board confirming or clarifying their understanding of the analysis performed by and advice received from BMO Capital Markets.  McCarthy and Morton summarized the principal terms of the proposed Arrangement Agreement and certain terms and conditions of the then current draft Arrangement Agreement.  Members of the Creston Board were provided an opportunity to ask questions of McCarthy and Morton as to the terms and conditions of the then current draft Arrangement Agreement.  McCarthy and Morton provided advice to the Creston Special Committee and the Creston Board regarding the duties of directors in considering the proposed business combination and the then current draft Arrangement Agreement.  In addition, the Creston Special Committee, together with representatives of BMO Capital Markets and McCarthy, met separately, without the other members of the Creston Board being present and without any member of Creston management present.

On April 11, 2011, the Creston Special Committee and Creston Board met again to further discuss the draft Arrangement Agreement. Also present, by invitation, were McCarthy, Morton, BMO Capital Markets and certain members of Creston management.  McCarthy and Morton summarized the revised terms and conditions of the draft Arrangement Agreement and items that had been negotiated since April 10, 2011.  Members of the Creston Board were provided an opportunity to ask questions of McCarthy and Morton as to the terms and conditions of the draft Arrangement Agreement.  BMO Capital Markets provided advice to the Creston Board regarding the proposed business combination and provided a presentation which reviewed and analyzed, among other things, the financial aspects of the proposed transaction.  BMO Capital Markets delivered to the Creston Board its oral fairness opinion, subsequently confirmed in writing, to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Creston Shareholders (other than Mercator and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to Creston Shareholders (other than Mercator and its affiliates).  Members of the Creston Board were provided an opportunity to ask questions of BMO Capital Markets regarding the proposed business combination and the analysis performed by BMO Capital Markets and BMO Capital Markets responded to questions from

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members of the Creston Board confirming or clarifying their understanding of the analysis performed by BMO Capital Markets.  In addition, the Creston Special Committee, together with representatives of BMO Capital Markets and McCarthy, met separately, without the other members of the Creston Board being present and without any member of Creston management present.

Following further discussion and deliberation, including a careful consideration and thorough review of the financial presentations and oral opinion delivered by BMO Capital Markets, consistent with the unanimous recommendation of the Creston Special Committee, the Creston Board concluded that the Arrangement was in the best interests of Creston and the Consideration to be received by the Creston Shareholders pursuant to the Arrangement is fair to the holders of Creston Shares and authorized the execution and delivery of the Arrangement Agreement.  In determining whether to approve the Arrangement, the Creston Special Committee and Creston Board considered, among other things, the advice received from McCarthy, Morton and BMO Capital Markets, the Fairness Opinion and the other factors set forth herein and the reasons for the Arrangement as set forth under “Reasons for the Arrangement and Recommendation of the Creston Board”.

The Arrangement Agreement was executed and delivered by the parties on April 11, 2011.  Prior to the opening of trading on April 12, 2011, a joint news release was issued by Mercator and Creston announcing the proposed Arrangement and the execution of the Arrangement Agreement.

Reasons for the Arrangement and Recommendation of the Creston Special Committee and Creston Board

After careful consideration, and consistent with the unanimous recommendation of the Creston Special Committee, the Creston Board has unanimously determined that the Arrangement is in the best interests of Creston and the Consideration to be received by the Creston Shareholders pursuant to the Arrangement is fair to the Creston Shareholders. Accordingly, the Creston Board unanimously recommends that Creston Shareholders vote IN FAVOUR of the Arrangement Resolution.

In the course of its evaluation of the Arrangement, the Creston Board consulted with Creston's independent consultants, senior management, the Creston Special Committee, legal counsel and BMO Capital Markets, reviewed a significant amount of information, including information derived from Creston's due diligence review of Mercator, and considered a number of factors including, among others, the following:

●
the consideration to be received by Creston Shareholders pursuant to the Arrangement represents an implied premium of 43% and 40% based on each company's closing price and 20-day volume weighted average share price, respectively, as at April 8, 2011 (the last full day of trading for Creston prior to the stock halt preceding the announcement of the Arrangement Agreement on April 12, 2011);

●	the Arrangement offers Creston Shareholders the opportunity to participate in the future potential of the combined company;

●
the board and management structure of the combined company draws on the expertise of both companies - Creston’s CEO will become CEO of the combined company and two Creston directors will become directors of the combined company;

●	the Arrangement is expected to create a North America focused copper/molybdenum producer with the potential for growth based on the assets of the combined companies;

●	the Arrangement offers Creston Shareholders exposure to a more diverse portfolio of producing and near-term development assets in the United States and Mexico;

●	the Arrangement provides Creston Shareholders with immediate exposure to the currently robust copper and molybdenum price through Mercator’s producing assets and cash flow;

●
the combined company is expected to have the financial capacity to finance the development of Creston's El Creston molybdenum project through a combination of internally generated cash flow and enhanced access to debt and equity capital;

●	following the Arrangement, Mercator’s proven technical and operating team will be available to develop the El Creston molybdenum project;

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●	the combined company is expected to have enhanced capital markets profile and research coverage, thereby providing it with better access to capital;

●	the combined company will provide a platform through which Creston Shareholders will have the ability to participate in future industry consolidation; and

●
the Creston Board believes that the Arrangement represents the most attractive strategic alternative available to Creston at this time based on its knowledge and understanding of Creston’s available financing and strategic alternatives.

In addition to the foregoing, the Creston Board considered the financial presentations of BMO Capital Markets, as well as its written opinion dated April 11, 2011, as to the fairness, from a financial point of view, of the consideration to be received by Creston Shareholders pursuant to the Arrangement.  The Creston Board also considered the following required approvals and rights that are protective of the rights of Creston Shareholders:

●	the Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast at the Meeting;

●	the Arrangement must be approved by the Court which will consider, among other things, the fairness of the Arrangement to Creston Shareholders; and

●	Creston Shareholders have the right to dissent to the Arrangement.

In the course of its deliberations, the Creston Board also identified and considered a variety of risks including potentially negative factors in connection with the Arrangement (as described in greater detail under “Risk Factors” in this Circular).

The Creston Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular and “Risk Factors” in the Mercator AIF and the Creston AIF and the MD&A of Creston and Mercator respectively, which are filed on SEDAR.

The foregoing summary of the information and factors considered by the Creston Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Creston Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Creston Board's recommendation was made after considering all of the above-noted factors and in light of the Creston Board's knowledge of the business, financial condition and prospects of Creston, and was also based on the advice of financial advisors and legal counsel to the Creston Board. In addition, individual members of the Creston Board may have assigned different weights to different factors.  In summary, it was a process with input of all directors and officers of Creston.

Lock-up Agreements

All of the directors and officers and 10 additional shareholders of Creston, holding in the aggregate 31,169,729 Creston Shares, representing 10.8% of the outstanding Creston Shares, have entered into a Lock-up Agreement with Mercator pursuant to which they have agreed, subject to the terms and conditions of the Lock-up Agreements, among other things:

(a)
at the Meeting to vote all Creston Shares held by them in favour of the Arrangement and to oppose any  action or agreement that would result in a breach of any representation, warranty or covenant or other obligation of Creston under the Arrangement Agreement if such breach requires shareholder approval or which could impede, interfere or delay completion of the Arrangement;

(b)
not solicit proxies or participate in a solicitation in opposition or competition with Mercator in connection with the Arrangement or assist any other person in competing with, restraining or interfering with Mercator in connection with the Arrangement or act jointly or in concert with others for the purpose of opposing or competing with Mercator in connection with the Arrangement; or

(c)	not transfer any Creston Shares without Mercator's prior written consent.

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The Lock-up Agreements will terminate upon termination by Mercator upon notice to the other party, upon termination of the Arrangement Agreement in accordance with its terms, upon completion of the Arrangement or upon any material amendment of the Arrangement Agreement or the Arrangement becoming effective that has not been approved by Creston Shareholders.

In addition, as of May 9, 2011, Mercator holds 1,531,500 Creston Shares.

The Arrangement

The purpose of the Arrangement is to effect a transaction whereby Mercator and Creston have agreed to effect a business combination by way of the Arrangement under which, among other things, Creston Shareholders will receive the Share Consideration and the Cash Consideration for their Creston Shares MercatorSub and Creston will merge.  The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement, each Creston Shareholder, other than Mercator, will be entitled to receive, for each Creston Share held, 0.15 of one Mercator Share and $0.08.

In accordance with the Creston stock option plan, each holder of a Creston Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Creston Option, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, such number of Mercator Shares which is equal to the sum of (A) 0.15 of a Mercator Share, and (B) the quotient obtained by dividing $0.08 by the Mercator Share Value, provided however that in no event will the number of Mercator Shares issuable pursuant to such formula, together with the number of Mercator Shares otherwise issuable pursuant to the Plan of Arrangement exceed 50,174,951 and if the number of Mercator Shares issuable pursuant to such formula, together with the number of Mercator Shares otherwise issuable pursuant to the Plan of Arrangement would otherwise exceed 50,174,951, the number of Mercator Shares to be issued as contemplated in clause (B) above will be reduced, pro rata for all Creston Options, so that such maximum number will not be exceeded.  Each such Creston Option shall continue to be governed by and be subject to the terms of the Creston stock option plan and any applicable agreement thereunder.

In accordance with the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants, each holder of a Creston Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder's Creston Warrants, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefore, the Consideration.  The payment of the exercise price of a Creston Warrant will be satisfied, in whole or in part, by setting off the Cash Consideration payable to the holder against an equivalent portion of the exercise price payable by the holder such that, at any time from and after the Effective Time, upon exercise of a Creston Warrant the holder (A) will be required to deliver in satisfaction of the exercise price an amount of cash equal to the amount, if any, by which the exercise price exceeds the amount of the Cash Consideration, and (B) will receive the Share Consideration.  Each such Creston Warrant shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants.

In connection with the proposed Arrangement, the Creston Board approved amendments to the Creston Stock Option Plan (the “Creston Stock Option Plan Amendments”) pursuant to which, if a Creston Optionholder ceases to be an “Eligible Person” (a director, officer, employee, Consultant, Consultant Company or Management Company Employee of Creston or any of its Subsidiaries), each Creston Option held by the Creston Optionholder will cease to be exercisable one year after the date on which such Creston Optionholder ceased to be an Eligible Person.  The Creston Stock Option Plan Amendments will only become effective if the Arrangement Resolution is approved by the Creston Shareholders and the Arrangement becomes effective.  Prior to the Creston Stock Option Plan Amendments becoming effective, under the Creston Stock Option Plan, Creston Options cease to be exercisable no more than 30 days after the Creston Optionholder ceases to be an Eligible Person, except where a Creston Optionholder dies, in which case the Creston Option may be exercised within one year of the date of death.  The TSX Venture Exchange has conditionally approved the Creston Stock Option Plan Amendments, subject to the Arrangement Resolution being approved by the Creston Shareholders and the Arrangement becoming effective.  The existing employment or compensation agreements with certain directors and officers continue to govern the expiry of Creston Options held by such persons in certain circumstances.  See “Interests of Directors and Officers of Creston in the Arrangement – Termination of Employment, Changes in Responsibility and Employment Contracts” below for further details.

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As part of the Arrangement:

●
the Dissenting Shares will be deemed to have been transferred to Mercator and the Dissenting Shareholders will cease to have any rights as shareholders of Creston other than the right to be paid the fair value of their Dissenting Shares; and

●	Creston and MercatorSub will merge to form the Merged Company and continue as one corporation with the same effect as if they were amalgamated under the BCBCA.

Upon completion of the Arrangement, based on information available on May 9, 2011, the former Creston Shareholders will hold approximately 17.6% of the then outstanding Mercator Shares (approximately 19.9% on a fully-diluted basis, assuming no exercise of Creston Options or Creston Warrants prior to the Effective Date).  There can be no assurance that Mercator will not issue additional Mercator Shares or securities convertible into Mercator Shares prior to the completion of the Arrangement and as a result the ownership interest in Mercator held by the former Creston Shareholders could be diluted.

Assuming there are 287,496,881 Creston Shares, 13,424,500 Creston Options and 28,628,643 Creston Warrants issued and outstanding at the Effective Time (based on May 9, 2011 information), Mercator will issue approximately 42,894,807 Mercator Shares to acquire the Creston Shares and reserve approximately 2,013,675 Mercator Shares for issue upon exercise of Creston Options (subject to additional Mercator Shares issuable as a result of the adjustment provisions in section 3.01(c)(i)(B) of the Plan of Arrangement) and 4,294,296 Mercator Shares for issue upon exercise of Creston Warrants.  Creston Shareholders would hold approximately 17.6% of the total issued and outstanding Mercator Shares and on an issued basis, there would be, using Mercator's and Creston's issued share capital as at May 9, 2011, approximately 244,133,133 Mercator Shares issued and outstanding.  Assuming no exercise of Creston Options or Creston Warrants prior to the Effective Date, Creston Shareholders should hold approximately 17.5% of the Mercator Shares on a fully-diluted basis.

As of May 9, 2011, Mercator holds 1,531,500 Creston Shares, representing less than 0.5% of the issued and outstanding Creston Shares.  Mercator will not be entitled to receive the Consideration as a Creston Shareholder, but the Creston Shares held by Mercator will be included in the Arrangement, as set forth in the Plan of Arrangement.

See the “Plan of Arrangement” attached as Appendix C for additional information.

Opinion of BMO Capital Markets

BMO Capital Markets was retained by Creston to provide various financial advisory and investment banking services with respect to, among other things, a potential business combination involving Creston, including, among other things, the provision of an opinion to the Creston Board as to the fairness, from a financial point of view,  of the consideration to be received by Creston Shareholders (other than the transaction counterparty and its affiliates) in connection with a proposed transaction.

At the Creston Board meeting on April 11, 2011, BMO Capital Markets delivered to the Creston Board its oral fairness opinion, subsequently confirmed in writing, to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Creston Shareholders (other than Mercator and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to Creston Shareholders (other than Mercator and its affiliates).

The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix D. BMO Capital Markets provided its opinion solely for the information and assistance of the Creston Board in connection with its consideration of the Arrangement. The Fairness Opinion addresses only the fairness of the consideration to Creston Shareholders, is for the information of the Creston Board in connection with its consideration of the proposed Arrangement only, and is not a recommendation as to how any Creston Shareholder should vote with respect to the Arrangement Resolution. Creston Shareholders are urged to read the entire Fairness Opinion. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Under its engagement letter (the “Engagement Agreement”) with BMO Capital Markets, Creston has agreed to pay BMO Capital Markets a fee for rendering the Fairness Opinion.  In addition, Creston has agreed to pay BMO Capital Markets other fees for its advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the

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successful completion of the Arrangement or completion of another similar transaction.  Creston has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets and certain related persons against certain liabilities that might arise out of the engagement, including certain liabilities under Canadian securities legislation.

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules promulgated thereunder) of Creston, Mercator, or any of their respective associates or affiliates (collectively, the “Interested Parties”).  BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in financings involving any of the Interested Parties within the two years prior to the date of its opinion, other than acting as financial advisor to Creston and the Creston Board pursuant to the Engagement Agreement.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more Interested Parties, and, from time to time, may have executed and may execute transactions in such securities for which BMO Capital Markets received or may receive compensation.  As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to one or more Interested Parties or the Arrangement.

Procedure and Terms and Conditions for Exchange of Creston Shares

The following information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix C to this Circular.

Procedure for Exchange of Creston Shares

As soon as practicable following the Effective Date, the Depositary will forward a Letter of Transmittal and instructions, to each holder of Creston Shares who is entitled to receive Mercator Shares pursuant to the Arrangement, for obtaining delivery of certificates representing Mercator Shares and the payment of the Cash Consideration;

A former Creston Shareholder must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for Mercator Shares and the payment of the Cash Consideration issued to such shareholder under the Plan of Arrangement:

(a)	the certificate representing such holder's Creston Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the Letter of Transmittal;

(b)	the duly completed Letter of Transmittal; and

(c)	such other documents as the Depositary may reasonably require.

Certificates will be registered in the name or names and the Cash Consideration will be paid to the name or names and will be delivered by letter mail postage pre-paid or in the case of postal disruption, by such other means as the Depositary deems prudent, to such address or addresses as such holder may direct in the Letter of Transmittal as soon as practical after the receipt by the Depositary of the documents referred to above.

Letter of Transmittal

In order to receive the Mercator Shares and the Cash Consideration for their Creston Shares, a Registered Shareholder must complete and sign the Letter of Transmittal and deliver it, together with certificates representing their Creston Shares (in the case of Registered Shareholders) and the other required documents, to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Creston Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement among the depositing Creston Shareholder, Mercator and MercatorSub upon the terms and subject to the conditions of the Plan of Arrangement.

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In all cases, payment for Creston Shares will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, relating to such Creston Shares together with certificates representing the Creston Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents specified therein.

Creston Shareholders whose Creston Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those Creston Shares and should follow the instructions of such nominee in order to deposit their Creston Shares.

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Creston Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Mercator Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive pursuant to the Arrangement.  When authorizing such delivery of a certificate representing Mercator Shares and the Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Mercator Shares and a cheque in the amount of the Cash Consideration is to be delivered shall, as a condition precedent to the delivery of such Mercator Shares and cheque, give a bond satisfactory to Mercator and the Depositary in such amount as Mercator and the Depositary may direct, or otherwise indemnify Mercator and the Depositary in a manner satisfactory to Mercator and the Depositary, against any claim that may be made against Mercator or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Creston.

Termination of Rights after Six Years

Any certificate which immediately before the Effective Date represented Creston Shares and which has not been duly deposited with all other documents as provided in the Plan of Arrangement with the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any kind or nature and the right of the former holder of such Creston Shares to receive certificates representing Mercator Shares and the Cash Consideration.  Accordingly, persons who tender certificates for Creston Shares after the sixth anniversary of the Effective Date will not receive Consideration, will not own any interest in Creston, Mercator or Mercator (Post-Arrangement), and will not be paid any cash or other compensation.

Dividends and Distributions

All dividends paid or distributions made in respect of the Mercator Shares for which a certificate formerly representing Creston Shares has not been deposited with all other documents as provided in the Plan of Arrangement, will be paid and delivered to the Depositary to be held subject to the Plan of Arrangement in trust for such holder, for delivery to the holder net of all withholding and other taxes, upon delivery of the certificate representing Creston Shares to the Depositary in accordance with the Plan of Arrangement.

Withholding Rights

The Merged Company, Mercator, MercatorSub, Creston and the Depositary will be entitled to deduct and withhold from the consideration or other amount payable to any Creston Shareholder such amounts as the Merged Company, Mercator, MercatorSub, or Creston or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated as having been paid to such Creston Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Fractional Shares

No fractional Mercator Shares shall be issued to former Creston Shareholders.  The number of Mercator Shares to be issued to former Creston Shareholders shall be rounded down to the nearest whole Mercator Share in the event that a former Creston Shareholder is entitled to a fractional share representing less than a whole Mercator Share.  In calculating such fractional interests, all Creston Shares registered in the name of or beneficially held by such Creston Shareholder or

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their nominee shall be aggregated.  Any Cash Consideration payable to a former Creston Shareholder shall be rounded up to the next whole cent.

Fees, Costs and Expenses

All expenses incurred in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement will be paid by the party incurring those expenses.

Creston estimates that it will incur fees and related expenses in the aggregate amount of approximately $2.1 million if the Arrangement is completed including, without limitation, financial advisors' fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.

Interests of Directors and Officers of Creston in the Arrangement

Certain members of the Creston Board and officers of Creston have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Creston Shareholders generally. These interests and benefits are described below.

All benefits received, or to be received, by directors or executive officers of Creston as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Creston or of Mercator (Post-Arrangement).  No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Creston Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.  See “Interests of Directors and Officers of Creston in the Arrangement – Termination of Employment, Changes in Responsibility and Employment Contracts” for details regarding the proposed employment arrangements between D. Bruce McLeod and Mercator.

As of May 9, 2011, the members of the Creston Board and the senior officers of Creston held 9,018,229 Creston Shares representing approximately 3.1% of the issued Creston Shares on such date and a total of 6,692,000 Creston Options and 50,000 Creston Warrants.  As of April 11, 2011 (the date of the Arrangement Agreement) and May 9, 2011, except for D. Bruce McLeod, who owns 4,014,162 Creston Shares, representing 1.4% of the outstanding Creston Shares as of May 9, 2011, none of the members of the Creston Board and/or the senior officers of Creston (either alone or together with their respective associated entities (i.e., entities in which they hold a 10% interest, partners, trust or estates in which they hold a substantial beneficial interest and relatives)) beneficially owned or exercised control or direction over 1% or more of the outstanding securities of any class of equity securities of Creston.

As described under “The Arrangement”, in connection with the Arrangement the Creston Board approved amendments to the Creston Stock Option Plan which are conditional upon the Arrangement Resolution being approved by the Creston Shareholders and the Arrangement becoming effective.  As the holders of outstanding Creston Options, the directors and officers of Creston may benefit from the extension of the time for exercise of Creston Options pursuant to the Creston Stock Option Plan Amendments if the Arrangement becomes effective.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following disclosure sets forth information respecting all contracts, agreements, plans or arrangements that provide for payments to a “Named Executive Officer” or “NEO” (as hereinafter defined) of Creston following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Creston or its subsidiaries, or a change in responsibilities of the NEO following a change in control of Creston.  The NEOs consist of the CEO and CFO of Creston who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the CEO and the CFO) as at July 31, 2010 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of Mercator, nor acting in a similar capacity, at the end of the most recently completed financial year.  As such, there were two NEOs of Creston as of July 31, 2010: the CEO, D. Bruce McLeod, and the CFO, Wayne Johnstone.

Effective January 1, 2010, Creston entered into employment agreements with the NEOs. The NEOs' employment agreements provide for the payment of compensation upon termination of the Named Executive Officer's employment by either Creston or the Named Executive Officer following a change of control of Creston, or by Creston at any time without notice for just cause, or at any time without any advance notice other than for just cause.

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In the event of termination for reasons other than just cause, and with the exception of termination following a change of control, the CEO will be entitled to receive an amount equal to 36 months’ salary and the CFO will be entitled to receive an amount equal to 24 months’ salary and each will have 90 days from the last day of work to exercise any Creston Options.  In the event of such termination, the CEO will be paid (i) an amount equal to the average bonus paid to the CEO during the past three completed bonus years, pro-rated for the portion of the year worked; and (ii) an amount equivalent to two times the average of the bonuses paid to the CEO during the last two completed years.  In the event of such termination of the CFO, the CFO will be paid (i) an amount equal to the average bonus paid to the CFO during the past three completed bonus years, pro-rated for the portion of the year worked; and (ii) an amount equivalent to the average of the bonus paid to the CFO during the last two completed years.  In the event that the CEO or the CFO are entitled to payments (i) and (ii) applicable to such NEO, the rights and benefits of each of the CEO or CFO, as applicable, under all benefit plans and programs of Creston shall be continued for a period of 36 months for the CEO and 24 months for the CFO.

If, within 24 months following a change of control (a) Creston terminates the CEO without just cause; or (b) the CEO terminates employment with Creston for good reason (as defined in the CEO's employment agreement), then the CEO will be entitled to two years' severance unless the change of control occurs after January 1, 2012, in which case Creston will pay the CEO three years' severance.  In addition, the CEO will be awarded the applicable amounts under (i) and (ii) specified above, all Creston Options held by the CEO become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of the CEO under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

If, within 24 months following a change of control (a) Creston terminates the CFO without just cause; or (b) the CFO terminates employment with Creston for good reason (as defined in the CFO's employment agreement), then the CFO will be entitled to two years' severance unless the change of control occurs after January 1, 2012, in which case Creston will pay the CFO three years' severance.  In addition, the CFO will be awarded the applicable amounts under (i) and (ii) specified above, all Creston Options held by the CFO become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of the CFO under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

Creston has also entered into employment agreements with Dave Visagie (“Visagie”), Exploration Manager for Creston; and Carlos Garcia Droguett (“Droguett”), Country Manager for Exploraciones Global, Creston’s Mexican subsidiary, effective January 1, 2010 and March 7, 2011, respectively.

In the event of termination for reasons other than just cause, and with the exception of termination following a change of control, Visagie will be entitled to receive an amount equal to 18 months’ salary and Droguett will be entitled to receive an amount equal to 6 months’ salary, and each will have 90 days from the last day of work to exercise any Creston Options.  In the event of such termination, Visagie and Droguett will also be paid (i) an amount equal to the average of the bonus paid to him during the past three completed bonus years, pro-rated for the portion of the year worked; and (ii) an amount equivalent to the average bonuses paid to him during the last two completed years.  In the event that Visagie is entitled to payments (i) and (ii) applicable to him, the rights and benefits of Visagie under all benefit plans and programs of Creston shall be continued for a period of 18 months from the date of termination.  Droguett's employment agreement does not contain such a benefit continuation provision.

If, within a 24 month period following a change of control (a) Creston terminates Visagie without just cause; or (b) Visagie terminates employment with Creston for good reason (as defined in Visagie's employment agreement), then Visagie will be entitled 18 months' severance unless the change of control occurs after January 1, 2012, in which case Creston will pay Visagie two years' severance.  In addition, Visagie will be awarded the applicable amounts under (i) and (ii) specified above, all Creston Options held by Visagie become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of Visagie under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

If, within a 24 month period following the effective date of a change of control (a) Creston terminates Droguett without just cause; or (b) Droguett terminates employment with Creston for good reason (as defined in Droguett's employment agreement), then Droguett will be entitled to 6 months' severance and a bonus of up to 35% of his salary.  In addition, Droguett will be awarded the applicable amounts under (i) and (ii) specified above, all Creston Options held by Droguett become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of Droguett under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

Effective September 1, 2009 and January 1, 2010, respectively, Creston entered into consulting agreements with Colin K. Benner (“Benner”), Executive Chair, and CKB Mining Inc. (a company controlled by Benner), and a consulting agreement

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with Brenda Nowak (“Nowak”), Corporate Secretary.  Benner’s and Nowak’s consulting agreements provide for the payment of compensation upon termination of their employment by either Creston or themselves following a change of control of Creston, or by Creston at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, and with the exception of termination as a result of a change of control, Benner will be entitled to receive an amount equal to 24 months’ fees and Nowak will be entitled to receive an amount equal to 18 months’ fees based on the average monthly fee charged by International Northair Mines Ltd, of which Nowak is a full-time employee, during the prior 12 months.  In addition, the rights and benefits of Benner and Nowak under all benefit plans and programs of Creston shall be continued for a period of 24 months and 18 months, respectively, from the date of termination.

If, within 24 months following a change of control (a) Creston terminates Benner without just cause; or (b) Benner terminates employment with Creston for good reason (as defined in Benner's consulting agreement), then Benner will be entitled to two years' severance (regular fees plus bonus calculated as the average bonus for the previous three years).  Additionally, all of Benner's Creston Options become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of Benner under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

If, within a 24 month period following a change of control (a) Creston terminates Nowak without just cause; or (b) Nowak terminates employment with Creston for good reason (as defined in Nowak's agreement), then Nowak will be entitled to 18 months' severance, consisting of fees calculated as outlined above and a bonus equal to the average bonus for the previous three years.  Additionally, all Nowak's Creston Options become fully vested and remain exercisable until the expiry of the original term, and the rights and benefits of Nowak under all benefit plans and programs of Creston shall be continued for the severance period from the date of termination.

In each agreement, a change of control is defined as:

(a)
the purchase or acquisition of shares of Creston and/or securities (the “Convertible Securities”) convertible into shares of Creston or carrying rights to acquire shares of Creston, as a result of which a person, group of persons or persons acting jointly or in concert (collectively the “Holder”) beneficially own or exercise control or direction over shares of Creston and/or Convertible Securities such that, assuming only the conversion of the Convertible Securities beneficially owned by the Holders, entitle them to cast more than fifty percent (50%) of the votes attaching to all of the shares of the Company which may be cast to elect directors;

(b)	Creston’s shareholder approval of:

(i)
an amalgamation, arrangement, reorganization, merger or other combination of Creston with another company(s) pursuant to which the shareholders of Creston will not immediately thereafter own shares of the successor or continuing company entitling them to cast more that fifty percent (50%) of the votes attaching to all of the shares in the capital of the successor or continuing company which may be cast to elect directors of that company; or

(ii)	or a sale of all or substantially all of Creston’s assets; or

(iii)	the election of a Board of Directors, a majority of whom are not directors of Creston prior to the change of Control.

In connection with the Arrangement, D. Bruce McLeod, the President and CEO and a director of Creston, agreed with Mercator to waive his entitlement to severance or change of control payments that might otherwise be payable to him as a result of the completion of the transactions contemplated by the Arrangement Agreement pursuant to his employment arrangements with Creston, subject to the successful negotiation and completion of a new employment agreement between Mercator and Mr. McLeod relating to his position as President and CEO of Mercator (Post-Arrangement), in form and substance satisfactory to the parties.  Mercator is currently in discussions with D. Bruce McLeod to settle the terms of his proposed employment agreement.  Pursuant to the terms of the agreement with Mercator, such new employment agreement will provide for salary, bonus and benefits consistent with industry norms for a Chief Executive Officer of comparable sized companies with comparable operations.  D. Bruce McLeod has disclosed to the Creston Special Committee the amount of Consideration that he will be entitled to receive in exchange for the Creston Shares, Creston Warrants and Creston Options that he owns pursuant to the Plan of Arrangement and the status of the discussions with Mercator

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regarding his employment arrangements with Mercator (Post-Arrangement).  The Creston Special Committee has determined that the estimated net value of Mr. McLeod’s proposed employment arrangement is less than 5% of the value of the Consideration that Mr. McLeod expects to be entitled to receive pursuant to the Plan of Arrangement.  See “Interests of Directors and Officers of Creston in the Arrangement” for further details regarding Mr. McLeod’s interest in the Plan of Arrangement as a result of his employment arrangements.

The above-described change of control provisions are triggered by the Arrangement.  As of the date of this Circular, management was still in discussions regarding its management team and positions for these executives.  If the severance obligations under Creston's aforementioned employment and consulting agreements become payable, a maximum of $1,412,585 would be payable as severance in connection with the Arrangement, as follows:

Name	Estimated Severance Payable
Wayne Johnstone	$249,000
Colin Benner	$176,666
David Visagie	$227,500
Brenda Nowak	$50,000
D. Bruce McLeod	$557,500	(1)
Droguett	$151,919	(2)
Total	$1,412,585

(1)	This amount has been waived by D. Bruce McLeod, subject to the successful negotiation and completion of a new employment agreement between Mercator and Mr. McLeod, as described above.
(2)	Payable in U.S. dollars

Effective Date of the Arrangement

If the Arrangement Resolution is adopted, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions set forth in the Arrangement Agreement including those disclosed below under “The Arrangement Agreement - Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective on the Effective Date.  Mercator and Creston currently expect that the Effective Date will be on or about June 22, 2011.

Shareholder Rights Plan

In 2008, Creston entered into a shareholder rights plan agreement (the “Shareholder Rights Plan”) dated as of March 6, 2008 between Creston and Computershare Investor Services Inc.  The Shareholder Rights Plan Agreement was ratified by shareholders of Creston on April 10, 2008.  In connection with the approval of the Arrangement and the Arrangement Agreement, the Creston Board determined to defer the “Separation Time” under the Shareholder Rights Plan Agreement to the tenth day after the date of the Meeting, so that the Arrangement Agreement and the Arrangement would not result in the “Rights” under the Shareholder Rights Plan Agreement becoming exercisable by shareholders of Creston.  The Shareholder Rights Plan was not reconfirmed or presented for reconfirmation at the third annual general meeting of shareholders of Creston after April 10, 2008, namely, the annual general meeting held on April 12, 2011, and, as a result, by its terms, provided that a “Flip-in Event” as defined in the Shareholder Rights Plan had not occurred prior to such time, the Shareholder Rights Plan and all outstanding “Rights” under the Shareholder Rights Plan ceased to be of further force and effect from the time of termination of the April 12, 2011 annual general meeting.

THE ARRANGEMENT AGREEMENT

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions, including the conditions summarized below, must have been satisfied or (subject to applicable law) waived.

Mutual Conditions

The respective obligations of the parties to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfilment of the following conditions, among others, at or prior to the Effective Time:

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(a)	the Interim Order in form and substance satisfactory to Mercator and Creston will have been obtained and will not have been set aside or modified in a manner unacceptable to Mercator or Creston;

(b)
the Arrangement is not subject to the application of the formal valuation requirement or minority approval requirement pursuant to Multilateral Instrument 61-101 (Protection of Minority Security Holders in Special Transactions);

(c)
the Creston Shareholders shall have approved the Arrangement Resolution at the Meeting, and, if required by law or the policies of the TSX or TSXV, the Creston Optionholders and holders of the Creston Warrants have approved the Arrangement, and the Arrangement Resolution has not been rescinded or amended;

(d)	the Final Order will have been obtained in form and substance satisfactory to Mercator and Creston and will not have been modified or set aside in any manner unacceptable to Mercator or Creston;

(e)
no applicable law is in force, and no action has been taken under any applicable laws or by any Governmental Authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement or results in a judgment or assessment of damages, directly or indirectly, relating to the Arrangement or any other transactions contemplated in the Arrangement Agreement which would have a Material Adverse Effect on either Mercator or Creston;

(f)
all consents, waivers, permits, orders and approvals and the expiry or termination of any waiting periods in connection with, or required to permit, the consummation of the Arrangement shall have been obtained or received on terms satisfactory to Mercator and Creston, and evidence of the same shall have been delivered to Mercator and Creston;

(g)
the TSX has conditionally approved the listing of the Mercator Shares to be exchanged for Creston Shares pursuant to the Arrangement and the Mercator Shares issuable pursuant to the exercise of Creston Options and Creston Warrants in accordance with the Arrangement;

(h)	the TSXV has accepted the Arrangement for filing in accordance with its rules;

(i)
the distribution of the Mercator Shares in Canada pursuant to the Arrangement is exempt from the registration and prospectus requirements of applicable Canadian securities laws and the Mercator Shares issuable pursuant to the exercise of the Creston Warrants and Creston Options in accordance with the Arrangement to be distributed in Canada pursuant to the Arrangement are not subject to any resale restrictions under applicable Canadian securities laws provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 Resale of Securities; (ii) no unusual effort is made to prepare the market or create a demand for the securities; (iii) no extraordinary commission or consideration is paid in respect of the trade and (iv) if the seller is an insider or officer Mercator, he or she has no reasonable grounds to believe that Mercator is in default of securities legislation; and

(j)
the issuance of the Mercator Shares pursuant to the Arrangement (other than Mercator Shares to be issued upon exercise of Creston Options and Creston Warrants in accordance with the Plan of Arrangement) is exempt from registration requirements under the U.S. Securities Act.

See also ''The Arrangement Agreement— Shareholder and Court Approvals''.

Additional Conditions in Favour of Creston

The obligation of Creston to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions, among others, on or before the Effective Time on such other time as specified below:

(a)
the representations and warranties of Mercator will be true and correct (except as affected by transactions contemplated or permitted by the Arrangement Agreement for failures or breaches which, individually or in the aggregate, would not have a Material Adverse Effect on Mercator or materially impede the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement) and Mercator will have provided to Creston a certificate of the President and Chief Operating Officer of Mercator certifying such accuracy on the Effective Date;

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(b)
Mercator will have complied with its covenants in the Arrangement Agreement (except for a failure that has not had or would not have, individually or in the aggregate, a Material Adverse Effect on Mercator or prevent or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement) and Mercator will have provided to Creston a certificate of the President and Chief Operating Officer of Mercator certifying such compliance;

(c)	there will have been no Material Adverse Change in relation to Mercator;

(d)
BMO Capital Markets will have delivered to Creston prior to the date of mailing of the Circular and not withdrawn prior to the Effective Date an opinion that the Consideration to be received by the Creston Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Creston Shareholders, in form and content acceptable to Creston;

(e)
Mercator will have allotted and issued the Mercator Shares to be issued and paid the Cash Consideration pursuant to the Arrangement and Mercator will have allotted the Mercator Shares to be issued upon exercise of Creston Options and Creston Warrants in accordance with the Plan of Arrangement;

(f)
Mercator will have appointed D. Bruce McLeod and Colin K. Benner as directors, Gavin Thomas as Chairman of the Board, D. Bruce McLeod as Chief Executive Officer and Mark Distler as Chief Financial Officer of Mercator effective at the Effective Time; and if one or more additional directors of Mercator are appointed prior to the Effective Time, Creston shall have been consulted if it is intended to include such additional director or directors on the board of directors of Mercator from and after the Effective Date; each director and officer of Creston will have received from Creston a release releasing such persons from causes of action or liabilities that may arise as a result of acts or omissions that occur after such persons cease to be a director or officer;

(g)
Mercator shall have complied with its covenants in the Arrangement Agreement regarding indemnification of Creston directors and officers and directors’ and officers’ liability insurance and fiduciary liability insurance; and

(h)
Creston will have received such other documents and certificates as are customary in connection with similar transactions and not inconsistent with the provisions of the Arrangement Agreement as may be required by Creston, acting reasonably.

Additional Conditions in Favour of Mercator

The obligation of Mercator to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions, among others, at or prior to the Effective Time:

(a)
the representations and warranties of Creston will be true and correct (except as affected by transactions contemplated or permitted by the Arrangement Agreement for failures or breaches which, individually or in the aggregate, would not have a Material Adverse Effect on Creston or materially impede the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement) and Creston will have provided to Mercator a certificate of the President and Chief Executive Officer of Creston confirming that the representations and warranties of Creston set out in the Arrangement Agreement are true and correct in all material respects as of the Effective Date;

(b)
Creston will have complied with its covenants in the Arrangement Agreement (except for a failure that has not had or would not have, individually or in the aggregate, a Material Adverse Effect on Creston or prevent or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement) and Creston will have provided to Mercator a certificate of the President and Chief Executive Officer of Creston confirming that the covenants of Creston set out in the Arrangement Agreement have been complied with;

(c)	there will have been no Material Adverse Change in relation to Creston;

(d)	the Creston Board will have made and not modified or amended, in any material respect, prior to the Meeting, their affirmative recommendation that the Creston Shareholders approve the Arrangement; and

(e)
Mercator will have received such other documents and certificates as are customary in connection with similar transactions and not inconsistent with the provisions of the Arrangement Agreement or may be required by Mercator, acting reasonably.

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Covenants of Creston

Creston agreed in the Arrangement Agreement to (and to cause its Representatives to), among other things:

(a)	apply for the Interim Order;

(b)
carry out the terms of the Interim Order and prepare, in cooperation with Mercator, and file the Circular with all Governmental Authorities required by applicable law and mail the Circular to the Creston Shareholders and other persons as required by the Interim Order and in accordance with applicable law by no later than five Business Days after the Interim Order is obtained;

(c)
ensure that the Circular complies in all material respects with all applicable laws, is true and complete in all material respects, does not contain any material Misrepresentation, does not contain any untrue statement of any material fact, and does not omit to state any material fact required to be stated or which is necessary in order to make the statements therein not misleading in light of the circumstances in which they were made;

(d)	convene and conduct the Meeting in accordance with the Interim Order, the notice of articles and articles of Creston and as otherwise required by applicable law;

(e)	include in the Circular a unanimous recommendation of the Creston directors that the Creston Shareholders vote in favour of the Arrangement at the Meeting;

(f)	subject to the approval of the Arrangement Resolution at the Meeting, apply for the Final Order;

(g)	carry out the terms of the Interim Order and Final Order; and

(h)	except in a manner permitted by the Arrangement Agreement, not make a Change in Creston Recommendation.

Covenants of Mercator

Mercator agreed in the Arrangement Agreement to (and to cause its Representatives to), among other things:

(a)	cooperate with Creston in applying for the Interim Order and carrying out the terms of the Interim Order;

(b)	prepare in cooperation with Creston, the Circular;

(c)
ensure that the Circular complies in all material respects with all applicable laws, is true and complete in all material respects, does not contain any material Misrepresentation, does not contain any untrue statement of any material fact and does not omit to state any material fact required to be stated which is necessary in order to make the statements therein not misleading in light of the circumstances in which they were made;

(d)
make joint elections with Eligible Holders in respect of the disposition of their Creston Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement.  The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(e)	subject to the approval of the Arrangement Resolution at the Meeting, cooperate with Creston in Creston’s applying for the Final Order;

(f)
at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Mercator Shares to meet the obligations of Mercator under the Arrangement, the Creston Options and the Creston Warrants;

(g)
take all necessary action to have the Mercator Shares issued in connection with the Arrangement (including Mercator Shares to be issued upon exercise of Creston Options and Creston Warrants in accordance with the Plan of Arrangement) listed and posted for trading on the TSX; and

(h)
take all necessary actions in accordance with the Arrangement Agreement so that the Section 3(a)(10) Exemption is available for the issuance of the Mercator Shares and in fulfilling the provisions of the Arrangement Agreement in relation to ensuring the availability of the Section 3(a)(10) Exemption.

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Negative and Affirmative Covenants

The Arrangement Agreement also contains customary additional negative and affirmative covenants on the part of Creston to conduct its business in the ordinary course and consistent with past practice and restricting Creston and its Subsidiaries from, directly or indirectly, taking certain actions.  The Arrangement Agreement includes mutual negative and affirmative covenants on the part of Mercator in respect of these matters.

Non-Solicitation Covenants of Creston and Superior Proposal

Pursuant to the Arrangement Agreement, Creston has agreed that it will not, and it will not authorize or permit any of its Representatives, to directly or indirectly:

(i)
make, solicit, initiate, facilitate, entertain, encourage or promote any inquiry or the making of any proposal to it or its shareholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), an Acquisition Proposal or potential Acquisition Proposal, or agree to or endorse any of the foregoing;

(ii)
enter into or participate in, directly or indirectly, any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(iii)	except in a manner permitted by the Arrangement Agreement, make a Change in Creston Recommendation;

(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)
accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, subject to compliance by Creston with certain provisions of the Arrangement Agreement, the Creston Board may, prior to the approval of the Arrangement by Creston Shareholders, directly or through Creston's advisors or Representatives:

(i)
if Creston receives a bona fide Acquisition Proposal after the execution of the Arrangement Agreement containing terms which the directors of Creston, acting in good faith, reasonably believe, after consultation with its legal and financial advisors: (A) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and (B) constitutes or could reasonably be expected to lead to a transaction more favourable to Creston Shareholders than the Arrangement, Creston may (I) furnish information with respect to Creston and its Subsidiaries to the person making such Acquisition Proposal for a period of not more than 10 days; (II) participate in discussions or negotiations with the person making such Acquisition Proposal; (III) enter into a confidentiality agreement with such person in relation to the provision to such person of information regarding Creston and its Subsidiaries; and (IV) consider, discuss, respond to and negotiate such Acquisition Proposal;

(ii)	make a Change in Creston Recommendation in respect of a Superior Proposal; or

(iii)	approve or recommend to the Creston Shareholders or enter into an agreement in respect of a Superior Proposal,

but in each case only if the Superior Proposal did not result from a material breach of Article 6 of the Arrangement Agreement by Creston.

Creston has agreed in the Arrangement Agreement that it will promptly notify Mercator, at first orally and then in writing, of any Acquisition Proposal or potential Acquisition Proposal, or any amendments to the foregoing, or of any requests or enquiries for non-public information relating to Creston or for access to any of Creston's properties, books or records by any Person that informs Creston that such Person is considering making, or has made, an Acquisition Proposal. Such notice will contain a full description of the material terms and conditions of any proposal. Creston will keep Mercator fully informed of the status, including any change to, the material terms of any such Acquisition Proposal or enquiry.
Break Fee and Expense Reimbursement

In the event (i) the Arrangement Agreement is terminated by Mercator if an Acquisition Proposal has been made and the Creston Board (A) has made a Change in Creston Recommendation or (B) accepted, approved, recommended or entered into an agreement in respect of an Acquisition Proposal and, in either case, either (I) Mercator does not send a written offer as contemplated pursuant to the “right to match” provisions of Section 6.3(b) of the Arrangement Agreement during the requisite five day match period or (II) Mercator sends such a written offer but Creston and Mercator do not enter into an amendment to the Arrangement Agreement; (ii) the Arrangement Agreement is terminated by Creston if Creston proposes to enter into a legally binding agreement with respect to a Superior Proposal in accordance with the “right to match” provisions of the Arrangement Agreement; or (iii) the Arrangement Agreement is  terminated by Mercator in the event, subject to the notice and cure provisions of the Arrangement Agreement, Creston has breached or is in default of any material term of the Arrangement Agreement and a transaction which constitutes an Acquisition Proposal is completed by Creston within six months of such termination or announced by Creston within six months of such termination and subsequently completed, Creston must pay to Mercator of a Mercator Break Fee of $5,500,000.  Creston acknowledges that the Mercator Break Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which Mercator will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties.

In the event that the Arrangement Agreement is terminated by Mercator or Creston for any reason except those enumerated in section 6.4(c) of the Arrangement Agreement, Mercator will pay Creston a Creston Expense Reimbursement of $5,500,000.  Mercator acknowledges that the Creston Expense Reimbursement is a genuine pre-estimate of expenses, which Creston will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties.

Additional Terms of the Arrangement Agreement

In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Circular, the parties have made certain representations and warranties in the Arrangement Agreement relating to, among other things, their corporate formation; corporate power; compliance with laws, licences, permits, constating documents and material contracts; authorization, execution, delivery and enforceability of the Arrangement Agreement; financial statements; material liabilities, taxes, material changes; interests in and title to property and assets; material contracts; litigation; environmental matters; books and records; labour and employment, authorized and issued capital; subsidiaries; reporting issuer and listing status; requisite approvals; and that the information herein relating to such parties does not contain any misrepresentation.

Amendment of the Arrangement Agreement

The Arrangement Agreement may, at any time before or after the Meeting but not later than the Effective Date, be amended by written agreement of the parties and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained in or any document to be delivered pursuant to the Arrangement Agreement; or

(c)	waive compliance with or modify any of the covenants or conditions contained in the Arrangement Agreement or waive or modify performance of any of the obligations of the parties.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Mercator and Creston;

(b)	by either party, upon written notice to the other party, if:

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(i)
subject to the notice and cure provisions of the Arrangement Agreement, any of the conditions set forth in Section 5.1 (mutual conditions) of the Arrangement Agreement is not satisfied or waived on or before July 31, 2011;

(ii)	subject to the notice and cure provisions of the Arrangement Agreement, the other party has breached or is in default of any material term of the Arrangement Agreement;

(iii)	the Effective Date has not occurred by July 31, 2011 and such date has not been extended by the parties; or

(iv)	the parties, acting reasonably, are unable to obtain any required regulatory approvals by July 31, 2011;

(c)	by Mercator if an Acquisition Proposal has been made and the board of directors of Creston:

(i)
shall have made a Change in Creston Recommendation and either (i) Mercator does not send a written offer as per the “right to match” in Section 6.3(b) of the Arrangement Agreement during the requisite five day match period; or (ii) Mercator sends such a written offer but Creston and Mercator do not enter into an amendment to the Arrangement Agreement; or

(ii)
shall have accepted, approved, recommended or entered into an agreement in respect of an Acquisition Proposal and either (i) Mercator does not send a written offer as per the “right to match” in Section 6.3(b) of the Arrangement Agreement during the requisite five day match period; or (ii) Mercator sends such a written offer but Creston and Mercator do not enter into an amendment to the Arrangement Agreement;

(d)	by Mercator, upon written notice to Creston, if:

(i)
subject to the notice and cure provisions of the Arrangement Agreement, any of the conditions set forth in Section 5.2 (conditions to obligations of Mercator) of the Arrangement Agreement are not satisfied or waived on or before July 31, 2011;

(ii)
subject to the notice and cure provisions of the Arrangement Agreement, any representation or warranty of Creston under the Arrangement Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in Section 5.2(a) of the Arrangement Agreement relating to the accuracy of the representations and warranties of Creston would be incapable of satisfaction, provided that Mercator is not then in breach of the Arrangement Agreement so as to cause any condition in favour of both parties or in favour of Creston not to be satisfied;

(iii)
subject to the notice and cure provisions of the Arrangement Agreement, there is a material breach by Creston in Section 4.1 (covenants of Creston) or Section 4.2 (covenants of Creston relating to the Arrangement) of the Arrangement Agreement of any covenant or obligation of Creston, prior to the Effective Date;

(iv)
one or more of the parties to the Lock-Up Agreements, other than Mercator, have failed to comply with, breached the terms of, or is otherwise in default of any of the terms of their respective Lock-Up Agreement, in each case in a material respect; or

(v)	registered holders of Creston Shares representing greater than 5% of the issued and outstanding Creston Shares dissent in respect of the Arrangement in compliance with the Dissent Rights; or

(e)	by Creston, upon written notice to Mercator, if:

(i)
subject to the notice and cure provisions of the Arrangement Agreement, any of the conditions set forth in Section 5.3 (conditions to obligations of Creston) of the Arrangement Agreement are not satisfied or waived on or before July 31, 2011;

(ii)
subject to the notice and cure provisions of the Arrangement Agreement, any representation or warranty of Mercator under the Arrangement Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in Section 5.3(a) of the Arrangement Agreement relating to the accuracy of the representations and warranties of Mercator would be incapable of satisfaction

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provided that Creston is not then in breach of the Arrangement Agreement so as to cause any condition in favour of both parties or in favour of Mercator not to be satisfied;

(iii)
subject to the notice and cure provisions of the Arrangement Agreement, there is a material breach by Mercator of any covenant or obligation provided in section 4.3 (covenants of Mercator) or 4.4 (covenants of Mercator relating to the Arrangement) of the Arrangement Agreement, prior to the Effective Date;

(iv)	Creston proposes to enter into a legally binding agreement with respect to a Superior Proposal in accordance with the provisions of the Arrangement Agreement; or

(v)	Creston does not obtain the requisite approval of the Creston Shareholders at the Meeting.

Shareholder and Court Approvals

Shareholder Approval of the Arrangement

The BCBCA requires that Creston Shareholders approve the Arrangement by adopting the Arrangement Resolution by at least 66 2/3% of the votes cast by Creston Shareholders, in person or represented by proxy, at the Meeting.  The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Arrangement

The BCBCA requires that the Court approve the Arrangement.

On May 11, 2011, Creston obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time), on or about June 17, 2011, or as soon thereafter as counsel for Creston may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1, subject to the approval of the Arrangement Resolution at the Meeting. Creston Securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

At the Court hearing, Creston Securityholders and creditors of Creston who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Creston has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption with respect to the Mercator Shares issued pursuant to the Arrangement as described below under “Securities Laws Considerations - U.S. Securities Laws”. In addition, it is a condition to the obligations of the parties to complete the transactions contemplated in the Arrangement Agreement that the Final Order will find that the terms and conditions of the exchanges pursuant to the Arrangement are fair to Creston Shareholders.

Under the terms of the Interim Order, each Creston Securityholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court on or before 12:00 p.m. (Vancouver time) on June 15, 2011, a response to petition indicating his, her or its intention to appear (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application and serve the same on Creston at the address set out below on or before 4:00 p.m. (Vancouver time) on June 14, 2011. The Response and supporting materials must be delivered, within the time specified, to Creston at the following address:

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McCarthy Tétrault LLP
Suite 1300, 777 Dunsmuir Street
Vancouver, British Columbia, V7Y 1K2
Tel: 604-643-7100/Fax: 604-643-7900
Attention: Robert W. Cooper

Stock Exchange Approval and Listings

It is a condition to the obligations of the parties to complete the transactions contemplated in the Arrangement Agreement that the TSX has conditionally approved the listing thereon of the Mercator Shares exchanged with Creston Securityholders pursuant to the Arrangement, and the Mercator Shares issuable pursuant to the exercise of Creston Options and Creston Warrants, in accordance with the Arrangement subject only to such conditions, including the filing of documents as are acceptable to Mercator and Creston acting reasonably.  Mercator has advised Creston that it has applied to list the Mercator Shares to be issued or issuable in connection with the Arrangement on the TSX, subject to the satisfaction of the customary requirements of the TSX.

Post-Arrangement Organization

The business and operations of the Merged Company (to be formed through the merger of Creston and MercatorSub under the Arrangement) will be managed and operated as a subsidiary of Mercator.  It is expected that the business operations of Mercator, Creston and MercatorSub will be consolidated and the principal executive office of Mercator (Post-Arrangement) will be located at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

Directors and Officers of Mercator (Post-Arrangement)

On completion of the Arrangement, it is proposed that Mercator (Post-Arrangement) expects to appoint D. Bruce McLeod (the current President and CEO and a director of Creston) and Colin K. Benner (the current Executive Chairman and a director of Creston) to its Board.  The Mercator (Post-Arrangement) Board would be comprised of Gavin Thomas (Non-Executive Chairman), D. Bruce McLeod, Colin K. Benner, John H. Bowles, Robert J. Quinn, Stephen P. Quin, Ronald Earl Vankoughnett and Joseph Keane.  The officers of Mercator (Post-Arrangement) would consist of: Gavin Thomas (Non-Executive Chairman), D. Bruce McLeod (President and CEO) (subject to Mercator and D. Bruce McLeod agreeing to the terms of such appointment), Mark Distler (CFO), Gary Simmerman (VP Engineering), Michael J. Broch (VP Exploration) and Marc S. LeBlanc (VP Corporate Development and Corporate Secretary).

See Appendix H for information on Mercator's current directors and officers and Appendix J for information on the directors and officers of Mercator (Post-Arrangement).  See also “Information concerning Mercator on a Current Basis and Mercator (Post-Arrangement)”.

RIGHTS OF DISSENTING SHAREHOLDERS

Creston Shareholders who wish to have dissent exercised with respect to Creston Shares beneficially owned by the Creston Shareholder should take note that strict compliance with the Dissent Procedures is required.

The following description of the Dissent Right of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Creston Shares and is qualified in its entirety by the reference to the full text of the Interim Order, section 4 of the Plan of Arrangement and Sections 237 to 247 of the BCBCA which are attached to this Circular as Appendices “E” and “H”, respectively.  A Dissenting Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement.  Failure to comply strictly with the provisions of the BCBCA, as modified and supplemented by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Right described herein based on the evidence presented at such hearing.

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As indicated in the notice of the Meeting, any Registered Shareholder is entitled to be paid the payout value of his Creston Shares in accordance with Sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, if such Registered Shareholder dissents to the Arrangement and the Arrangement becomes effective.

Persons who are Beneficial Shareholders who wish to have dissent exercised with respect to Creston Shares beneficially owned by them should be aware that only Registered Shareholders are entitled to dissent.  If a Beneficial Shareholder wishes to have dissent exercised with respect to Creston Shares beneficially owned by the Beneficial Shareholder, it is the responsibility of the Beneficial Shareholder to ensure that the Registered Shareholder holding such Creston Shares takes all necessary steps to exercise a Dissent Right.  Where such Creston Shares are held by a Registered Shareholder such as an intermediary who holds Creston Shares as nominee for Beneficial Shareholders, some of whom wish to have dissent exercised, the Beneficial Shareholders who wish to have dissent exercised must cause the Registered Shareholder to exercise a Dissent Right on behalf of such Beneficial Shareholders with respect to the Creston Shares held for such Beneficial Shareholders.  In such case, the Notice of Dissent (as defined below) should set forth the number of Creston Shares it covers.

The right of a Dissenting Shareholder to dissent with respect to such holder's Creston Shares in respect of which dissent is being exercised under a Notice of Dissent will terminate if the Dissenting Shareholder votes any of those Creston Shares in favour of the special resolution authorizing the Arrangement.  A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

Section 242 of the BCBCA

A Dissenting Shareholder has until 10:00 a.m. on June 10, 2011 to send to Creston with respect to the special resolution authorizing the Arrangement a written notice of dissent (the “Notice of Dissent”) pursuant to Section 242 of the BCBCA by registered mail.  After the special resolution is approved by the Creston Shareholders and if Creston notifies the Dissenting Shareholder of its intention to act upon the special resolution, the Dissenting Shareholder is then required within 14 days after Creston gives such notice, to send to Creston a written notice (a “Demand Notice”) that such Dissenting Shareholder requires Creston to purchase all of the Creston Shares in respect of which such Dissenting Shareholder has given Notice of Dissent (the “Dissenting Shares”), together with the share certificate or certificates representing those Creston Shares, whereupon the Dissenting Shareholder is bound to sell and Creston is bound to purchase those Dissenting Shares.

A Dissenting Shareholder who has complied with the aforementioned provisions of Section 242 or Creston may apply to the Court for an order requiring such Dissenting Shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate.  There is no obligation on Creston to make application to the Court.  The Dissenting Shareholder will be entitled to receive the payout value of the Dissenting Shares held by such Dissenting Shareholder as of the day before the Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the payout value of his Dissenting Shares.  Section 244 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights.  Accordingly, each Creston Shareholder who might desire to have a Dissent Right exercised with respect to Creston Shares of which the Creston Shareholder is the beneficial owner should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, and consult their legal advisor.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Right set out in the Interim Order, it will lose its Dissent Right, the Merged Company will return to the Dissenting Shareholder the certificates representing the Dissenting Shares that were delivered to the Merged Company, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Creston Shareholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Right, but the Arrangement is not completed, Creston will return to the Dissenting Shareholder the certificates delivered to Creston by the Dissenting Shareholder, if any.

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Creston Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Right.

All notices to Creston of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to Creston at:

Creston Moly Corp.
Attention: Brenda Nowak
Suite 860, 625 Howe Street
Vancouver, British Columbia, V6C 2T6
Fax: 604-689-5041

All Demand Notices and certificates representing the Creston Shares should be sent to the Merged Company at:

Creston Moly Corp.
Attention: Marc LeBlanc
Suite 860, 625 Howe Street
Vancouver, British Columbia, V6C 2T6
Fax: 604-689-5041

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Creston Shareholder who, at all relevant times, for the purposes of the Tax Act: (a) deals at arm’s length with Creston and Mercator; (b) is not affiliated with Creston or Mercator; and (c) holds Creston Shares, and will hold all Mercator Shares acquired on the Arrangement, as capital property (each such shareholder in this section, a “Holder”).

Creston Shares and Mercator Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (“CRA”) published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii) who has acquired Creston Shares on the exercise of an employee stock option; (iv) an interest in which is, or whose Creston Shares are,  a “tax shelter investment” as defined in the Tax Act; or (v)  to whom the “functional currency” reporting rules in section 261 of the Tax Act apply. Such Holders should consult their own tax advisors.

This summary does not address the Canadian federal income tax considerations applicable to holders of Creston Options and Creston Warrants. Such holders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

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Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who is a Canadian Resident, or is deemed to be a Canadian Resident, for purposes of the Tax Act (a “Resident Holder”) at all relevant times.

Certain Resident Holders who might not otherwise be considered to own Creston Shares as capital property may be entitled to have them and every other “Canadian security”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisers for advice as to whether the election is available or advisable in their particular circumstances. A subsection 39(4) election does not apply to a disposition of Mercator Shares which are acquired in exchange for Creston Shares if a tax election under Section 85 of the Tax Act (a “Section 85 Election”) (discussed below) is filed in respect of such exchange.

Exchange of Creston Shares under The Arrangement – No Section 85 Election

A Resident Holder whose Creston Shares are exchanged for cash and Mercator Shares pursuant to the Arrangement, and who does not make a valid Section 85 Election jointly with Mercator with respect to the exchange, will be considered to have disposed of those Creston Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Mercator Shares received on the exchange. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Creston Shares immediately before the exchange. See “Holders Resident in Canada- Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of the Mercator Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Holder separately owns other Mercator Shares as capital property at that time, the adjusted cost base to the Resident Holder of all Mercator Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Mercator Shares acquired on the exchange with the adjusted cost base to the Resident Holder of those other Mercator Shares.

Exchange of Creston Shares under The Arrangement – With a Section 85 Election

A Resident Holder whose Creston Shares are exchanged for cash and Mercator Shares pursuant to the Arrangement and is an Eligible Holder is entitled to make a Section 85 Election jointly with Mercator and thereby obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the Creston Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder’s Creston Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may specify an Elected Amount in the Section 85 Election so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount specified by an Eligible Holder, subject to the limitations described below, in the Section 85 Election made pursuant to subsection 85(1) or (2) of the Tax Act to be treated as the proceeds of disposition of the Creston Shares.

In general, the Elected Amount may not be:

(a)
less than the lesser of (i) the adjusted cost base to the Eligible Holder of the Creston Shares and (ii) the fair market value of the Creston Shares, in each case determined at the time of the exchange, nor

(b)	greater than the fair market value of the Creston Shares at the time of the exchange.

The tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with Mercator generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s Creston Shares for proceeds of disposition equal to the Elected Amount;

(b)
the Eligible Holder will not realize a capital gain or capital loss if the Elected Amount equals the aggregate of the adjusted cost base to the Eligible Holder of the Creston Shares determined immediately before the exchange and any reasonable costs of disposition;

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(c)
the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base to the Eligible Holder of the Creston Shares determined immediately before the exchange and any reasonable costs of disposition; and

(d)
the aggregate cost to the Eligible Holder of the Mercator Shares acquired on the exchange will equal the Elected Amount less the amount of any cash received by such Eligible Holder, and for the purpose of determining the adjusted cost base to the Eligible Holder of those shares, such cost will be averaged with the adjusted cost base to the Eligible Holder of any other Mercator Shares held at the Effective Time by the Eligible Holder as capital property.

An Eligible Holder that is a Registered Shareholder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the Letter of Transmittal.  A tax election package, consisting of the relevant federal and provincial tax election forms and letter of instructions will be available on Creston’s website at www.crestonmoly.com and Mercator’s website at www.mercatorminerals.com and on request made by checking the appropriate box on the Letter of Transmittal will be separately distributed to Eligible Holders.

The relevant federal tax election form is CRA form T2057 (or, in the event the Eligible Holder is a partnership, CRA form T2058). For Eligible Holders required to file in Québec, Québec form TP-518-V (or, in the event the Eligible Holder is a partnership, Québec form TP-529-V) will also be required. Certain other provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any other necessary provincial election forms.

Where the Creston Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file one copy of Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under section 85 of the Tax Act, and their addresses and social insurance or business numbers.  Where the Creston Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership.  Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form.  Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under provincial legislation applicable in their particular circumstances.

To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before ninety (90) days after the Effective Date, duly completed with the details of the number of Creston Shares exchanged, the cash and number of Mercator Shares received, and the applicable Elected Amount. Additional information on how to make the Section 85 Election and where to deliver the forms will be available on Creston’s website at www.crestonmoly.com and Mercator’s website at www.mercatorminerals.com and on request made by checking the appropriate box on the Letter of Transmittal will be separately distributed to Eligible Holders.

In accordance with the terms of the Arrangement and subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and of any applicable provincial income tax law), one copy of such forms will be signed by Mercator and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial tax authority).

Under the Agreement, Mercator has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial tax legislation).  None of Creston, Mercator, any successor corporation or the Depositary will be responsible for the proper completion or filing of any Section 85 Election and the Eligible Holder will be solely responsible for the payment of any late filing penalty.  Mercator has agreed only to execute any properly completed Section 85 Election forms which it receives and to mail the election forms to the Eligible Holder within ninety (90) days after Mercator’s receipt thereof.  With the exception of Mercator’s execution and mailing of the Section 85 Election, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Holder’s Section 85 Election.  Accordingly, none of Creston, Mercator, any successor corporation or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the

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time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who makes a Section 85 Election must ensure that the Eligible Holder’s election is received by the appropriate revenue authorities on or before the earliest day by which either Mercator or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs.  Mercator’s 2011 taxation year is scheduled to end on December 31, 2011, but it could end earlier as a result of an event such as an amalgamation.  Each Eligible Holder is urged to consult the Eligible Holder’s own advisors as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances.  Regardless of such deadlines, Mercator must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than ninety (90) days after the Effective Date.  Mercator has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within ninety (90) days after Mercator receives the election in accordance with the procedures set out in the tax instruction letter, however, Eligible Holders may be required to forward their tax election forms to Mercator earlier than ninety (90) days after the Effective Date in order to avoid late filing penalties.  While Mercator may choose, in its sole discretion, to sign a Section 85 Election received by it more than ninety (90) days after the Effective Date, it has no obligation to do so.

If Mercator does not receive the Eligible Holder’s duly completed election forms in accordance with the procedures set out in the tax instruction letter within ninety (90) days after the Effective Date, the Eligible Holder may not be able to benefit from the rollover provisions in the Tax Act (or corresponding provisions of any applicable provincial tax legislation).  Accordingly, all Eligible Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay.

Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting the Section 85 Election.  Eligible Holders wishing to make the election should consult their own tax advisors.  An Eligible Holder who does not make a valid Section 85 Election (or corresponding provincial election, if applicable) may realize a taxable capital gain under the Tax Act (or under applicable provincial tax legislation).  The comments herein with respect to such elections are provided for general assistance only.  The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Creston Share or a Mercator Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged).  Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Resident Holders to whom these rules may be relevant should consult their own advisors.

Dividends on Mercator Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on their Mercator Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Mercator as “eligible dividends” as defined in the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Mercator Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to receive on its Mercator Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

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Disposition of Mercator Shares

A Resident Holder that disposes or is deemed to dispose of a Mercator Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Mercator Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Mercator Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Holders Resident in Canada- Taxation of Capital Gains and Capital Losses”.

Alternative Minimum Tax

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 62⁄3% refundable tax on certain investment income, which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Eligibility for Investment of Mercator Shares

Mercator Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), registered retirement income fund (a “RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a “TFSA”), at any particular time, provided that, at that time, the Mercator Shares are listed on a “designated stock exchange” (which currently includes the TSX) or Mercator is a “public corporation” as defined in the Tax Act.

Notwithstanding that Mercator Shares may be a qualified investment for a TFSA, a holder of a TFSA will be subject to a penalty tax with respect to Mercator Shares held in the TFSA if such shares are a “prohibited investment” for the TFSA (within the meaning of the Tax Act). Mercator Shares will not be a prohibited investment for a TFSA provided the holder of the TFSA deals at arm’s length with Mercator for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in Mercator or in any corporation, partnership or trust with which Mercator does not deal at arm’s length for purposes of the Tax Act.  In the 2011 federal budget released on March 22, 2011, the Minister of Finance (Canada) proposed amendments to the Tax Act (the “RRSP/RRIF Proposals”) to extend the “prohibited investment” rules to RRSPs and RRIFs after March 22, 2011. Given the dissolution of Parliament on March 26, 2011, no assurance can be given that the RRSP/RRIF Proposals will be enacted in their previously proposed form, or at all. Holders of a TFSA and annuitants of a RRSP or RRIF should consult their own tax advisors as to whether the Mercator Shares would be a “prohibited investment” in their particular circumstances.

Dissenting Resident Holders

A Resident Holder (a “Resident Dissenter”) who owns Creston Shares in respect of which a Dissent Right is validly exercised and consequently is paid the fair value of the Resident Dissenter’s Shares by Mercator in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest awarded by a court) exceeds (or is exceeded by) the aggregate of the adjusted cost base to the Resident Dissenter of the Creston Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Holders Resident in Canada- Taxation of Capital Gains and Capital Losses” above.

A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, a Canadian Resident and does not use or hold, and is not deemed to use or hold, Creston Shares or Mercator Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the

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summary is not applicable to a Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” (as defined in the Tax Act); or (iii) an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Creston Shares under the Arrangement and Subsequent Dispositions of Mercator Shares

A Non-Resident Holder whose Creston Shares are exchanged for Mercator Shares and cash under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the Creston Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and the Creston Shares are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the exchange.

Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Mercator Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless the Mercator Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the shares are not “treaty-protected property” of the Non-Resident Holder at the time of disposition.

Generally, a Creston Share or a Mercator Share, as the case may be, will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” (which currently includes the TSX and the TSX-V) (as defined in the Tax Act) unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Creston or Mercator, as the case may be, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Creston Shares and Mercator Shares, as the case may be, could be deemed to be taxable Canadian property to the Non-Resident Holder.

Even if a Creston Share or a Mercator Share is taxable Canadian property to a Non-Resident Holder, such share will be “treaty-protected property” of the Non-Resident Holder at the time of disposition (which time includes an exchange of a Creston Share under the Arrangement) for purposes of the Tax Act if the capital gain from the disposition of that share would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Many of the income tax treaties to which Canada is a signatory, including the Canada-U.S. Income Tax Convention (1980) (the “U.S. Treaty”) provide that Canada reserves the right to tax (i.e., does not exempt from Canadian tax) gains on the sale of real property situated in Canada, which for these purposes may include (and under the U.S. Treaty, does include) a share of the capital stock of a corporation resident in Canada, the value of whose shares is derived principally from real property situated in Canada.  Non-Resident Holders should consult their own tax advisors in this regard.

In the event a Creston Share or a Mercator Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and is not treaty-protected property of the Non-Resident Holder at that time, the tax consequences described above under “Holders Resident in Canada - Exchange of Creston Shares under The Arrangement – No Section 85 Election” and “Holders Resident in Canada - Disposition of Mercator Shares”, respectively, and “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses” will generally apply.  Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

A Non-Resident Holder that is an Eligible Non-Resident and hence an Eligible Holder may file a Section 85 Election jointly with Mercator to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange of Creston Shares for Mercator Shares and cash under the Arrangement depending on the Elected Amount and the adjusted cost base to the Eligible Holder of the Creston Shares at the time of the exchange.  The procedures for filing the Section 85 Election and the effects of filing such an election under the Tax Act are as described above under “Holders Resident in Canada- Exchange of Creston Shares under The Arrangement – With a Section 85 Election”.

Non-Resident Holders should consult their own advisors with respect to the advisability of filing a Section 85 Election.

Dividends on Mercator Shares

Dividends paid or credited, or deemed to be paid or credited, on Mercator Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced

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under the provisions of an applicable income tax convention. The rate of withholding tax under the U.S. Treaty applicable to a Non-Resident Holder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of Mercator generally will be 15%. Mercator will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder (a “Non-Resident Dissenter”) who owns Creston Shares in respect of which a Dissent Right is validly exercised and consequently is paid the fair value for the Non-Resident Dissenter’s Shares by Mercator may realize a capital gain or capital loss as discussed above under “Holders Resident in Canada - Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada - Exchange of Creston Shares under the Arrangement and Subsequent Dispositions of Mercator Shares”, any resulting capital gain would only be subject to tax under the Tax Act if the Creston Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenter will not be subject to Canadian withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Any discussion of U.S. federal income tax issues set forth in this Circular was written in connection with the promotion and marketing of the transactions described in this Circular. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on any person.  Each Creston Shareholder should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes the principal U.S. federal income tax consequences of the Arrangement to “U.S. Holders” (as defined below) of Creston Shares that will receive Mercator Shares and cash under the Arrangement and U.S. Holders of Creston Shares who beneficially own Creston Shares in respect of which a Dissent Right is validly exercised in accordance with the procedures described under “Rights of Dissenting Shareholders”. This discussion does not address all U.S. federal income tax matters that may be relevant to a particular Creston Shareholder in light of its particular circumstances, and it does not address any state, local, non-U.S. or alternative minimum tax consequences of the Arrangement.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Creston Shares (or Mercator Shares following the exchange of Creston Shares for Mercator Shares under the Arrangement) that is a U.S. person. A U.S. person is (a) a citizen or resident of the United States as defined for U.S. federal income tax purposes; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any U.S. state or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Creston Shares or Mercator Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  Partners of partnerships that hold Creston Shares or Mercator Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Tax Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Circular may affect the tax consequences described herein, possibly on a retroactive basis.  This summary applies only to U.S. Holders that hold their Creston Shares as capital assets within the meaning of Section 1221 of the U.S. Tax Code and either will hold the Mercator Shares that they receive under the Arrangement as capital assets or will exercise Dissent Rights.  This summary is for general guidance only and does not address the consequences applicable to certain categories of Creston Securityholders subject to special treatment under the U.S. Tax Code, including, but not limited to, tax exempt organizations, banks and financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, traders in securities electing to mark-to-market, U.S. persons whose functional currency (as defined in Section 985 of the U.S. Tax Code) is not the U.S. dollar, U.S. expatriates or former long-term residents of the United States, Creston Shareholders who received their Creston

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Shares in compensatory transactions, Creston Optionholders, Creston Warrantholders, Creston Shareholders that hold their Creston Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, Creston Shareholders that own, directly, indirectly or through attribution, 10% or more of the total combined voting power of all classes of Creston stock entitled to vote or, except as described specifically below, holders of Creston Shares that will hold 5% or more of Mercator’s equity, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the U.S. Tax Code, following the exchange of Creston Shares for Mercator Shares under the Arrangement (“5% Transferee Shareholders”).

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made.  Neither Creston nor Mercator has sought or will seek an opinion of U.S. legal counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Arrangement.  The following summary is not binding on the IRS or the courts. This summary assumes that the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement.  Each U.S. Holder of Creston Shares should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder and its particular circumstances.

The Arrangement

The Arrangement has been structured to qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Tax Code. Because the determination of whether the Arrangement will qualify as a reorganization depends on the resolution of complex issues and facts, there can be no assurance that the Arrangement will qualify as a reorganization.  As described in detail below, even if the Arrangement qualifies as a reorganization, the PFIC rules may require a U.S. Holder to fully recognize gain (but not loss) if Creston is considered a PFIC with respect to a particular U.S. Holder. All U.S. Holders of Shares should consult their tax advisors regarding the specific U.S. federal income tax consequences of the Arrangement that are applicable to them.

PFIC Rules

Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a PFIC at any time during which the U.S. person has held shares.  A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (a) at least 75% of its gross income is “passive” income; or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income. The U.S. Tax Code excludes gains from transactions in commodities from the definition of passive income if (a) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (b) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, and supplies of a type normally consumed in the course of its business.

If a non-U.S. corporation is a PFIC in any taxable year that a U.S. person holds shares, the non-U.S. corporation generally will be considered a PFIC with respect to the U.S. person for all subsequent years after the first taxable year in the U.S. person’s holding period in which the non-U.S. corporation was a PFIC unless the U.S. person has made certain elections to mitigate some of the U.S. federal income tax consequences of holding shares of a PFIC.

A U.S. person that holds shares of a PFIC generally is subject to special rules with respect to any gain recognized on the sale or exchange of the shares and any “excess distributions” received. Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. person in the shorter of either the three previous years or the U.S. person’s holding period for the shares before the current taxable year.  Gain and excess distributions are allocated ratably to each day that the U.S. person held shares.  Amounts allocated to the current taxable year and to years before the non-U.S. corporation became a PFIC are treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year the non-U.S. corporation first became

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a PFIC are taxed at the highest rate in effect for that year on ordinary income. The tax is subject to an interest charge at the rate applicable to underpayments of income tax.

Creston believes that it will be a PFIC for the current taxable year and that it has been a PFIC in prior taxable years.  Accordingly, unless a U.S. Holder has made a valid mark-to-market election with respect to its Creston Shares, it is likely that the U.S. Holder’s Creston Shares will be treated as stock of a PFIC with respect to the U.S. Holder. U.S. Holders of Creston Shares should consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Based on current business plans and financial expectations, Mercator does not expect to be a PFIC for its current taxable year.  Because the determination of a non-U.S. corporation’s PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, however, there can be no assurance at this time that Mercator will not be a PFIC for its current taxable year or any future taxable year.  The remainder of this discussion assumes that Mercator will not be a PFIC for its current taxable year.  Each U.S. Holder should consult its own tax advisor regarding Mercator’s potential status as a PFIC and the resulting U.S. federal income tax consequences to the U.S. Holder.

Treatment if the Arrangement Qualifies as a Reorganization

Even if the Arrangement qualifies as a reorganization, a U.S. Holder may fully recognize gain (but not loss) upon exchanging its Creston Shares for Mercator Shares if Creston is considered a PFIC with respect to the U.S. Holder. Under Section 1291(f) of the U.S. Tax Code, transfers of shares of a PFIC in a nonrecognition transaction, including a reorganization, result in recognition of gain to the extent provided in U.S. Treasury Regulations.  Proposed U.S. Treasury Regulations under Section 1291 provide that a U.S. person recognizes gain (but not loss) on a disposition of PFIC shares in an otherwise nonrecognition transaction, unless the PFIC shares are exchanged solely for shares of a company that is also a PFIC.  These proposed U.S. Treasury Regulations were proposed in 1992 and have not been adopted in final form. It is unclear whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for these purposes.  If gain is not fully recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Mercator Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Creston Shares.  Consequently, a subsequent disposition of the Mercator Shares presumably would be taxable as if it were an excess distribution under the PFIC rules, as described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a reorganization.

If gain is recognized under the proposed U.S. Treasury Regulations, such gain generally will be equal to the difference between (a) the sum of the cash and the fair market value of the Mercator Shares received and (b) the U.S. Holder’s adjusted tax basis in the Creston Shares exchanged. Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above.  An excess distribution will be allocated ratably to each day that the U.S. Holder held Creston Shares. Amounts allocated to the current taxable year and to any years before Creston became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Creston first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax.  The U.S. Holder’s basis in the Mercator Shares received generally will be adjusted to reflect any gain recognized. If gain is recognized, the U.S. Holder’s holding period in the Mercator Shares received will begin on the day after the exchange.  If the Arrangement qualifies as a reorganization, a U.S. Holder generally will not be permitted to recognize a loss on the exchange of Creston Shares for Mercator Shares under the Arrangement.  In such case, the U.S. Holder’s holding period in the Mercator Shares received will begin on the day after the exchange, but only for purposes of applying the PFIC rules.

A U.S. Holder that has properly made a mark-to-market election with respect to its Creston Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to it if the Arrangement qualifies as a reorganization.

If the Arrangement qualifies as a reorganization, additional special rules may apply to a U.S. Holder that is a 5% Transferee Shareholder following the Arrangement if the U.S. Holder does not fully recognize gain or loss upon exchanging its Creston Shares for Mercator Shares.  A 5% Transferee Shareholder will need to enter into a gain recognition agreement in order to qualify for non-recognition of gain in accordance with applicable U.S. Treasury Regulations. In addition, the 5% Transferee Shareholder may be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the Arrangement. U.S. Holders that may be 5% Transferee Shareholders following the Arrangement should consult their own tax advisors regarding the requirements that may apply to them.

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Treatment if the Arrangement Does Not Qualify as a Reorganization

If the Arrangement does not qualify as a reorganization and Creston is considered a PFIC with respect to a U.S. Holder, a U.S. Holder generally will recognize gain or loss, which will generally be equal to the difference between (a) the sum of the cash and the fair market value of the Mercator Shares received and (b) the U.S. Holder’s adjusted tax basis in the Creston Shares exchanged. Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. The deductibility of capital losses is subject to limitations. The U.S. Holder’s basis in the Mercator Shares received generally will equal their fair market value at the time of the exchange. The U.S. Holder’s holding period in the Mercator Shares received will begin on the day after the exchange.

If the Arrangement does not qualify as a reorganization and a U.S. Holder has made a valid mark-to-market election with respect to its Creston Shares, the U.S. Holder generally will recognize gain or loss upon exchanging its Creston Shares for Mercator Shares under the Arrangement.  Such gain or loss generally will be equal to the difference between (a) the sum of the cash and the fair market value of the Mercator Shares received and (b) the U.S. Holder’s adjusted tax basis in the Creston Shares exchanged. Any gain generally will be treated as ordinary income, rather than capital gain, but generally will not be subject to the rules for excess distributions discussed above if the mark-to-market election was properly made for the first taxable year during which the U.S. Holder held Creston Shares.  Any loss generally will be treated as an ordinary loss to the extent of the net amount of income previously included under the mark-to-market election, and thereafter as a capital loss.

Dissenting U.S. Holders

The U.S. federal income tax consequences described in this section will apply to dissenting U.S. Holders regardless of whether the Arrangement qualifies as a reorganization.

If Creston is considered a PFIC with respect to a U.S. Holder and the U.S. Holder beneficially owns Creston Shares in respect of which a Dissent Right is validly exercised in accordance with the procedures described under “Rights of Dissenting Shareholders”, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash paid and the adjusted tax basis in the Creston Shares surrendered.  Such gain, if any, will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. The deductibility of capital losses is subject to limitations.

If a U.S. Holder who beneficially owns Creston Shares in respect of which a Dissent Right is validly exercised has made a valid mark-to-market election with respect to its Creston Shares, the U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash paid and the adjusted tax basis in the Creston Shares surrendered.  Any gain generally will be treated as ordinary income, rather than capital gain, but generally will not be subject to the rules for excess distributions discussed above if the mark-to-market election was properly made for the first taxable year during which the U.S. Holder held Creston Shares.  Any loss generally will be treated as an ordinary loss to the extent of the net amount of income previously included under the mark-to-market election, and thereafter as a capital loss.

The U.S. dollar value of a cash payment in Canadian dollars to a U.S. Holder who beneficially owns Creston Shares in respect of which a Dissent Right is validly exercised should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such payment, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Mercator Shares Following the Arrangement – Distributions on Mercator Shares”.

Any interest paid to a U.S. Holder who beneficially owns Creston Shares in respect of which a Dissent Right is validly exercised generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.  Such interest will be foreign source income for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Mercator Shares following the Arrangement – Distributions on Mercator Shares”.  A U.S. Holder who beneficially owns Creston Shares in respect of which a Dissent Right is validly exercised should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder.

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Records and Reporting Requirements

If the Arrangement qualifies as a reorganization, certain U.S. Holders that are “significant holders” within the meaning of U.S. Treasury Regulation Section 1.368-3(c) will be required to attach a statement to their tax returns for the year in which the Arrangement occurs that contains the information listed in U.S. Treasury Regulation Section 1.368-3(b).  Such statement must include the U.S. Holder’s tax basis in his, her, or its Creston Shares and the fair market value of the U.S. Holder’s Creston Shares immediately before they were exchanged for Mercator Shares.  A “significant holder” generally includes a holder of at least 1% (by vote or value) of the stock of a corporation if the stock is not publicly traded on a U.S. securities exchange or a holder of securities of a corporation with a basis of US$1,000,000 or more. All U.S. Holders should keep records regarding the number, basis and fair market value of their Creston Shares exchanged for Mercator Shares.  If Creston is considered a PFIC with respect to a U.S. Holder, the U.S. Holder generally will be required to attach IRS Form 8621 (or any other form specified by the U.S. Treasury Department) to its tax return for the year in which the Arrangement occurs to provide information regarding the exchange or disposition of Creston Shares and the Mercator Shares received.

All U.S. Holders, including potential 1% shareholders and 5% Transferee Shareholders (as discussed above), should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the Arrangement.

In general, information reporting requirements may apply to the exchange of Creston Shares pursuant to the Arrangement, except with respect to a U.S. Holder that is an exempt recipient. Backup withholding may apply if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

Ownership of Mercator Shares Following the Arrangement

Distributions on Mercator Shares

Subject to the PFIC rules discussed above and as referenced below, the gross amount of any cash distribution with respect to Mercator Shares, before reduction for any Canadian withholding tax, will be taxable to U.S. Holders of Mercator Shares as a dividend to the extent of Mercator’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds Mercator’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Mercator Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Mercator Shares). Then, any balance in excess of the adjusted basis will be subject to tax as capital gain.  However, Mercator does not maintain calculations of its earnings and profits according to U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution with respect to Mercator Shares will constitute ordinary dividend income.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if Mercator is a “qualified foreign corporation” for U.S. federal income tax purposes and if certain holding period requirements are satisfied. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code.  The U.S. Treasury Department has determined that the U.S. Treaty meets these requirements. A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year.  Distributions on the Mercator Shares should be eligible for this reduced rate of taxation as long as Mercator is not a PFIC and is eligible for the benefits of the U.S. Treaty.

Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

If Mercator pays distributions on the Mercator Shares in Canadian dollars, the U.S. dollar value of such distributions would be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distributions, a U.S. Holder’s tax basis in such

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Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed below.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the U.S. Tax Code.  Dividends paid on the Mercator Shares generally will be “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Sale, Exchange or Other Disposition of Mercator Shares

Subject to the PFIC rules discussed above and as referenced below, upon the sale, exchange or other disposition of Mercator Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of Mercator Shares and the U.S. Holder’s adjusted tax basis in the Mercator Shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Mercator Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

PFIC Status of Mercator

Based on current business plans and financial expectations, Mercator does not expect to be a PFIC for its current taxable year.  Because this conclusion is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Mercator will not be a PFIC for its current taxable year or any future taxable year.

If Mercator were a PFIC, a U.S. Holder generally would be taxed as described above under “The Arrangement—PFIC Rules”.  U.S. Holders should consult their tax advisors regarding their ability to make a qualified electing fund, or QEF, election or a mark-to-market election, which would mitigate some of the adverse tax consequences of holding stock in a PFIC if Mercator ever becomes a PFIC. If Mercator were a PFIC, a U.S. Holder generally would be required to file IRS Form 8621 (or any other form specified by the U.S. Treasury Department) for each year in which the U.S. Holder held Mercator Shares.  U.S. Holders are urged to consult their tax advisors regarding Mercator’s potential status as a PFIC and the resulting U.S. federal income tax consequences to the U.S. Holder.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions as well as proceeds of sales of Mercator Shares within the United States, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

Certain U.S. Holders that are individuals that hold certain foreign financial assets (which may include Creston Shares or Mercator Shares) may be required to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of Creston Shares or Mercator Shares.

NOTICE TO NON-CANADIAN CRESTON SHAREHOLDERS

It is strongly recommended that all Non-Resident Shareholders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the disposition of their Creston Shares and exercise of their Creston Options and Creston Warrants, as applicable.

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SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Each Creston Securityholder is urged to consult the holder's professional advisors to determine the Canadian conditions and restrictions applicable to trades in Mercator Shares.

Status under Canadian Securities Laws

Creston is a reporting issuer (or the equivalent) in British Columbia, Alberta, Manitoba and Ontario. Creston Shares currently trade on the TSXV.  After the Arrangement, Creston Shares will be delisted from the TSXV, and Mercator will apply to the applicable Canadian securities regulators to have Creston classified as a non-reporting issuer.

Mercator is a reporting issuer (or the equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia.  Mercator Shares are listed on the TSX. It is a condition to the obligations of the parties to complete transactions contemplated in the Arrangement Agreement that the TSX has conditionally approved the listing thereon of Mercator Shares to be issued pursuant to the Arrangement and the Mercator Shares issuable pursuant to the exercise of the Creston Options and Creston Warrants.

Issue and Resale of Mercator Shares Under Canadian Securities Laws

The issue of Mercator Shares and the Cash Consideration pursuant to the Arrangement and on exercise of Creston Options and Creston Warrants will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts.  Mercator Shares may be resold in each province and territory of Canada, provided (i) the trade is not a “control distribution” as defined National Instrument 45-102 Resale of Securities, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that trade, and (iv) if the selling security holder is an insider or officer of Mercator (as such terms are defined in the Canadian Securities Acts), the insider or officer has no reasonable grounds to believe that Mercator is in default of securities legislation.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Creston Shareholders, Creston Optionholders and Creston Warrantholders in connection with the Arrangement.  All Creston Securityholders are urged to consult with their own legal advisors to ensure that the resale of Mercator Shares issued to them under the Arrangement complies with applicable federal and state securities laws.  Further information applicable to U.S. Shareholders is disclosed under “Note to United States Shareholders”.

The issuance of Mercator Shares pursuant to the Arrangement, as well as the issuance of Mercator Shares upon the exercise of Creston Options and Creston Warrants after the Effective Time, and the subsequent resale of such Mercator Shares, will be subject to U.S. federal and state securities laws, including the U.S. Securities Act.

The following discussion does not address the Canadian securities laws that will apply to the issuance of the Mercator Shares to Creston Shareholders or the subsequent resale of such Mercator Shares.  Creston Securityholders who resell Mercator Shares must comply with Canadian securities laws, as outlined above.

Exemption relied upon from the Registration Requirements of the U.S. Securities Act

The Mercator Shares to be issued by Mercator pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and such issuance will be effected in reliance on the Section 3(a)(10) Exemption.  Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear by a court or governmental authority expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the

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registration requirements of the U.S. Securities Act with respect to the Mercator Shares issued in connection with the Arrangement.

Resales of Mercator Shares within the United States after the Effective Time

The resale rules under the U.S. Securities Act applicable to Creston Shareholders are summarized below.

Non-Affiliates Before and After the Effective Time

Creston Shareholders who are not “affiliates” of Mercator within 90 days before the Effective Time and will not be affiliates of Mercator (Post-Arrangement) after the Effective Time may generally resell the Mercator Shares issued to them on or after the Effective Time without restriction under the U.S. Securities Act.  An “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.  Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Affiliates Before the Effective Time or Affiliates After the Effective Time

Creston Shareholders who are affiliates of Mercator within 90 days before the Effective Time or will be affiliates of Mercator (Post-Arrangement) after the Effective Time will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Mercator Shares issued at the Effective Time.  These Creston Shareholders may not resell their Mercator Shares unless such shares are registered under the U.S. Securities Act or an exemption from registration is available.

Resales of Mercator Shares Pursuant to Regulation S

Subject to certain limitations, at any time that Mercator (Post-Arrangement) is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act), Creston Shareholders may immediately resell the Mercator Shares they receive under the Arrangement outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.  Generally, such persons may resell such securities in an “offshore transaction” if (i) no offer is made to a person in the United States, (ii) either (A) at the time the buyer’s buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a “designated offshore securities market” (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and (iii) neither the seller, any affiliate of the seller or any person acting on any of their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.  Certain additional restrictions will apply to a person who is an affiliate of Mercator (Post-Arrangement) after the Effective Time or of Mercator within 90 days before the Effective Time solely by virtue of his or her status as an officer or director of the applicable entity.  Mercator (Post-Arrangement) is under no obligation to remain a foreign private issuer.

Issuance and Resale of Mercator Shares Upon Exercise of Creston Options or Creston Warrants

The Mercator Shares issuable upon exercise of Creston Options or Creston Warrants after the Effective Time have not been registered under the U.S. Securities Act or under applicable state securities laws.  As a result, Creston Options and Creston Warrants may not be exercised after the Effective Time by or on behalf of a person in the United States or a U.S. Person, and the Mercator Shares issuable upon exercise thereof in the United States or by a U.S. Person may not be offered or resold unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

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RISK FACTORS

In assessing the Arrangement, Creston Shareholders should carefully consider the risks respecting the Arrangement, Mercator (Post-Arrangement) and Mercator described herein and respecting Creston described in the Creston AIF incorporated by reference in this Circular which is filed on SEDAR, together with the other information contained in or incorporated by reference into this Circular.  Additional risks and uncertainties, including those currently unknown to or considered to be not material by Creston, may also adversely affect the business of Mercator (Post-Arrangement).

Risks Related to the Arrangement

The Mercator Shares issued in connection with the Arrangement may have a market value different than expected

Each Creston Shareholder will be entitled to receive 0.15 of one Mercator Share and $0.08 for each Creston Share held, subject to adjustment for fractional shares.  Because the exchange ratio will not be adjusted to reflect any changes in the market value of Mercator Shares, the market values of the Mercator Shares and the Creston Shares at the Effective Time may vary significantly from the values at the date of this Circular.  If the market price of Mercator Shares declines, the value of the consideration received by Creston Shareholders will decline as well.  Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Mercator, Creston and Mercator (Post-Arrangement), market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the price of copper and other factors over which neither Creston nor Mercator has control.
The Arrangement Agreement may be terminated by Creston or Mercator in certain circumstances, in which case the market price for Creston Shares may be adversely affected

Each of Creston and Mercator has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by either Creston or Mercator before the completion of the Arrangement. For example, Mercator has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Creston. There is no assurance that a change having a Material Adverse Effect on Creston will not occur before the Effective Date, in which case Mercator could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Completion of the Arrangement is also subject to a number of conditions precedent, certain of which are outside the control of Creston or Mercator, including, but not limited to, Creston Shareholder approval, Court approval and all other necessary consents, orders, regulations and approvals, including regulatory and judicial approvals and orders. See “The Arrangement – Conditions to the Arrangement Becoming Effective”.  There is no certainty, nor can Creston provide any assurance, that all conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Creston Shares may be adversely affected.  If the Arrangement Agreement is terminated, there is no assurance that the Creston Board will be able to find a party willing to submit a more attractive proposal to Creston Shareholders than the Arrangement.

Creston may terminate the Arrangement in accordance with terms of the Arrangement Agreement if it determines to accept a Superior Proposal in which case it will be required to pay the Break Fee to Mercator.

Certain of the information in this Circular has been provided by Mercator

All historical information regarding Mercator contained in this Circular, including all Mercator financial information and pro forma financial information reflecting the pro forma effects of a combination of Creston and Mercator, has been provided by Mercator.  Although Creston has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in the information about or relating to Mercator contained in the Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of Mercator (Post-Arrangement) and its results of operations and financial condition.

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The closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies and regulatory authorities that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of Mercator (Post-Arrangement)

Completion of the Arrangement is conditional upon receiving certain approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could adversely affect the business, financial condition or results of operations of Mercator (Post-Arrangement).

The issuance of a significant number of Mercator Shares could adversely affect the market price of Mercator Shares

If the Arrangement is completed, a significant number of additional Mercator Shares will be available for trading in the public market. The increase in the number of Mercator Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Mercator Shares.

The Arrangement may give rise to significant adverse tax consequences

The Arrangement may give rise to significant adverse tax consequences to Creston Securityholders, particularly as to the possible tax treatment for U.S. income tax purposes of the transactions as discussed under “Certain U.S. Federal Income Tax Considerations” and each Creston Securityholder is urged to consult his own tax advisors.

Risks related to the operations of Mercator (Post-Arrangement)

Mercator (Post-Arrangement) may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Creston and Mercator

The success of Mercator (Post-Arrangement) will depend to some extent on the success of management of Mercator (Post-Arrangement) in integrating the operations, technologies and personnel of Creston with those of Mercator after the Effective Date. The failure of Mercator (Post-Arrangement) to achieve such integration could result in the failure of Mercator (Post-Arrangement) to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of Mercator (Post-Arrangement).

The overall integration of the operations, technologies and personnel of Creston into Mercator (Post-Arrangement) may also result in unanticipated operational problems, expenses, liabilities and diversion of management's time and attention.

Mercator (Post-Arrangement) may not realize the benefits of its new projects

Mercator (Post-Arrangement) will have an expanded portfolio of projects.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these projects successfully could have an adverse effect on financial position and results of operations of Mercator (Post-Arrangement).

Mercator (Post-Arrangement) may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects

If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on Mercator (Post-Arrangement)'s results of operations, cash flow from operations and financial condition.

Mercator (Post-Arrangement) will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities

Creston and Mercator are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in

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assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

Risks related to Mercator

The operations of Mercator are subject to risks due to the nature of its business, which is mining operations. An investment in Mercator Shares involves significant risks, which should be carefully considered by Creston Shareholders. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Creston Shareholders should carefully consider the following risk factors and additional risk factors set forth in the Mercator AIF and Mercator's annual MD&A incorporated by reference herein (including on pages 22 to 25 under the heading “Critical Accounting Estimates” and pages 31 to 33 under the heading “Risk Factors”), and including the historical financial statements of Mercator and the notes thereto. Such risk factors could materially affect the future operating results of Mercator and Mercator (Post-Arrangement) and could cause actual events to differ materially from those described in forward-looking statements relating to Mercator and Mercator (Post-Arrangement).

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in Mercator's disclosure documents and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, molybdenum, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

These reserve and resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  Mercator cannot assure investors that:

●	the estimates will be accurate;

●	reserve, resource or other mineralization estimates will be accurate; or

●	this mineralization can be mined or processed profitably.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper, molybdenum and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Mercator's ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on Mercator's results of operations and financial condition.

The mineral reserve and resource estimates contained in public filings of Mercator have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for copper, molybdenum and silver may render portions of the mineralization, reserve and resource estimates

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uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Mineral Park Mine and other projects.  Any material reductions in estimates of mineralization, or of Mercator's ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Influence of Metal Prices

Mercator's future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of Mercator's Shares, Mercator's financial results, and Mercator's exploration, development and mining activities may be significantly adversely affected by further declines in the price of copper, molybdenum and other metals.  The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond Mercator's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from Mercator's properties, and, ultimately, the economic viability of Mercator's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from Mercator's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and Mercator could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from Mercator's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of Mercator's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Mercator's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of Mercator

The potential profitability of mineral properties is dependent upon many factors beyond Mercator's control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways Mercator cannot predict and are beyond Mercator's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Mercator.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry have led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor to be considered in the economic model for any mining project.  Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects.  Such increases in both operating and capital costs need to be considered in economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

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Operating Hazards and Risks

Mineral exploration, development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which Mercator has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Mercator maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Mercator could incur significant costs that could have a materially adverse effect on its financial condition.

Funding to Develop Mineral Properties and to Complete Exploration Programs

Mercator has limited financial resources.  It had working capital of approximately US$3.8 million at December 31, 2010 and had cash and cash equivalents and restricted cash of US$46.156 million at that date.  Mercator intends to fund its operations from working capital and revenue from production at the Mineral Park Mine, to the extent practical.   Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Mineral Park Mine or to obtain additional external financing.  The sources of external financing that Mercator could use for these purposes might include public or private offerings of equity and debt.  In addition, Mercator could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources.   External financing may not be available on acceptable terms, or at all.

If Mercator is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that Mercator will reach or maintain commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests.  In addition, should Mercator incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this document.

Current Conditions Relating to Construction Completion

The completion of the construction of the 50,000 ton per day concentrator mill facility at Mineral Park still requires significant funds. The prices of copper and molybdenum have been volatile recently.  If such prices were to decline or costs of operations increase, Mercator may not have sufficient funds from operations (when combined with current working capital) to complete the construction.  This may require Mercator to seek additional financing.  There can be no assurance that Mercator will be able to obtain such financing on favourable terms, if at all.

General Economic Conditions

The recent unprecedented events in global financial markets have had a profound effect on the global economy.  Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect Mercator's growth and profitability.  Specifically:

●	a credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

●	the volatility of copper, molybdenum and other metal prices affects our revenues, profits and cash flow;

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●	volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

●	the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on Mercator's financial condition and results of operations.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Mercator anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, Multilateral Instrument 52-10 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Mercator also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Mercator to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

Mercator has one property in production, and one other property in the development stage. There can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although Mercator's activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by Mercator towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

Mercator Will Require other Mineral Reserves in the Future

Because mines have limited lives based on proven and probable mineral reserves, Mercator will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. Mercator's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 23 years.   There is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of Mercator

Mercator plans to focus on the expansion of the Mineral Park Mine and the development and construction of the El Pilar project, and will require additional financing to achieve such plans. Any other properties that Mercator may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, Mercator will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of Mercator's shareholders.

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Mercator's Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like Mercator is affected by many variables not directly related to Mercator's exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including Mercator, have, experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in Mercator's common share price will not occur.

The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests Mercator's shares will continue to be volatile. In recent years, the price of Mercator's shares has ranged between approximately $0.15 and $12.94 the since the acquisition of the Mineral Park Mine.

Limited History of Earnings

Mercator has incurred several years of losses however, with some years having proven profitable. There can be little assurance that Mercator will again become or continue to be profitable.  Mercator has not paid dividends in the past and has no plans to pay dividends for some time in the future. Mercator's future dividend policy will be determined by its directors.

Mercator has a Limited History of Operations

Although Mercator's management and operating staff have a history of developing and operating mines, there is no assurance that Mercator as a relatively new operator will continue to produce revenue, operate profitably or provide a return on investment in the future.

Mercator Currently Depends on a Single Property — The Mineral Park Mine

Mercator's only currently producing project is the Mineral Park Mine. As a result, unless Mercator develops additional properties or projects, Mercator will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Title Matters

The mineral resources and mineral reserves on the Mineral Park Mine are all located on patented ground and on the acquisition of Mineral Park Mercator obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine.  Mercator has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of Mercator is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of Mercator's properties. Mercator's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Mercator has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Mercator's title to its Mexican mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Mercator's properties consist of various mining concessions in Mexico.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Mercator's ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Mercator's mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Mercator losing commercially viable Mineral Reserves.  Even if a claim is unsuccessful, it may potentially affect Mercator's current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Mercator

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loses a commercially viable Mineral Reserve, such a loss could lower Mercator's revenues or cause it to cease operations if this Mineral Reserve represented all or a significant portion of Mercator's operations at the time of the loss.

Mercator's El Pilar project is located in Mexico.  As with many foreign projects, projects in Mexico may experience difficulties with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services.

Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Mercator's mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Mercator's activities or maintaining its properties.  In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Mercator's ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Mercator.  There can be no assurance that foreign exchange fluctuations will not materially adversely affect Mercator's financial performance and results of operations.

It may be difficult for Mercator to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, Mercator may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Mercator to conduct its operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mercator's operations or future profitability.

Permits, Licenses and Approvals

Mercator's operations require licenses, permits and approvals from various governmental authorities. Mercator believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals.  There can be no guarantee, however, that Mercator will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expanded operation of the Mineral Park Mine.  In the event of commercial production the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

A number of approvals, licenses and permits are required for various aspects of a mine's development in Mexico.  The most significant permits for the development of the El Pilar Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

While Mercator expects to obtain these permits in due course, failure to obtain the necessary permits would adversely affect progress of Mercator's operations and would delay the beginning of commercial operations.

Compliance with Environmental and Government Regulation

Mercator's operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the

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development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits.  Permits and studies may be necessary prior to operation of the exploration properties in which Mercator has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Mercator. Additionally, Mercator may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of Mercator's knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, Mercator may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

Mercator's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. Mercator's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If Mercator undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located.  Compliance with new requirements could impose costs on Mercator in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Mercator may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Mercator.

Mercator Does Not Insure Against All Risks

Mercator's insurance will not cover all the potential risks associated with its operations. Mercator may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Mercator might also become subject to liability for pollution or other hazards which may not be insured against or which Mercator may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Mercator to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

Mercator is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  Mercator periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Mercator becomes subject to environmental liabilities, the payment

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of such liabilities would reduce or eliminate its available funds or could exceed the funds Mercator has to pay such liabilities and result in bankruptcy. Should Mercator be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

Mercator has properties located in and outside the United States, Canada and Mexico, where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of Mercator and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government Regulation may Adversely Affect Mercator

Mercator's mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Mercator and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

Mercator maintains its accounts in Canadian and US dollars and Mexican pesos. Mercator's operations in the United States and Mexico make it subject to foreign currency fluctuations and such fluctuations may materially affect Mercator's financial position and results. Mercator does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Mercator's ability to suitably develop its properties.  Mercator competes with many other companies possessing greater financial resources and technical facilities than it. Mercator competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Effecting Service of Process on Mercator's Directors

Since certain of Mercator's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of Mercator's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

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Acquisitions

Mercator undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of Mercator's business, and may expose Mercator to new geographic, political, operating, financial and geological risks. Mercator's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Mercator's ongoing business; the inability of management to maximize Mercator's financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Mercator may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Mercator to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Mercator would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Mercator's level of indebtedness could have important consequences for its operations, including:

●
Mercator may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

●	Mercator's debt level may make it vulnerable to economic downturns and adverse developments in Mercator's businesses and markets; and

●	Mercator's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Mercator expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Mercator's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Mercator will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Mercator cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on Mercator's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Mercator may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. Mercator's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of Mercator's directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Mercator. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with Mercator's interests.  Directors and officers of Mercator, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of Mercator's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on Mercator's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Mercator will be able to attract and retain the services of such personnel. Mercator's development, now and in the future, will depend on the efforts of its key management figures.  The loss of any or all of the key individuals could have a material adverse effect on Mercator. Mercator does not currently maintain key-man life insurance on any of its key management employees.

Mercator's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and Mercator is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to

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retain current personnel and attract and retain new personnel. Many companies which Mercator competes with for personnel have substantially more resources, multiple mines and longer operating histories than Mercator.

INFORMATION CONCERNING MERCATOR ON A CURRENT BASIS
AND MERCATOR (POST-ARRANGEMENT)

The following information is presented on a current basis and reflects the current business, financial and share capital position of Mercator.  In addition, information is provided on a pro forma basis, assuming completion of the Arrangement. See “Information concerning Creston” in this Circular for current information relating to Creston.

Overview of Mercator and its Current and Pro Forma Business

Mercator was incorporated in the Province of British Columbia under the name “Sultana Resources Corporation” by registration of its Memorandum and Articles on March 5, 1984.  It changed its name to “Silver Eagle Resources Ltd.” on May 31, 1988.  On April 16, 1997, it was continued under the Business Corporations Act (Yukon) and became a Yukon corporation.  On March 12, 2001, it changed its name to “Mercator Minerals Ltd.” and consolidated its outstanding share capital on the basis of one (new) for five (old) shares.  Effective April 7, 2005, Mercator continued under the Business Corporations Act (British Columbia).

The Mercator Shares are listed on the TSX under the symbol “ML”.  Mercator's registered and records address is located at Suite 1000, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  Its head office is located at 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3 and its principal place of business is 8275 N. Mineral Park Road, Golden Valley, Arizona, USA 86413.

The authorized capital of Mercator consists of an unlimited number of common shares without par value (i.e., the Mercator Shares).  As at May 9, 2011, there were issued and outstanding 201,238,326 Mercator Shares.

Mercator is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. and Sonora, Mexico.  Mercator's principal asset is the 100% owned (subject to the NPI described below) Mineral Park Mine, a producing copper mine acquired from Equatorial Mining North America, Inc. (“EMNA”) and located near Kingman, Arizona. The primary focus of Mercator is the expansion of copper production and molybdenum concentrate production at the Mineral Park Mine to generate cash flow to fund Mercator's business plans, and the development of the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico.  Mercator's activities have been financed prior to the date of this Circular primarily through the sale and issuance of shares and other securities by way of equity financings and commercial financing arrangements, and recently, from increased production from the Mineral Park Mine.

Upon completion of the Arrangement:

(a)
Mercator (Post-Arrangement) will continue to be a corporation governed by the laws of British Columbia. After the Effective Date, Mercator will own all of the outstanding shares of the Merged Company (to be formed through the merger of Creston and MercatorSub).

(b)
Mercator (Post-Arrangement) will have one operating mine with increased cash flow generating capacity and be in a position to (1) fund continued growth at the Mineral Park Mine, (2) advance the El Pilar project towards a production decision, (3) advance the El Creston project towards a production decision, and (4) explore other merger and acquisition opportunities.

(c)
The business and operations of Creston (then the Merged Company) will be managed and operated as a subsidiary of Mercator. Mercator expects that the business operations of Mercator and Creston will be consolidated and the head office of Mercator (Post-Arrangement) will be located at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

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Organization Chart

The following chart shows the anticipated corporate relationship between Mercator and Creston following the completion of the Arrangement:

Mercator Minerals Ltd.
(British Columbia)
100%
100%
100%
100%
100%
Stingray Copper Inc.
(Canada)
Mercator Mineral Park Holdings Ltd.
(British Columbia)
100%
100%
Mineral Park, Inc.
(Delaware)
100%
100%
4394909 Canada Inc.
(Canada)
4394895 Canada Inc.
(Canada)
Mineral Park Mine
99.8%
0.2%
0.00014%
99.99986%
Minera Stingray S.A. de C.V.
(Mexico)
Recursos Creston de Cobre S.A. de C.V.
(Mexico)
Mercator Minerals (Barbados) Ltd.
(Barbados)
100%
Lodestrike Resources Ltd.
(British Columbia)
Elephant 8 Property
El Pilar Property
100%
Creston Moly Corp.
(the Merged Company)
(British Columbia)
Bluefish Energy Corporation
(Nevada)
100%
100%
Mercator Minerals (USA) Ltd.
(Nevada)
Creston Mining Corporation
(Ontario)
Tenajon Resources Corp.
(British Columbia)
100%
Ajax Property
Moly Brook Property
Exploraciones Global SA de CV
(Mexico)
El Creston Property

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Recent Developments

In February 2010, Mercator commenced the commissioning of the Stage 1.5 expansion increasing mill production capacity at its Mineral Park Mine in Arizona to 30,000 to 35,000 tons per day, and executed an off take agreement with Trafigura AG (“Trafigura”) for 50,000 tons of concentrate for delivery in 2010 at domestic smelters within the United States.

On March 31, 2010, Mercator announced that it had received and accepted commitments from a syndicate of international banks, for credit facilities aggregating US$130 million (the “Credit Facilities”), the proceeds of which, were used to redeem Mercator's outstanding notes in May 2010.

The Credit Facilities are comprised of a US$100 million term loan with a one year grace and a five year amortization and a US$30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders' discretion.

Mercator closed on the Credit Facilities in April 2010, and issued notice of redemption of its outstanding notes effective May 6, 2010.  The Credit Facilities are secured by the assets of Mineral Park Inc. and a guarantee provided by Mercator's wholly-owned subsidiary, Mercator Mineral Park Holdings Ltd.  The Credit Facilities cut interest rates by more than half, from 11.5% to 4.83%, representing a savings of approximately US$700,000 per month. The interest rate reduction in 2010 represented a potential savings of US$0.42 per pound of copper sold forward. While management believes the medium and long term fundamentals of copper are very good, Mercator has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park and its El Pilar project in Mexico.  In May 2010, a total of 145 million lbs of copper were sold forward over a six year term at an average net price to Mercator of US$3.01 per lb, net of all costs. The forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as announced on March 31, 2010 and only 48% of the planned production during the term of the loan. None of Mercator's molybdenum production has been forward sold.

In August 2010, Mercator, through its indirectly wholly-owned subsidiary, Bluefish Energy Corporation (“Bluefish”), entered into an agreement to purchase a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine will supply power for Stage 2 expansion at Mineral Park and has a design capacity of 35 MW against the overall requirements of the Stage 2 expansion at 50,000 tons per day of 57 MW. Mineral Park currently purchases approximately 25 MW from the grid. The turbine is expected to be fully operational late in the second quarter of 2011.  Concurrent with Bluefish securing the financing for the purchase of the gas turbine, Mineral Park has entered into a long term off-take contract with Trafigura for annual volumes of 70,000 dry metric tons of copper concentrate over a term of 7 years.  It is expected that delivery conditions will provide material savings on freight, smelting and refining costs when sold to domestic outlets.

Throughout 2010, Mercator continued to improve operating efficiencies at Mineral Park.  During the first half of the year, Mineral Park personnel determined, through extensive testing in the lab and utilizing industry recognized consultants, that underperforming recoveries were the result of not having enough retention time in the rougher flotation tanks and not enough horse power in the motors driving the agitators in the rougher flotation tanks. During the first third of 2010, the mill tested the lab work by adding horsepower to two of the rougher motors and setting up a bank of molybdenum rougher flotation cells to add retention time to the rougher tails.  Both tests ran continuously, with positive results. The additional horse power appeared to have the desired effect, increasing copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum in the fourth quarter of 2009.  Approximately 30% more horse power has been added to the last two roughers.  Test work indicated that doubling the retention time, along with the increase in horse power, will permit Mercator to achieve the design recoveries of 80% for copper and 75% for molybdenum. Additional flotation rougher tanks were already on order as part of the Phase 2 mill expansion and were delivered to the mine during May 2010, with full installation completed by the end of the third quarter of 2010. The installation of these tanks, plus one additional tank doubled retention time at the 30,000 ton per day throughput rate.  Additional tanks have been ordered for the Phase 2 and are scheduled for delivery and installation during the first half of 2011 to ensure this extended retention time is maintained as production ramps up to the Phase 2 throughput of 50,000 tons per day.

In October 2010, the rougher cell expansion was completed and as a result, copper recoveries increased to 78.9% (versus target of 80%) and molybdenum recoveries increased to 72.1% (versus target of 75%).

For 2010, mill availability averaged 94.9%.  Mill tonnage throughput averaged 26,299 tpd for 2010 compared to 20,057 tpd for 2009, with the last half of the year averaging 28,397 tpd, with the last quarter averaging 29,374 tpd and December 2010 averaging 29,298 tpd.

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Copper flotation recovery for the entire year averaged 71.3% or 89.1% of design recovery (as compared to 73% or 91% during 2009) with the last quarter averaging 77.9% or 97.4% of design recovery and December 2010 averaging 78.1% or 97.6% of design recovery, while molybdenum flotation recovery for the entire year averaged 57.2% or 76.3% of its design recovery, a marked improvement over 2009 when it averaged 48.5% or 65% of its design recovery, with the last quarter averaging 69.8% or 93.1% of design recovery and December 2010 averaging 71.2% or 94.9% of design recovery.

Copper production at Mineral Park was sustained at 2,640,010 pounds of copper for the month of December 2010 (including 213,516 pounds from cathode).  Mercator ended the fourth quarter of 2010 with total production of 7,924,418 pounds of copper (including 686,856 pounds from cathode), resulting in a total of 32,171,709 pounds of copper (including 3,153,867 pounds from cathode) produced during 2010.  Mineral Park produced a record 541,563 pounds of molybdenum in the month of December 2010 with a total of 1,527,995 pounds of molybdenum in the fourth quarter of 2010, resulting in total production in 2010 of 4,349,937 pounds of molybdenum.

Silver production at Mineral Park was 52,716 ounces for the month of December 2010, resulting in fourth quarter 2010 production of 148,463 ounces and annual production of 465,736 ounces for 2010.

On February 9, 2011, Mercator's Board of Directors adopted a shareholder rights plan (“Mercator Rights Plan”).  The purpose of the Rights Plan is to provide shareholders and Mercator's Board with adequate time to consider and evaluate any unsolicited bid made for Mercator, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with takeover bid for Mercator and to ensure that any proposed transaction is in the best interests of Mercator's shareholders.   The Rights Plan must be presented and approved by the shareholders of Mercator within six months of its adoption by the Board.

As at the beginning of May 2011, the estimated capital required to complete the construction of Stage 2 of the Phase 4 expansion at Mineral Park and the construction and assembly of the gas turbine is approximately US$16.9 million.

The Mineral Park Mine

General

For further information about the Mineral Park Mine, readers are referred to the Mercator AIF which is incorporated by reference herein and which contains information extracted or otherwise derived from a technical report dated December 29, 2006 titled “Technical Report – Preliminary Feasibility Study on Phase I & Phase II Copper - Moly Milling Expansion, Mineral Park Mine Mohave County, Arizona” (“December 2006 Report”), which was authored by Eric Olson, MAusIMM, the managing Director of Range Consulting Group, LLC (“RCG”) and Joseph M. Keane, PE (“Keane”).  At the date of the December 2006 Report, both Olson and Keane were independent qualified persons within the meaning of NI 43-101.  Keane ceased to be an independent qualified person within the meaning of NI 43-101 when he became a director of Mercator on its acquisition of Stingray Copper Inc.  The December 2006 Report contemplates a two stage copper-molybdenum expansion of the Mineral Park Mine:  Stage I to a 25,000 tpd milling operation at an estimated cost of US$128.0 million; and Stage II to a 50,000 tpd milling operation at an estimated additional cost of US$62.5 million.

The following disclosure has been summarized from the December 2006 Report and updated by Mercator to reflect changes in the mine plan and operations since the December 2006 Report and for events occurring subsequent to the date of the technical reports.  Specifically, the December 2006 Report is updated by operational developments at the Mineral Park Mine, which are summarized in the Mercator AIF under the heading “General Development of the Business – Three Year History”.

Mercator owns, through its wholly-owned subsidiary Mineral Park, Inc., 100% of the Mineral Park Mine located in Mohave County, Arizona, subject to an unsecured 5% net proceeds interest (“NPI”) of 5% per quarter on cumulative gross revenues less cumulative cash operating expenses, as defined in the NPI agreement. The NPI is capped at US$2,753,000 and is payable quarterly, based on fiscal quarters, within 45 days after the end of each fiscal quarter. The payments under the NPI do not commence until the gross proceeds as calculated under the NPI agreement, calculated from the date of acquisition, first exceeds the cumulative total of all costs as defined in the NPI agreement.  As at December 31, 2010, $1,457,332  (2009 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and an additional  $292,609 (2009 - $Nil) has been accrued. Of these amounts paid and accrued to December 31, 2010, $1,181,789 (2009- $889,180) has been recognized as a mineral property cost reducing the previously accrued NPI liability.  Additional payments may be required to be made on the NPI during fiscal 2011 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

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The Mineral Park Mine properties form a contiguous block of ground following the general geological trend in the Wallapai mining district, Mohave County, Arizona.  The Mineral Park Mine was described as comprising approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land.  The fee land acreage figure inadvertently included 640 acres of fee land located 10 miles south and not associated with the mine site that had been divested by the previous owners in October 2000. Since 2003, there have also been certain unpatented claims which have been located, re-located and amended.  The acreage of the Mineral Park Mine has been reviewed and re-calculated based upon current maps and ownership information to presently include approximately 5,837 acres, of which 1,261 acres are patented mining claims, 3,656 acres are unpatented mining claims and 920 acres are fee land.  The Mineral Park Mine encompasses approximately 5,837 acres and is comprised of patented and unpatented mining and mill site claims and fee lands. All of the current Mineral Resources and current Mineral Reserves lie within lands wholly owned by Mercator, subject to the NPI described above. The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada in Mohave County, Arizona. The Mineral Park Mine is between 3600 and 4800 feet above MSL, located at latitude of 35° 18' North and a longitude of 114° 8' West on the western flank of the Cerbat Mountains in the central part of the Wallapai mining district. All of the past and current mining operations are located on patented claims. The patented claims are surrounded by approximately 233 unpatented mining and mill site claims administered by the Bureau of Land Management. Access to the property is via Highway 93, approximately 100 miles south of Las Vegas, Nevada. Rail service is available in Kingman, Arizona. Electrical power is currently supplied to the Mineral Park Mine by a 69 kilo volt ampere line by a local utility company. Wells belonging to Mercator and a local utility company located in Golden Valley, Arizona provide process water.

The Mineral Park Mine is a typical open pit operation that utilizes drilling, blasting, shovel loading and large-scale truck hauling to excavate rock.  In 2008, ROM leaching was the primary source of copper production on the property.  In 2009, with the concentrator startup and operation, leaching production is dropping off as the ore grade material is now sent to the concentrator instead of the heap leach operation and only material below mill cut-off with sufficient value is sent to the leaching operation.  Leaching of the dumps will continue during the foreseeable future, as Mercator has Proven and Probable leach Reserves of 74,401,294 tons at an average of 0.07 copper, with approximately 104 million pounds of contained copper.  With the completion of Phase 2 expected mid-year 2011, the concentrator is expected to ramp up to 50,000 tpd throughput.  Proven and Probable Reserves as of January 1, 2011 are 418,095,841 tons at an average grade of 0.141% copper and 0.0397% molybdenum, with approximately 1.167 billion pounds of contained copper and approximately 332 million pounds of contained molybdenum.

Resource and Reserve Estimation

Mercator received a technical report from RCG and KD dated September 1, 2006 and titled “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 tpd Milling Facilities and Reserve Estimate Mohave County, Arizona”.  The work entailed estimating preliminary feasibility level operating and capital costs and estimating Mineral Reserves and Mineral Resources in conformance with the requirements of NI 43-101.

In November 2006, Mercator retained RCG and Keane, to prepare the December 2006 Report in support of the preliminary feasibility work completed, the updated plan to expand production and that supported the disclosure of Mineral Resources and Mineral Reserves at the Mineral Park Mine.  RCG completed and updated the resource for the Mineral Park Mine from the resource previously reported by Mercator in January 2006. These Mineral Resources are classified using logic consistent with the CIM Standards. The resource was reported on a copper equivalent basis, using a MF of 5.98 for supergene copper mineralization and 5.91 for hypogene copper mineralization.

The Mineral Park Mine mineral resource estimate is tabulated by cut-off and classification in Table 2 and Table 3 below.  The resource tables include the leachable reserves disclosed above.  The base case resource cut-off is 0.30% CuEq.  The Mineral Park Mine resource is as of January 1, 2011, which adheres to and has been prepared in accordance with NI 43-101 Standards, is classified as Measured, Indicated, or Inferred.  Change from the prior year's mineral resource estimate is due to the reduction of ore and waste mined in 2010.

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Table 2 Measured and Indicated Resources as of January 1, 2011 (Including Reserves)

Table 3 Inferred Mineral Resources as of January 1, 2011 (Including Reserves)

Using the mineral resource estimates contained in the preliminary feasibility as generated by RCG and KD, RCG prepared mineral reserve statements for the Mineral Park Mine.  The following tables 4 and 5 show the proven and probable mineral reserves summarized by destination for the Mineral Park Mine as of January 1, 2011.  Change from the prior year's proven and probable mineral reserves is the reduction of ore and waste mined in 2010.   The mineral reserves have been prepared in accordance with NI 43-101 Standards and CIM Standard definitions.

The notes accompanying the tables are an integral part of the mineral reserves and should be read in conjunction with the mineral reserve statements.

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Table 4 Mineral Park Mill Reserves as of January 1, 2011

Table 5 Mineral Park Leach Reserves as of January 1, 2011

Reference is made to the December 2006 Report which has been filed by Mercator on the SEDAR website at www.sedar.com, for a further discussion of the key assumptions, parameters and methods used to estimate the mineral reserves and the mineral resources described above, as well as the methods used to verify the data disclosed.

Production

The following is a summary of the operating statistics at the Mineral Park Mine for the years ended December 31, 2009 and 2010:

Mineral Park Production
	2010	2009
Ore mined (ktons)	13,916	9,209
Waste mined (ktons)	8,130	5,714
Total (ktons)	22,046	14,923
Stripping Ratio (W:O)	0.58	0.62
Average Copper grade (%)	0.18	0.21
Average Molybdenum grade (%)	0.035	0.023
Copper Production (cathode) (1,000 lbs)	3,153.9	4,402
Copper Production (in concentrates) (1,000 lbs)	29,017.8	25,186

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Mineral Park Production
	2010	2009
Moly Production (in concentrates) (1,000 lbs)	4,349.9	1,727
Silver Production (in concentrates) (1,000 ozs)	465.7	189

During 2010, Mercator estimates that it metallurgically produced 32.171 million pound of copper, 4.349 million pounds of moly and 0.465 million ounces of silver.  Production for metallurgically produced copper by quarter in 2010 was (Q1) 6.2 million pounds, (Q2) 9.0 million pounds, (Q3) 9.0 million pounds, and (Q4) 7.9 million pounds million pounds.

Production for metallurgically produced molybdenum by quarter in 2010 was (Q1) 0.6 million pounds, (Q2) 0.9 million pounds, (Q3) 1.2 million pounds, and (Q4) 1.5 million pounds million pounds.

2011 production is forecast at approximately 44.9 million pounds of payable copper (42.4 in concentrate and 2.5 million in cathode), 6.1 million pounds of molybdenum, and 309,000 ounces of silver.  Production for payable copper by quarter in 2011 is forecast at (Q1) 8.8 million pounds, (Q2) 9.5 million pounds, (Q3) 14.1 million pounds, and (Q4) 12.5 million pounds.   2011 forecast production for molybdenum by quarter for 2011 is (Q1) 0.9 million pounds, (Q2) 1.0 million pounds, (Q3) 1.8 million pounds, and (Q4) 2.4 million pounds million pounds.

2011 production is forecast at approximately 47.9 million pounds of metallurgically produced copper (45.3 in concentrate and 2.5 million in cathode), 6.1 million pounds of molybdenum, and 309,000 ounces of silver.  Production for metallurgically produced copper by quarter in 2011 is forecast at (Q1) 9.3 million pounds, (Q2) 10.2 million pounds, (Q3) 15.1 million pounds, and (Q4) 13.3 million pounds.

El Pilar

On December 21, 2009, Mercator completed a business combination with Stingray Copper Inc. (“Former Stingray”), a company formerly listed on the Toronto Stock Exchange, by way of plan of arrangement under the Canada Business Corporations Act.  Upon completion of the business combination, Stingray became a wholly-owned subsidiary of Mercator.

On April 28, 2009, Former Stingray filed on SEDAR the El Pilar Feasibility Study prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona (the “El Pilar Feasibility Study”).  Doug Austin, P.E. of M3 is the qualified person and principal author of the El Pilar Feasibility Study. The El Pilar Feasibility Study summarizes Former Stingray's work at the El Pilar copper project in Sonora State, Mexico as an open pit mine with a SX-EW plant to treat oxide Mineral Reserves, subject to financing.  The El Pilar Feasibility Study is available on the SEDAR website at  www.sedar.com under Former Stingray's corporate profile.

Former Stingray determined that a copper price of US$2.25 per pound was to be used by M3 for the El Pilar Feasibility Study. This price is less than the price that was determined by M3 and was deemed more appropriate and conservative.

Feasibility Study Update

The work commenced by Mercator in 2010 and currently in progress on the El Pilar project involves testing and refining all of the assumptions included in the El Pilar Feasibility Study, including the review of the mineral reserves, recoveries, acid consumption, projected costs and plant location and sizing.

El Pilar has contracted M3 to update the El Pilar Feasibility Study to include the changes proposed to the mine, leach, process and acid plant areas. The study update is being done in conjunction with other consultants, experts in their particular fields.

The new study will include improvements made to the mining and processing areas, including: pit slopes, ROM mining plan, recoveries based on recent testwork, relocated leach heap, SX and EW designs and 900 tpd acid plant and turbine generator.

The study is scheduled for completion in mid-2011 at which time Mercator intends to select an engineering firm to perform the engineering required to begin purchasing and construction in the second half of 2011.

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The final results of these work programs may change capital and operating cost estimates on a project or per unit basis.  Areas that may be impacted include the option of ROM operation as well as the relocation and redesign of the leach pad, which may change the capital and operating costs.

Technical Disclosure

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information contained in this Circular relating to Mercator's Mineral Park Mine.  Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, Mercator's Vice-President Exploration, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this Circular.

Mercator has prepared the technical information relating to its mineral projects above in this Circular based on information contained in the technical reports and news releases (collectively the “Mercator Disclosure Documents”) available under the Mercator or the Stingray Copper Inc. company profile on SEDAR at www.sedar.com.  Each Mercator Disclosure Document was prepared by or under the supervision of a Qualified Person as defined in NI 43-101.  The Mercator Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The technical information is subject to the assumptions and qualifications contained in the Mercator Disclosure Documents.   Some of the information contained in this Circular has been updated for events occurring subsequent to the date of the applicable NI 43-101 technical reports.  Specifically, the December 2006 Report is updated by operational developments at the Mineral Park Mine, which is summarized above.  Readers are encouraged to review the full text of the Mercator Disclosure Documents which qualifies the technical information.

Pro Forma Information respecting Mercator's Properties assuming Completion of the Arrangement

On completion of the Arrangement, the primary properties of Mercator (Post-Arrangement) will consist of the producing Mineral Park Mine in Arizona, the advanced stage El Pilar copper project in Sonora, Mexico and the El Creston molybdenum project in Sonora, Mexico.  See “The Mineral Park Mine” and “El Pilar” above, the Mercator AIF which is incorporated by reference herein, the December 2006 Report filed on SEDAR and the El Pilar Feasibility Study filed on SEDAR (under Former Stingray's profile) for information about the Mineral Park Mine and the El Pilar project and see “Information concerning Creston” for information about the El Creston project.

Pro Forma Capitalization

The following sets out the pro forma share capital of Mercator after giving effect to the Arrangement (based on May 9, 2011 information):

Designation of Security	Amount authorized or to be authorized	Amount outstanding after giving effect to the Arrangement (1)(2)(3)
Common Shares	Unlimited	244,133,133

(1)	This figure includes the 42,894,807 Mercator Shares to be issued to Creston Shareholders in exchange for the existing Creston Shares pursuant to the Arrangement.
(2)
Excludes (i) approximately 6,307,971 Mercator Shares issuable upon exercise of the Creston Options and Creston Warrants (subject to additional Mercator Shares issuable as a result of the adjustment provisions in section 3.01(c)(i)(B) of the Plan of Arrangement); and (ii) 30,035,685 Mercator Shares issuable on exercise of Mercator Options and Mercator Warrants.

(3)	Assumes no Dissent Rights are exercised.

Pro-Forma Fully-Diluted Share Capital

The following sets out the fully-diluted share capital of Mercator after giving effect to the Arrangement:

Description	Number of Securities (1)	Percentage of Total
Number of pre-Arrangement Mercator Shares	201,238,326	71.7%
Mercator Shares issued to Creston Shareholders pursuant to the Arrangement(2)	42,894,807	15.3%
Mercator Shares reserved for issuance upon exercise of the Creston Options(3)	2,013,675	0.8%

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Description	Number of Securities (1)	Percentage of Total
Mercator Shares reserved for issuance upon exercise of the Creston Warrants	4,294,296	1.5%
Mercator Shares reserved for issuance upon exercise of the Mercator Options and exercise of the Mercator Warrants	30,035,685	10.7%
TOTAL	280,476,789 (2)	100.00%

(1)	Assumes no Dissent Rights are exercised.
(2)	Excludes Mercator Shares reserved for future stock option grants under Mercator's stock option plan.
(3)	Up to an additional 972,173 Mercator Shares may be issuable upon the exercise of the Creston Options as a result of the adjustment provisions in section 3.01(c)(i)(B) of the Plan of Arrangement.

Prior Sales

Mercator has issued or sold the following securities within the twelve months prior to the date of this Circular:

Number and class of securities	Price per security
2,394,750 Mercator Shares(1)	$1.00
1,700 Mercator Shares(2)	$4.00
265,000 Mercator Shares(3)	$0.385
1,153,824 Mercator Shares(3)	$1.65
227,600 Mercator Shares(3)	$2.15
21,870 Mercator Shares(3)	$1.76
101,133 Mercator Shares(3)	$0.85
115,000 Mercator Shares(3)	$2.14
408,273 Mercator Shares(3)	$2.27
366,323 Mercator Shares(3)	$1.00
40,000 Mercator Shares(3)	$0.98
20,000 Mercator Shares(3)	$2.74
50,000 Mercator Shares(3)	$2.09
208,116 Mercator Shares(3)	$3.30
774,038 Mercator Shares(4)	$2.60

(1)	ML.WT.A warrants exercised.
(2)	ML.WT warrants exercised.
(3)	Stock options exercised.
(4)	Agent’s warrants exercised.

Principal Holders of Mercator Shares

To the knowledge of the directors and executive officers of Mercator, no person beneficially owned, directly or indirectly, or exercised control or direction over, Mercator Shares carrying more than 10% of the voting rights attached to all issued Mercator Shares (based on information available to Mercator at the date of this Circular), except as follows:

Name	Number of Shares	Percentage of Issued Shares
Pala Investments Holdings Limited(1)	37,927,500	18.8%

(1)	Based upon disclosure in public filings by the shareholder.

Current and Pro Forma Information respecting Directors and Officers

See Appendix H for information about Mercator's current directors and officers.  See Appendix J for information about the directors and officers of Mercator (Post-Arrangement).

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Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial statements of Mercator and accompanying notes are included in Appendix B to this Circular.  The unaudited pro forma consolidated financial information for Mercator has been derived from: (i) the audited consolidated financial statements of Mercator for the year ended December 31, 2010; (ii) the audited consolidated financial statements of Creston for the year ended July 31, 2010; and (iii) the unaudited consolidated interim financial statements of Creston for the six months ended January 31, 2011, and such other supplementary information as was available to Mercator and considered necessary to give pro forma effect to the business combination of Creston and Mercator.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following disclosure sets forth information respecting all contracts, agreements, plans or arrangements that provide for payments to a “Named Executive Officer” or “NEO” (as hereinafter defined) of Mercator following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Mercator or its subsidiaries, or a change in responsibilities of the NEO following a change in control of Mercator.  The NEOs consist of the CEO and CFO of Mercator who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the CEO and the CFO) as at December 31, 2010 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of Mercator, nor acting in a similar capacity, at the end of the most recently completed financial year.

Effective June 1, 2010, Mercator entered into amended employment agreements with the NEOs, replacing the employment agreements that had been previously in place, reducing the amounts payable on termination of the NEO’s employment by either Mercator or the NEO following a change of control of Mercator, or by Mercator at any time without notice for just cause, or at any time without any advance notice other than for just cause. The NEOs' employment agreements provide for the payment of compensation upon termination of the NEO's employment by either Mercator or the NEO following a change of control of Mercator, or by Mercator at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, the NEO will be entitled to receive an amount equal to 24 months’ salary (less any required withholdings).

If, within a 24 month period following the effective date of a change of control (a) Mercator terminates the NEO but excluding termination for cause; or (b) the NEO terminates employment with Mercator for good reason, then the NEO will be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).  Any such termination requires two months' written notice by either Mercator in connection with an involuntarily termination or by the NEO if the NEO terminates employment for good reason.

In lieu of monies payable to a NEO under the prior paragraph on a change of control, a NEO may elect, on ten days' written notice, to voluntarily terminate his employment with Mercator for any reason beginning six months following a change of control and extending for a window period of 30 days thereafter, in which case the NEO will be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).

The employment agreements for Michael L. Surratt and Raymond R. Lee (the former CFO of Mercator) provide that, in the event of a change of control, Mr. Surratt will be entitled to receive a change of control bonus of US$460,000 and Mr. Lee will be entitled to a change of control bonus of US$220,000.  Additionally, following the termination of employment of Messrs. Surratt and Lee after a change of control, Mercator, upon request by either of Messrs. Surratt or Lee, as applicable, shall enter into a consulting agreement with either of Messrs. Surratt or Lee, as applicable, whereby either of Messrs. Surratt or Lee, as applicable, will provide consulting services to Mercator, as a non-employee for a period of 24 months and 12 months respectively, at a monthly fee equal to 1/12 of the salary in effect on the date of termination.

The employment agreements were approved by Mercator’s Compensation Committee.  In each agreement, a change of control is defined as the occurrence of any one or more of the following events::

(a)
The consummation of a merger, amalgamation, or arrangement of Mercator with any other person or persons different from the persons holding equity securities of Mercator immediately prior to the transaction, other than (a) a merger, amalgamation, or arrangement which would result in the equity securities of Mercator outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into

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voting securities of the surviving entity) more than 60% of the combined voting power of the voting securities of Mercator or such surviving entity outstanding immediately after such merger, amalgamation, or arrangement; or (b) a merger, amalgamation, or arrangement effected to implement a recapitalization of Mercator (or similar transaction) in which no person acquires more than 30% of the combined voting power of Mercator’s then outstanding equity securities;

(b)
Any person (other than Mercator and any entity owned, directly or indirectly, by the stockholders of Mercator in substantially the same proportion as their ownership of equity securities of Mercator), is or becomes the beneficial owner, directly or indirectly, of equity securities of Mercator representing 30% or more of the combined voting power of Mercator’s then outstanding securities;

(c)
During any period of not more than six consecutive months, individuals who at the beginning of such period constitute the Mercator Board cease for any reason to constitute at least a majority thereof; or

(d)	Any other transaction which the Mercator Board designates as a change of control.

Mercator does not believe that the above-described change of control provisions are triggered by the Arrangement, subject to additional changes to the constitution of the Mercator Board not currently contemplated by Mercator.

The following chart shows the amounts payable to the NEOs in the event of a termination of the NEO by Mercator without cause where no change of control has taken place, upon a change of control, and for a termination by Mercator or by the NEO following a change of control, in each case assuming that the termination, and change of control if any, took place as at December 31, 2010.

Named Executive Officer	Termination by Mercator if No Change of Control (1)	Change in Control Bonus (2)	Termination by Mercator Post Change of Control (3)	Termination by NEO Post Change of Control (4)
Michael L. Surratt President & CEO	US$920,000	US$460,000	US$2,115,000	US$2,115,000
Raymond R. Lee, Former CFO	US$440,000	US$220,000	US$840,000	US$840,000
Gary Simmerman, VP Engineering and Mine Manager	US$400,000	US$Nil	US$600,000	US$600,000
Craig Smith, Project Manager, Mineral Park Mine	US$400,000	US$Nil	US$600,000	US$600,000
Robert Spengler, Environmental Manager, Mineral Park Mine	US$400,000	US$Nil	US$600,000	US$600,000

(1)	Consists of 24 months' salary in the year in which termination occurs to which each of the NEOs would have been entitled as at December 31, 2010.
(2)	The bonus payable to each NEO in the event of a change of control.
(3)
The estimated payment to the NEO upon termination by Mercator following a change of control, in addition to the change of control payment previously paid.  Consists of three times the total of the annual salary in the year in which termination occurs and an amount equal to the highest annual bonus paid to each of the NEOs within the four most recent years.  The termination by Mercator must occur within 24 months of the control of control.

(4)
The estimated payment to the NEO upon termination by the NEO following a change of control, in addition to the change of control payment previously paid.  Consists of three times the total of the annual salary in the year in which termination occurs and an amount equal to the highest annual bonus paid to each of the NEOs within the four most recent years.  The termination by the NEO must occur within six months of the change of control or, if certain triggering events related to the NEO's conditions of employment occur after the change of control, within 24 months of the change of control.

In connection with the completion of the Arrangement, Mr. Surratt, Mercator’s President and CEO, has agreed to step down as President and CEO of Mercator and assume an ongoing consulting role with Mercator.

With the change to the post of President and CEO, the Mercator Board determined that the ongoing involvement of the Mercator’s development and operating team is essential to the success of expansion at Mineral Park and the developments of the El Pilar project and the El Creston project.  In order to protect shareholder value, and to secure the ongoing involvement of Mr. Surratt and his operating team, discussions between the relevant Board Committee Chairs (Mercator Special Committee & Compensation Committee), together with legal and fiancial advisors, commenced with respect to a

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separation agreement for Mr. Surratt.  Upon the recommendation of both the Mercator Special Committee and the Compensation Committee, Mr. Surratt and Mercator have agreed to a separation payment in the order of US$2.575 million and a new two year consulting arrangement.  Mercator believes that Mr. Surratt will be able to provide essential advice to the newly merged company and save Mercator much more than this cost with respect to the ongoing development projects at El Pilar and El Creston.

Dividends

Mercator currently intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, Mercator does not anticipate paying any cash dividends in the foreseeable future.

Price Range and Trading Volumes of the Mercator Shares

The principal market on which the Mercator Shares trade is the TSX, under the symbol “ML”.

The following table sets forth for the 12-month period prior to the date of this Circular, details of the trading prices and volume on the TSX on a monthly basis for the Mercator Shares:

Period	High	Low	Volume
2010
May	$2.26	$1.27	71,304,964
June	$1.88	$1.47	29,997,707
July	$1.97	$1.42	34,299,209
August	$2.10	$1.75	18,906,486
September	$2.69	$1.96	30,722,655
October	$3.25	$2.56	49,565,833
November	$3.45	$2.98	43,389,882
December	$4.00	$3.45	26,400,918
2011
January	$4.90	$3.97	28,027,269
February	$4.87	$4.11	41,041,013
March	$4.45	$3.26	60,641,976
April	$3.75	$3.04	38,354,255
May 1-9	$3.62	$3.23	7,637,512
Source: TSX Historical Data Access website

The following table sets forth for the 12-month period prior to the date of this Circular, details of the trading prices and volume on the TSX on a monthly basis for the Mercator Warrants expiring February 16, 2012:

Period	High	Low	Volume
2010
May	$0.53	$0.28	556,605
June	$0.39	$0.26	632,615
July	$0.50	$0.25	546,900
August	$0.50	$0.35	48,030
September	$0.62	$0.48	289,100
October	$0.70	$0.40	162,250
November	$0.76	$0.61	74,900
December	$0.90	$0.70	82,200
Source: TSX Historical Data Access website

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Period	High	Low	Volume
2011
January	$1.48	$0.83	329,130
February	$1.47	$1.20	105,800
March	$1.26	$0.62	193,980
April	$0.83	$0.57	268,126
May 1-9	n/a	n/a	n/a
Source: TSX Historical Data Access website

The following table sets forth since their date of issuance, details of the trading prices and volume on the TSX on a monthly basis for Mercator's common share purchase warrants expiring on January 29, 2013 (symbol:  ML.WT.A):

Period	High	Low	Volume
2010
May	$1.35	$0.66	1,058,236
June	$1.19	$0.85	550,010
July	$1.25	$0.89	525,836
August	$1.30	$0.93	457,992
September	$1.72	$1.17	826,369
October	$2.28	$1.66	2,184,895
November	$2.46	$2.01	1,129,120
December	$2.99	$2.45	3,462,983
2011
January	$3.84	$3.02	1,747,999
February	$3.83	$3.13	650,440
March	$3.40	$2.30	909,394
April	$2.78	$2.08	347,714
May 1-9	$2.61	$2.23	34,360
Source: TSX Historical Data Access website

The closing price of the Mercator Shares on the TSX on May 9, 2011 was $3.32.

Transfer Agent and Registrar

The transfer agent and registrar for the Mercator Shares is, and will continue to be post-Arrangement, Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Auditors

KPMG LLP (“KPMG”) is the current auditor of Mercator and was appointed on August 13, 2010.  It is anticipated that KPMG will continue as the auditor of Mercator (Post-Arrangement).

Available Information

Mercator files reports and other information with Canadian Securities Authorities in which it is a reporting issuer. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

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INFORMATION CONCERNING CRESTON

The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Creston. See “Information concerning Mercator On a Current Basis and Mercator (Post-Arrangement)” for business, financial and share capital information relating to Mercator and Mercator (Post-Arrangement), respectively.

Overview of Creston and its Current Business

Creston was incorporated under the laws of the Province of British Columbia on August 5, 1977 under the name “Himac Resources Ltd.” pursuant to the Companies Act (British Columbia).

On June 12, 1985, Creston changed its name to “OT Industries Inc.” and consolidated its share capital by consolidating its share capital on a 2:1 basis from 10,000,000 common shares without par value to 5,000,000 common shares without par value and also subsequently increased its authorized capital from 5,000,000 common shares to 10,000,000 common shares, all without par value.

On March 12, 1987, Creston changed its name to “Golden Princess Mining Corp.” On September 28, 1992, It again changed its name to “Pandora Industries Inc.” and consolidated its share capital on a 5:1 basis from 10,000,000 common shares without par value to 2,000,000 common shares without par value, and then increased its authorized capital from 2,000,000 common shares to 20,000,000 common shares, all without par value.

On February 24, 1998, Creston increased its authorized capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

On March 3, 2000, Creston changed its name to “Georgia Ventures Inc.” and consolidated its share capital on an 8:1 basis from 100,000,000 to 12,500,000 common shares without par value, and then increased its authorized capital from 12,500,000 common shares to 100,000,000 common shares, all without par value.

On December 17, 2004, Creston filed a transition application (including notice of articles) with the Registrar of Companies for British Columbia in order to transition to the Business Corporations Act (British Columbia). On April 14, 2005, a notice of alteration was filed with the Registrar of Companies for British Columbia removing the pre-existing company provisions and increasing the authorized share structure to an unlimited number of common shares without par value. On April 14, 2005, the present articles of Creston were adopted.

On October 18, 2007, Creston changed its name to “Creston Moly Corp.”

On August 26, 2009, Creston and Tenajon Resources Corp. (“Tenajon”) completed a business combination, by way of plan of arrangement.  Pursuant to the arrangement, holders of Tenajon shares were entitled to receive 0.84 shares of Creston for each common share of Tenajon held.  Tenajon options and Tenajon warrants were exchanged for Creston options and warrants, respectively, on the same exchange ratio.

Creston's common shares are listed for trading on the TSXV under the symbol “CMS”.  Creston's registered and records office and head office are located at Suite 860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The authorized capital of Creston consists of an unlimited number of common shares without par value (i.e., the Creston Shares).  As at May 9, 2011, there were issued and outstanding 287,496,881 Creston Shares.

Creston is a British Columbia-based mineral resource corporation engaged in the acquisition, evaluation, exploration and development of mineral properties principally located in Mexico and Canada with the objective of identifying mineralized deposits economically worthy of subsequent development, mining or sale.  Current efforts are focused on advancing the El Creston Property, including the collection of data for a Feasibility Study, although opportunities in Canada have been and are also considered by Creston.

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Organization Chart

The following chart shows the corporate relationships between Creston and its subsidiaries:

New Tenajon holds Creston's interests in the Ajax and Moly Brook Properties. Exploraciones Global, wholly-owned by Creston Mining, holds Creston’s interests in the El Creston Property.

Recent Developments

Creston's material mineral properties are the El Creston Property in Mexico, the Moly Brook Property in Newfoundland and Labrador and the Ajax Property in British Columbia.  More detailed disclosure concerning the nature of Creston's interests in such properties is contained in the Creston AIF.  Below is a summary of recent developments on these properties since the filing of the Creston AIF in December 2010.

El Creston Property

In December of 2010, Creston received:

1.
a preliminary economic assessment dated December 16, 2010 entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico” prepared for Creston by JDS Energy & Mining Inc. (i.e., the PEA); and

2.	a technical report dated December 10, 2010 entitled “El Creston Moly Property, Sonora, Mexico, NI 43-101 Resource Update” prepared for Creston by SRK Consulting (Canada) Inc. (the “SRK Report”),

as described in the Creston AIF.  The PEA and the SRK Report were filed on SEDAR on December 21, 2010 and December 10, 2010 respectively and are available on SEDAR at www.sedar.com under the Creston profile.

In the first quarter of 2011, Creston released the results of the final 10 Exploration (EC10-116 to 125) and 8 Geotechnical Holes (GT10-10 to 17) completed in 2010. Exploration Holes EC10-116 to 125 were drilled to further define the mineralization at the Main Zone.  Five of the holes were located along the western and southern boundaries of the Main Deposit. The remaining five are twins of holes previously drilled within the Main Deposit that were not included in the mineral resource estimate due to poor recovery or lack of quality control records. They are short and were designed to test only the upper portions of the zone.  The geotechnical holes were drilled to provide structural data for the designs of the open pit.

Exploration Holes

●	Hole EC10-116, located in the centre of the deposit intersected a 64.85 metre section averaging 0.080% molybdenum, 0.17% copper and 5.38 g/t silver.

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●	Hole EC10-117, located in the north central portion of the Main Zone, intersected a near surface 67.10 metre section averaging 0.051% molybdenum.

●
Holes EC10-118 and 119 located on the western boundary of the Main deposit respectively intersected an 8.80 metre section averaging 0.28% copper with 3.05 g/t silver and a 24.40 metre section averaging 0.16% copper with 3.49 g/t silver.

●
Hole EC10-120, located near the centre of the deposit intersected and 89.65 metre section averaging 0.063% molybdenum, 0.08% copper and 1.71 gpt silver.  Within the section there is a 12.30 metre section averaging 0.177% molybdenum, 0.19% copper and 3.19 g/t silver.

●
Hole EC10-121, located near the centre of the deposit intersected a 95.10 metre section averaging 0.53% molybdenum, 0.23% copper and 1.78 g/t silver in which there is a higher grade 27.45 section averaging 0.068% molybdenum, 0.32 copper and 2.66 g/t silver.

●	Hole EC10-122, located along the southern boundary of the Main Zone intersected a 15.15 metre section averaging 0.029% molybdenum, 0.28% copper and 15.15 g/t

●
Hole EC10-124, located in the northwest corner of the Main Zone intersected a 51.85 metre section averaging 0.044% molybdenum.  In addition the hole intersected a 9.15 metre at the bottom of the hole averaging 0.054% molybdenum.

●
Hole EC10-125, located in the centre of the deposit intersected a 79.30 metre section to the bottom of the hole averaging 0.042% molybdenum with the last 12.20 metres averaging 0.072% molybdenum. At the top of the section is a 22.30 metre section averaging 0.132% copper with 2.02 g/t Ag.

The results for these holes are consistent with the resource block model.

Geotechnical Holes

The geotechnical holes were drilled to provide structural information for the design of the open pit.

●
Hole GT10-10, located in the eastern portion of the Main Deposit Zone was drilled to the north of the high gradecore of the deposit. The hole intersected a 91.50 metre section averaging 0.048% molybdenum that includes a 36.60 metre section averaging 0.065% molybdenum.

●
Hole GT10-11, located in the north central portion of the Main Zone Deposit intersected a 155.55 metre section averaging 0.063% molybdenum in which there are sections of 42.70 and 54.90 metres respectively averaging 0.103 and 0.072% molybdenum.

●
Hole GT10-12 located in the west central portion of the Main Zone Deposit intersected a 165.00 metre section averaging 0.075% molybdenum with 0.142% copper and 1.79 g/t Ag. Within the intercept there is a 54.90 metre section averaging 0.097% molybdenum with 0.175% copper and 1.59g/t Ag and a 30.50 metre section averaging 0.087% molybdenum.

●	Hole GT10-13, located in the southeast corner of the deposit intersected, a near surface, 21.35 metre section averaging 0.044% molybdenum with 0.14% copper.

●	Hole GT10-14 is located in the northwest corner of the deposit intersected 155.55 metres averaging 0.053% molybdenum in which there is a 51.85 metre section averaging 0.087% molybdenum.

●	Hole GT 10-15, drilled to the west away from the main Red Hill Zone, intersected at depth a 6.1 metre section averaging 0.075% molybdenum.

●	Hole GT10-16, drilled to the east along the northern edge of the Red hill Zone, intersected a 24.50 metre section averaging 0.044% molybdenum with 0.09% copper.

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●
Hole GT10-17, drilled steeply to the northwest along the southern boundary of the Red Hill Zone, intersected a 76.65 metre section averaging 0.044% molybdenum in which there are sections of 21.35 and 24.80 metres respectively averaging 0.058 and 0.064% molybdenum.

The details pertaining to these holes can be found in Creston’s Management Discussion and Analysis prepared for the six months ended January 31, 2011 filed on the SEDAR website at www.sedar.com.

2011 Drill Program

In mid-February, drilling commenced on an initial nine hole program totaling approximately 1,400 metres in length with the purpose of converting inferred resources as identified by SRK to indicated status.  Due to visually encouraging results in the northeast corner of the deposit the drill program was expanded by five holes totaling 900 metres.  Drilling was completed by mid March.  The results of this program are summarized below.

●
Drill Holes EC11-126, 135 to 139 were drilled to the northeast of Hole EC10-70, located in the northeast corner of the Main Deposit (222.65 metres averaging 0.074% molybdenum).  All of the holes, with the exception of EC11-136 and 137 intersected significant widths of near surface, above cut-off grade molybdenum. Holes 136 and 137 delineated the zone to the north. Hole EC11-135, located in the extreme northeast intersected a near surface 125.05 metre section averaging 0.072% molybdenum including sections of 57.95 and 18.30 metres, averaging 0.092 and 0.083% molybdenum respectively. (There are no holes to the east of EC11-135).

●
Hole EC10-127 is located 160 metres to the southeast of Hole 135 and 80 metres east of Hole GT10-001 (33.55 metres averaging 0.045% molybdenum). This hole, located immediately adjacent to the eastern margin of the proposed open pit, intersected a near surface 63.70 metre section averaging 0.046% molybdenum which includes a 42.35 metre section averaging 0.054% molybdenum.

●	Holes EC11-128 and 129 tested the southeast corner of the proposed open pit for its potential to host additional resources. Both holes returned no significant zones of mineralization.

●
Holes EC11-130 and 131 were drilled to test the copper mineralization within the southern portion of the Main Zone. Hole EC 11-130, located 80 metres southwest of Hole EC07-13 (98.88 metres averaging 0.032% molybdenum, 0.20% copper and 2.98 gpt silver), intersected a 42.15 metre section averaging 0.017% molybdenum, 0.222% copper with 1.53 gpt Ag. Hole EC11-131, located in the south west portion of the main deposit, approximately 55 metres northeast of Hole EC10-115 (18.3 metres averaging 0.412% Cu with 4.85 gpt silver), intersected a 67.1 metre section averaging 0.019% molybdenum, 0.394% copper and 1.67 gpt silver. Within the intercept there is a 34.10 metre section averaging 0.021% molybdenum, 0.685% copper and 2.84 gpt silver.

●
Holes EC11-132 to 134 tested the western limits of the Main Zone Deposit. Hole EC11-132 intersected at depth immediately below the oxidized zone a 15.25 metre section averaging 0.120% copper with 1.16 gpt silver. Hole EC11-133 was completely oxidized throughout its length with only low molybdenum values being recorded. Hole EC11-134 intersected a 30.50 metre section averaging 0.10% copper with low molybdenum values.

●
Hole EC10-140 was drilled to test ground conditions at the proposed crusher site. The hole, located 120 metres south of the proposed open pit, intersected at depth a 61 metre section averaging 0.031% molybdenum which includes a 18.3 metre section averaging 0.036% molybdenum. A review of the data suggests that this zone corresponds with the projection of the top of the Red Hill Deep Zone as intersected in a series of holes located 580 metres to the west.  Previous results from the Red Hill Deep Zone include a 207.75 metre section averaging 0.090% molybdenum commencing at a depth of 253.15 metres.

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The drill results for Creston’s 2011 drill program are summarized below.

Hole	Length (metres)	Az	Dip	From (metres)	To (metres)	Int (metres)	Mo (%)	Mo- Oxide (%)	Cu (%)	Ag (gpt)
EC11-126	244.00	180	-83	1.5	6.1	4.6		0.030
				33.55	143.55	110	0.056
			Inc.	33.55	109.80	76.25	0.067
			or	73.20	109.80	36.60	0.087
				201.30	225.70	24.40	0.042

EC11-127	109.80	0	-80	6.10	15.25	9.15		0.041
				15.25	78.95	63.70	0.046
			Inc.	36.60	78.95	42.35	0.054

EC11-128	97.60	0	-80	1.50	21.35	19.85		0.026
				30.50	33.55	3.05	0.040
				51.85	61.00	9.15	0.032

EC11-129	88.45	0	-85	NSR

EC11-130	174.35	0	-90	1.5	42.70	41.20		0.081		1.77
				48.80	90.95	42.15	0.017		0.222	1.53

EC11-131	174.35	0	-90	0	73.20	73.20		0.029		3.19
				73.20	140.30	67.1	0.019		0.394	1.67
			Inc.	73.20	107.30	34.10	0.021		0.685	2.84

EC11-132	150.00	0	-90	109.80	131.15	21.35			0.097	1.23
			Inc.	115.90	131.15	15.25			0.120	1.16

EC11-133	196.40	45	-76	ALL OXIDE

EC11-134	150.00	0	-90	45.75	76.25	30.50			0.10

EC11-135	155.55	0	-90	24.40	149.45	125.05	0.072
				24.40	82.35	57.95	0.092
				109.80	128.10	18.30	0.083
				140.30	149.45	9.15	0.120

EC11-136	109.50	0	-90	15.25	27.45	12.20	0.020
				88.45	91.50	3.05	0.044
				97.60	106.75	9.15	0.033

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Hole	Length (metres)	Az	Dip	From (metres)	To (metres)	Int (metres)	Mo (%)	Mo- Oxide (%)	Cu (%)	Ag (gpt)
EC11-137	100.65	0	-90	NSR

EC11-138	204.35	0	-90	36.60	103.70	67.10	0.082
			Inc	36.60	61.00	24.40	0.135
			and	85.40	103.70	18.30	0.100
				167.75	179.95	12.20	0.028

EC11-139	150.00	0	-90	3.05	12.20	9.15		0.060
				18.30	150.00	131.7	0.068
				48.80	131.15	82.35	0.082
			or	48.80	91.50	42.7	0.093
				115.90	131.15	15.25	0.138
				143.35	150.00	6.65	0.127
				9.15	18.30	9.15			0.149

EC11-140	210.50	0	-90	140.30	201.30	61.00	0.031
				183.00	201.30	18.30	0.036

Infrastructure Drilling

In 2011, nine holes were drilled to test ground conditions for the proposed buildings and tailing dams.  As a result of this drilling sites were selected for the necessary infrastructure required for the proposed operations.

Metallurgical Testing

Metallurgical testing using whole core for the entire lengths of Holes EC10-117, 123, 124 and 125 and GT10-10 to 12 and 14 are presently being completed by G & T Testing, Kamloops B.C.  The core, totaling 1,646 metres in length, has a total weight of 11,590 kilograms.  Approximately 1,046 metres of the core represents sulphide sections with the remaining being designated as oxide. Most of the core samples are 3.05 metres in length.  Results are expected in the second calendar quarter 2011.

Mapping and Sampling-Creston Trend, Condemnation Areas

Mapping and sampling of the Creston Trend is on-going with it presently being concentrated around the A-37, Red Hill and Alejandra Zones.  In addition, mapping of the areas required for site infrastructure is being undertaken in order to ensure that all potential mineralized zones have been identified.  Anomalous molybdenum values have been encountered in surface samples taken from the A-37, Red Hill and Alejandra Zones.  The results will be reviewed once they have been compiled.

In addition, limited prospecting was completed at the Red Hill West Zone where preliminary exploration has identified areas of quartz veining in which molybdenite and ferrimolybdenite was identified.  Limited sampling at the extreme west end of the zone has returned anomalous values within a highly oxidized intrusive breccia.  Results include a 15 metre continuous chip sample averaging 0.037% Mo that includes a 6 metre section averaging 0.064% Mo. Follow-up work will be completed later spring.

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Moly Brook Property and Ajax Property

As Creston's immediate focus is to further advance the El Creston Property, being the most advanced of its properties, management is devoting the majority of its time and efforts to same.  Creston therefore does not have a current work program scheduled for the Moly Brook Property nor the Ajax Property and is currently keeping such properties on care and maintenance.  Creston anticipates undertaking further work on these properties in the future when resources permit.
Other

As previously disclosed by Creston, in November 2010 Creston appealed a December 23, 2008 decision of an arbitrator in relation to a finder's fee payable by Creston to an arm's-length third party.  As disclosed in a material change report dated May 6, 2011, the appeal has been turned down by the Supreme Court of British Columbia.  As disclosed in such material change report, the Court's decision regarding the arbitration award will not materially affect the working capital of Creston as the liability to the finder of more than $2,600,000 has been fully provided for in Creston's accounts and $2,609,000 was placed in trust for the payment of this liability in 2009.  At October 31, 2010, after providing for the loss of this appeal, Creston had working capital of $3,745,421 and subsequently closed an $11,500,000 financing for working capital and continued work on developing its El Creston project.  Mercator has acknowledged that the outcome of this appeal is not a Material Adverse Change in relation to Creston for purposes of the Arrangement Agreement.

Technical Disclosure

Dave Visagie, P.Geo., Creston's Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information contained in this Circular relating to Creston's mineral projects.

Creston has prepared the technical information contained in this Circular relating to Creston's mineral projects based on information contained in the technical reports and news releases (collectively the "Creston Disclosure Documents") available under the Creston company profile on SEDAR at www.sedar.com.  Each Creston Disclosure Document was prepared by or under the supervision of a Qualified Person as defined in NI 43-101.  The Creston Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The technical information is subject to the assumptions and qualifications contained in the Creston Disclosure Documents.   Some of the information contained in this Circular has been updated for events occurring subsequent to the date of the applicable NI 43-101 technical reports.  Readers are encouraged to review the full text of the Creston Disclosure Documents which qualifies the technical information.

Current Information respecting Directors and Officers

See Appendix I for information about Creston's current directors and officers.

Dividends

Creston intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, Creston does not anticipate paying any cash dividends in the foreseeable future.

Price Range and Trading Volumes of the Creston Shares

The principal market on which the Creston Shares trade is the TSXV under the symbol “CMS”.

The following table sets forth for the 12-month period prior to the date of this Circular, details of the trading prices and volume on the TSX on a monthly basis for the Creston Shares in Canadian dollars:

Period	High	Low	Volume
2010
May	$0.27	$0.22	219,761,424
June	$0.26	$0.17	109,880,712
July	$0.195	$0.16	54,940,356

Period	High	Low	Volume
August	$0.23	$0.18	2,418,058
September	$0.245	$0.18	9,429,953
October	$0.53	$0.205	23,911,133
November	$0.50	$0.355	17,476,407
December	$0.47	$0.395	1,704,805
2011
January	$0.52	$0.405	439,522,848
February	$0.49	$0.41	11,637,926
March	$0.475	$0.405	15,474,890
April	$0.600	$0.410	113,816,583
May 1-9	$0.600	$0.530	6,215,199
Source: TSX Historical Data Access website

The closing price of the Creston Shares on the TSXV on May 9, 2011 was $0.56.

Transfer Agent and Registrar

The transfer agent and registrar for the Creston Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

Auditors

Davidson & Company LLP is the current auditor of Creston.

Risk Factors

Creston Shareholders should carefully consider the risk factors set forth in the Creston AIF and MD&A incorporated by reference into this Circular as well as the risk factors associated with the Arrangement, Mercator and Mercator (Post-Arrangement) described under “Risk Factors” above in this Circular.

Available Information

Creston Shareholders should refer to Creston's financial statements and their respective MD&A, the Creston AIF, information circular and material change reports which are filed on SEDAR and incorporated by reference for additional information about Creston.  Creston files reports and other information with Canadian Securities Authorities in which it is a reporting issuer. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS OF MERCATOR AND CRESTON

Except as otherwise referred to herein, reference should be made to the section entitled “Interest of Experts” set out in each of the Mercator AIF and the Creston AIF.

As of the date hereof, the partners and associates of each of DuMoulin Black LLP, Morton & Company, McCarthy Tétrault LLP, Thorsteinssons LLP, Shearman & Sterling LLP and Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the issued Creston Shares.

KPMG LLP is the auditor of Mercator and is independent of Mercator within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

BDO Canada LLP is the former auditor of Mercator and is independent of Mercator within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

- 96  -

Davidson & Company LLP is the auditor of Creston and is independent of Creston within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to Creston is available on SEDAR at www.sedar.com.  Shareholders may contact Creston at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 to request copies of Creston's financial statements and MD&A.

Financial information is provided in Creston's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR and unaudited financial statements for the first two quarters of 2011.

OTHER MATTERS

Management of Creston is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

CRESTON DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Creston Board.

DATED: May 9, 2011

ON BEHALF OF
THE BOARD OF DIRECTORS
OF CRESTON

“D. Bruce McLeod”
President and Chief Executive Officer

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CONSENT OF DAVIDSON & COMPANY LLP

We have read the information circular (the “Circular”) of Creston Moly Corp. (“Creston”) dated May 9, 2011 relating to the special meeting of shareholders of Creston regarding the plan of arrangement involving Creston, Mercator Minerals Ltd. and 0907385 B.C. Ltd.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Creston on the consolidated balance sheets of Creston as at July 31, 2010 and July 31, 2009 and the consolidated statements of shareholders' equity, loss and comprehensive loss and cash flows for the years then ended.  Our report is dated November 22, 2010.

“Davidson & Company LLP”
Chartered Accountants
Vancouver, British Columbia
May 9, 2011

CONSENT OF KPMG LLP

We have read the information circular of Creston Moly Corp. (“Creston”) dated May 9, 2011 relating to the special meeting of shareholders of Creston regarding the plan of arrangement involving Creston, Mercator Minerals Inc. (“Mercator”) and 0907385 B.C. Ltd.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of Mercator on the consolidated balance sheet of Mercator as at December 31, 2010 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended.  Our report is dated March 31, 2011.

“KPMG LLP”
Chartered Accountants

Vancouver, Canada

May 9, 2011

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CONSENT OF BDO CANADA LLP

We have read the information circular of Creston Moly Corp. (“Creston”) dated May 9, 2011 relating to the special meeting of shareholders of Creston regarding the plan of arrangement involving Creston, Mercator Minerals Inc. (“Mercator”) and 0907385 B.C. Ltd.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of Mercator on the consolidated balance sheet of Mercator as at December 31, 2009 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended.  Our report is dated March 30, 2010.

“BDO Canada LLP”
Chartered Accountants

Vancouver, Canada

May 9, 2011

-  A-1 -

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The arrangement (as may be modified or amended, the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Creston Moly Corp. (the “Company”) and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) substantially in the form attached as Appendix C to the management information circular of the Company dated May 9, 2011 (the “Information Circular”), is hereby authorized, approved and agreed to;

2.	The Plan of Arrangement is hereby approved and adopted;

3.
The arrangement agreement dated April 11, 2011 among Mercator Minerals Ltd., the Company and 0907385 B.C. Ltd., as may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved;

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.
Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

-  B- 1 -

APPENDIX B

PRO FORMA FINANCIAL STATEMENTS OF MERCATOR

See attached.

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US dollars)

Unaudited Pro Forma Consolidated Balance Sheet as at December 31, 2010

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months ended December 31, 2010

Notes to the unaudited Pro Forma Consolidated Financial Statements

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2010
 (Amounts in thousands of US dollars)

	Mercator As at December 31,	Creston As at January 31,		Pro Forma Adjustments	Pro Forma
	2010	2011	Note 4		Consolidated

ASSETS

CURRENT
Cash and cash equivalents	$36,156	$13,090	(a)	$(23,790)	$17,006
			(a)	(2,950)
			(a)	(5,500)

Restricted cash	10,000	2,728		–	12,728
Accounts receivable	22,271	479		–	22,750
Inventories	16,582	–		–	16,582
Other current assets	4,651	269		–	4,920
	89,660	16,566		(32,240)	73,986

Mineral properties, plant and equipment	326,834	86,639	(a)	160,164	573,637
Other long-term assets	7,772	15		–	7,787
	$424,266	$103,220		$127,924	$655,410

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$21,752	$3,970		$–	$25,722
Current portion – long term debt	19,048	–		–	19,048
Current portion – derivative liabilities	40,232	–		–	40,232
Other current liabilities	4,818	–		–	4,818
	85,850	3,970		–	89,820

Long-term debt	107,793	–		–	107,793
Derivative instruments	71,637	–		–	71,637
Project financing	18,467	–		–	18,467
Other long-term liabilities	6,326	109		–	6,435
Deferred revenue	39,162	–		–	39,162
Future income tax liability	6,612	16,325	(a)	48,049	70,986
	335,847	20,404		48,049	404,300

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	220,885	108,281	(a)	155,301	376,186
			(a)	(108,281)

Contributed Surplus	38,719	7,081	(a)	(7,081)	51,609
			(a)	12,890

Accumulated Other Comprehensive Income	–	2	(a)	(2)	–

Deficit	(171,185)	(32,548)	(a)	32,548	(176,685)
			(a)	(5,500)
	88,419	82,816		79,875	251,110
	$424,266	$103,220		$127,924	$655,410

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2010
(Amounts in thousands of US dollars, except per share amounts)

	Mercator Year Ended December 31,	Creston Twelve Months Ended January 31,		Pro Forma Adjustments	Pro Forma
	2010	2011	Note 4		Consolidated

REVENUE	$182,564	$–		$–	$182,564

EXPENSES
Freight, smelting & refining	27,390	–		–	27,390
Mining and processing	89,913	–		–	89,913
Administration	18,130	1,542	(a)	5,500	25,172
Stock-based compensation	6,091	172	(c)	150	6,413
Exploration expenditures	2,483	–	(b)	49	2,532
Amortization and depreciation of mineral property, plant and equipment	11,141	16		–	11,157
	155,148	1,730		5,699	162,577

INCOME (LOSS) FROM OPERATIONS	27,416	(1,730)		(5,699)	19,987

Interest expense	(10,751)	(10)		–	(10,761)
Loss on long-term debt extinguishment	(10,773)	–		–	(10,773)
Long-term debt transaction costs	(2,930)	–		–	(2,930)
Interest income	149	78		–	227
Unrealized gain on marketable securities	384	–		–	384
Realized loss on derivative instruments	(4,852)	–		–	(4,852)
Unrealized loss on derivative instruments	(111,870)	–		–	(111,870)
Foreign exchange gain	902	22		–	924
NET LOSS BEFORE INCOME TAXES	(112,325)	(1,640)		(5,699)	(119,664)

INCOME TAXES
Current income tax expense	(345)	–		–	(345)
Future income tax (expense) recovery	(2,405)	66		–	(2,339)

NET LOSS FOR THE PERIOD	$(115,075)	$(1,574)		$(5,699)	$(122,348)

Pro forma basic and diluted loss per share (Note 7)					$(0.51)

Pro forma weighted average shares outstanding					237,793,019

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated.)

1. Basis of Presentation

Pursuant to an arrangement agreement (“Plan of Arrangement”) dated April 11, 2011, Mercator Minerals Ltd. (“Mercator”) agreed to acquire all of the outstanding common shares of Creston Moly Corp. (“Creston”) (the ”Acquisition”).  Under the Plan of Arrangement, shareholders of Creston will receive 0.15 of a common share of Mercator and Cdn $0.08 in cash, in respect of each common share of Creston. Upon closing, outstanding options and warrants to purchase common shares of Creston will entitle the holders to common shares of Mercator with the number of common shares and/or exercise price adjusted, as appropriate, to reflect the consideration to be received by shareholders of Creston pursuant to the Plan of Arrangement.

These unaudited pro forma consolidated financial statements (“pro forma consolidated financial statements”) have been prepared in accordance with generally accepted accounting principles in Canada notwithstanding the acquisition will ultimately be accounted for pursuant to international financial accounting standards in Mercator’s financial statements. These pro forma consolidated financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Mercator and Creston.

The unaudited pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of Mercator as at December 31, 2010 and the unaudited interim consolidated balance sheet of Creston as at January 31, 2011, giving effect to the acquisition of Creston as if it occurred on December 31, 2010.

The unaudited pro forma consolidated statement of operations has been derived from the audited consolidated statement of operations of Mercator for the year ended December 31, 2010 and the unaudited consolidated statement of operations of Creston for the twelve-month period ended January 31, 2011, giving effect to the Acquisition of Creston as if it occurred on January 1, 2010. Creston’s consolidated statement of operations for the twelve months ended January 31, 2011 has been derived from adding together (a) the results for the six months ended July 31, 2010 (derived from Creston’s audited consolidated statement of operations for the year ended July 31, 2010 and the unaudited interim consolidated statement of operations for the six months ended January 31, 2010) and (b) the unaudited interim results for the six months ended January 31, 2011.

The unaudited pro forma consolidated balance sheet and statement of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect Creston’s financial statements for a period that is no more than 93 days from Mercator’s period end, as required pursuant to pro forma presentation requirements contained in Canadian securities legislation.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Mercator for the year ended December 31, 2010, the audited consolidated financial statements of Creston for the year ended July 31, 2010 and the unaudited interim consolidated financial statements of Creston for the six months ended January 31, 2011.

2. Significant Accounting Policies

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Mercator which would have actually resulted had the proposed Acquisition been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Mercator for the year ended December 31, 2010. The functional and reporting currency of Creston is the Canadian dollar while the functional and reporting currency of Mercator is the United States dollar.  Creston’s accounting policy is to capitalize exploration costs when management believes such costs are recoverable in the future, while Mercator’s accounting policy is to charge exploration costs to operations prior to determination of the commercial feasibility of mining operations. Based on the review of the accounting policies of Creston, it is Mercator management’s opinion that, other than the differences in the functional and reporting currencies and the differences in accounting for exploration costs prior to the determination of the commercial feasibility of mining operations, there are no material differences between the accounting policies of Mercator and Creston.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Mercator’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statement of operations does not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

2. Significant Accounting Policies (continued)

The pro forma adjustments and allocations of the purchase price for Creston are based in part on provisional estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The valuation will be based on the actual net tangible and intangible assets of Creston that exist as of the date of the completion of the Acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the Acquisition and other changes in Creston’s net tangible and intangible assets prior to the completion of the Acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented in these unaudited pro forma consolidated financial statements.

3. Acquisition

Mercator and Creston intend to complete the Acquisition pursuant to the Plan of Arrangement under the Business Corporations Act (British Columbia), pursuant to which Creston will merge with 0907385 BC Ltd., a newly-incorporated wholly-owned subsidiary of Mercator, to become a wholly-owned subsidiary of Mercator.

Pursuant to the Plan of Arrangement: (i) shareholders of Creston will receive 0.15 of a common share of Mercator and CDN $0.08 in cash, in respect of each common share of Creston; and (ii) each of the outstanding options and warrants (whether or not vested) to acquire common shares of Creston will entitle the holders to common shares of Mercator with the number of common shares and/or exercise price adjusted, as appropriate, to reflect the consideration to be received by shareholders of Creston. All other terms of the Creston warrants, including the expiry dates, shall remain unchanged. Creston options with a remaining life of greater than one year will expire one year from the date of the Acquisition. All other terms of the Creston options shall remain unchanged.  Pursuant to an existing agreement between Creston and a consultant, there are 450,000 stock options that will be granted upon closing of the Acquisition. These options vest immediately and compensation costs related to these stock options have been included in the purchase price.

The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of $3.64 per Mercator share, which is the average closing price of Mercator shares on the Toronto Stock Exchange (TSX) for the last 3 trading days prior to the announcement of the Plan of Arrangement and the 3 days following the announcement. This share price has been used as the assumed share price on closing. The Acquisition has been accounted for using the purchase method of accounting. Mercator’s costs are estimated to be $2,950.

The preliminary allocation of the purchase price is summarized in the table below and is subject to change.

Purchase price

42,665,157 Mercator common shares at $3.64 per share	$155,301
Cash consideration	23,790
Fair value of stock options and warrants	12,890
Transaction costs (estimated)	2,950
$194,931

Fair value of Creston net assets to be acquired

Cash and cash equivalents	$13,090
Other current assets	3,476
Mineral properties, plant and equipment	246,803
Other long-term assets	15
Accounts payable and accrued liabilities	(3,970)
Other long-term liabilities	(109)
Future income tax liability	(64,374)
$194,931

After reflecting the pro forma purchase adjustments, the excess purchase consideration over carrying value as at December 31, 2010 has been allocated to the mineral properties. The fair value of the net assets of Creston will ultimately be determined as of the closing date of the transaction. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those listed above, and the differences may be material.

The Acquisition is subject to, amongst other things, regulatory and shareholder approval.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

4. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions and adjustments:

(a)
The Acquisition has been accounted for using the purchase method with Mercator identified as the acquirer and the assets and liabilities acquired recorded at estimated fair value. The final allocation for the purchase price will be based upon an independent valuation of the assets and liabilities of Creston assumed at the date of the Acquisition. Because Mercator has not received an independent valuation of the assets and liabilities of Creston, management cannot assess the future income tax impact of the Acquisition and, accordingly, has not recognized any future tax assets or liabilities, other than the future income tax liability related to the mineral properties. Mercator’s investment in Creston and Creston’s shareholders’ equity are eliminated upon consolidation. The purchase price for the Acquisition has been allocated to the identifiable acquired assets and liabilities, with fair value assumed to approximate carrying value, on a pro forma basis as described in Note 3. The excess purchase consideration over carrying value has been allocated to mineral properties. Transaction costs representing management’s best estimate has been assumed to be $2,950 for Mercator and has been included as part of the purchase price. In addition, management’s best estimate of restructuring and integration costs to be incurred by Mercator has been assumed to be $2,700 and transaction costs to be incurred by Creston has been assumed to be $2,800, both of which have been charged to administrative expense.

(b)
Creston incurred exploration costs of $49 during the twelve months ended January 31, 2011 on mineral properties for which the commercial feasibility of mining operations has not yet been determined. The exploration costs incurred have been charged to operations on the pro forma consolidated statement of operations to conform to Mercator’s accounting policy for exploration costs.

(c)
For the purpose of these pro forma consolidated financial statements additional stock-based compensation of $150 has been recognized relating to Creston options unvested upon acquisition that would have vested during the twelve month period ended December 31, 2010, assuming the Acquisition took place on January 1, 2010.

(d)
For the purpose of these pro forma consolidated financial statements, it is assumed that all common shareholders of Creston elect to receive CDN $0.08 cash and 0.15 common shares of Mercator for each common share of Creston that they own.  The compensation cost for the outstanding vested stock options and warrants of Creston is based on their estimated value at April 11, 2011, the date of the Plan of Arrangement, and assumes that none of the Creston options are exercised prior to the closing date of the Acquisition.

(e)
The functional currency of Creston is the Canadian dollar. Accordingly, the financial statements of Creston have been translated into United Stated dollars using the current rate method. Assets and liabilities of Creston were translated into United States dollars at the rate of exchange in effect at the balance sheet date. For purposes of the pro forma consolidated balance sheet an exchange rate of Cdn$1 to US$1.0455 was used. For practical purposes, Creston’s equity was also translated at the rate of exchange in effect at the balance sheet date of Cdn$1 to US$1.0455.  Revenue and expenses were translated into United States dollars at the average exchange rates for the period. For purposes of the pro forma consolidated statement of operations, an exchange rate of Cdn$1 to US$0.9743 was used for the twelve months ended January 31, 2011.

5. Pro Forma Share Capital:

Pro forma share capital as at December 31, 2010 has been determined as follows:

	Number of shares	Amount

Issued common shares of Mercator, December 31, 2010	197,621,466	$220,885
Shares issued in connection with the Acquisition	42,665,157	155,301

Pro forma balance	240,286,623	$376,186

6. Arrangement of Mercator and Creston

	Number of Creston shares	Number of Mercator Shares

Shares outstanding at date of acquisition	285,965,881	197,621,466
Shares of Creston owned by Mercator	(1,531,500)	–
	284,434,381	197,621,466
Exchange of 0.15 shares of Mercator for each share of Creston	(284,434,381)	42,665,157
	–	240,286,623

After the Acquisition the value of 42,665,157 Mercator common shares issued at $3.64:		$155,301

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

7. Pro Forma Basic and Diluted Loss Per Share:

Pro forma basic and diluted loss per share for the year ended December 31, 2010 has been calculated based on actual weighted average number of Mercator common shares outstanding for the respective period and the assumed number of Mercator shares issued to Creston shareholders being effective on January 1, 2010.

Year ended December 31, 2010

Basic pro forma loss per share computation

Numerator:
Pro forma net loss available to shareholders	$(122,348)

Denominator:
Mercator weighted average shares outstanding	195,127,862
Shares issued to Creston shareholders	42,665,157
Pro forma weighted average shares outstanding	237,793,019

Pro forma basic and diluted loss per share	$(0.51)

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APPENDIX C
PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01  Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” shall have the meaning ascribed to such term in the BCBCA;

“Amalco” shall have the meaning ascribed to such term in Section 3.01(h);

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with (i) Article 9 of the Arrangement Agreement, (ii) this Plan of Arrangement or (iii) at the direction of the Court;

“Arrangement Agreement” means the Arrangement Agreement dated as of April 11, 2011 among Mercator, Creston and Subco, as the same may be supplemented or amended from time to time;

“Arrangement Resolution” means the special resolution of the registered holders of Creston Shares, voting as a single class, approving the Arrangement to be considered at the Creston Meeting substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person);

“Cash Consideration” means $0.08 for each Creston Share;

“Consideration” means, in respect of each Creston Share, the Share Consideration and the Cash Consideration;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Creston” means Creston Moly Corp., a corporation existing under the laws of British Columbia;

“Creston Meeting” means the special meeting of Creston Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Creston Options” means the outstanding options to purchase Creston Shares granted under the Creston Stock Option Plan;

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“Creston Option In-The-Money Amount” in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Creston Shares that a holder is entitled to acquire on exercise of the Creston Option immediately before the Effective Time exceeds the amount payable under the Creston Option to acquire such shares;

“Creston Securityholders” means, collectively, the holders of Creston Shares and Creston Options;

“Creston Shares” means the issued and outstanding common shares of Creston, as currently constituted;

“Creston Stock Option Plan” means the stock option plan of Creston approved by holders of Creston Shares on March 24, 2010 and which is being submitted for approval by holders of Creston Shares at the annual general meeting scheduled to be held on April 12, 2011;

“Creston Warrants” means common share purchase warrants to acquire Creston Shares;

“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or financial institution agreed to in writing between Mercator and Creston for the purpose of, among other things, exchanging certificates representing Creston Shares for Mercator Shares in connection with the Arrangement and paying the Cash Consideration to the Former Creston Shareholders;

“Dissent Rights” shall have the meaning ascribed thereto in Article 4;

“Dissenting Shareholder” means a registered holder of Creston Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Creston Shares;

“Effective Date” means the date on which all conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the parties thereto, acting reasonably, which shall be the date on which all required or related notices and other documents are filed with the Registrar of Companies in order for the Arrangement to become effective;

“Effective Time” means 10:00 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties may agree;

“Eligible Holder” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Creston Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Creston Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Final Order” means the final order of the Court pursuant to Section 288 of the BCBCA approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Creston Shareholders” means the holders of Creston Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Creston Meeting, as the same may be amended by the Court;

“Mercator” means Mercator Minerals Ltd., a corporation existing under the laws of British Columbia;

“Mercator Shares” means the common shares of Mercator as currently constituted;

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“Mercator Share Value” means the volume weighted average price on the Toronto Stock Exchange of a Mercator Share for the five trading days ending on the trading day which is three trading days prior to the Effective Date;

“Mercator Option In-The-Money Amount” in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Mercator Shares that a holder is entitled to acquire on exercise of the Creston Option at and from the Effective Time exceeds the amount payable to acquire such Mercator Shares;

“Parties” means, Creston, Mercator and Subco and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with  (i) Article 9 of the Arrangement Agreement, (ii) this Plan of Arrangement or (iii) at the direction of the Court;

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02;

“Share Consideration” means 0.15 of a Mercator Share for each Creston Share;

“Subco” means 0907385 B.C. Ltd., a wholly-owned subsidiary of Mercator incorporated under the BCBCA for purposes of the Arrangement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Exempt person” means a person who is exempt from tax under Part I of the Tax Act; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02  Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03  Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04  Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05  Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

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Section 1.06  Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07  Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01  Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01  Arrangement

At the Effective Time, the following, other than Section 3.01(j), shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)
each Creston Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Mercator and Mercator shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register of Creston as a holder of Creston Shares and Mercator shall be recorded as the registered holder of the Creston Shares so transferred and shall be deemed to be the legal and beneficial owner of such Creston Shares;

(b)
each Creston Share (other than a Creston Share held by a Dissenting Shareholder or a Creston Share held by Mercator or any subsidiary of Mercator) shall be deemed to be transferred to Mercator and, in consideration therefor, Mercator shall issue and pay the Consideration for each Creston Share to the former holder of such Creston Share, subject to Sections 3.03, 3.04 and Article 5 hereof;

(c)
(i) in accordance with the Creston Stock Option Plan, each holder of a Creston Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Creston Option, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, such number of Mercator Shares which is equal to the sum of (A) 0.15 of a Mercator Share, and (B) the quotient obtained by dividing $0.08 by the Mercator Share Value, provided however that in no event will the number of Mercator Shares issuable pursuant to this Section 3.01(c), together with the number of Mercator Shares issuable pursuant to Sections 3.01(b) and 3.01(d) exceed 50,174,951 and if the number of Mercator Shares issuable pursuant to this Section 3.01(c), together with the number of Mercator Shares issuable pursuant to Sections 3.01(b) and 3.01(d) would otherwise exceed 50,174,951, the number of Mercator Shares to be issued as contemplated in clause (B) of this Section 3.01(c) will be reduced, pro rata for all Creston Options, so that such maximum number will not be exceeded; and (ii) each such Creston Option shall continue to be governed by and be subject to the terms of the Creston Stock Option Plan and any applicable agreement thereunder. If the adjustment to the Creston Options contemplated by this paragraph results in a disposition of Creston Options for options to acquire Mercator Shares or “new” Creston Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition and that the Mercator Option In-The-Money Amount in respect of the Creston Options not exceed the Creston Option In-The-Money Amount in respect of the Creston Options. Therefore, in the event that Mercator and the holder of any Creston Options agree that the Mercator Option In-The-Money Amount in respect of a Creston Option exceeds the Creston Option In-The-Money Amount in respect of the Creston Option, the number of Mercator Shares which may be acquired on exercise of the Creston Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Mercator Option In-The-Money Amount in respect of the Creston Option does

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not exceed the Creston Option In-The-Money Amount in respect of the Creston Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(d)
(i) in accordance with the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants, each holder of a Creston Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder's Creston Warrants, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefore, the Consideration. The payment of the exercise price of a Creston Warrant will be satisfied, in whole or in part, by setting off the Cash Consideration payable to the holder against an equivalent portion of the exercise price payable by the holder such that, at any time from and after the Effective Time, upon exercise of a Creston Warrant the holder (A) will be required to deliver in satisfaction of the exercise price an amount of cash equal to the amount, if any, by which the exercise price exceeds the amount of the Cash Consideration, and (B) will receive the Share Consideration; and (ii) each such Creston Warrant shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants;

(e)
each Creston Share held by Mercator including the Creston Shares acquired pursuant to Sections 3.01(a) and (b) hereof shall be transferred to Subco in consideration of the issue by Subco to Mercator of one common share of Subco for each Creston Share so transferred;

(f)	the stated capital in respect of the Creston Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)	Creston shall file an election with the CRA, to be effective prior to the amalgamation described in Section 3.01(h) hereof, to cease to be a public corporation for the purposes of the Tax Act;

(h)	Creston and Subco shall amalgamate to form one corporate entity (“Amalco”) under the provisions of Part 9, Division 3 of the BCBCA;

(i)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(h):

(i)
Amalco will own and hold all of the property of Creston and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Creston and Subco, whether arising  by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)	Amalco will be liable for all of the liabilities and obligations of Creston and Subco;

(iii)
all rights, contracts, permits and interests of Creston and Subco will be rights, contracts, permits and interests of Amalco as if Creston and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Creston or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either Subco or Creston will be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Creston may be enforced by or against Amalco;

(vii)
Mercator shall receive on the amalgamation one Amalco common share in exchange for each Subco common share previously held and all of the issued and outstanding Creston Shares will be cancelled without any repayment of capital in respect thereof;

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(viii)
the name of Amalco shall be the name agreed upon between Mercator and Creston prior to the Effective Date and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

(ix)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x)	there shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise;

(xi)	the notice of articles of Amalco shall be substantially in the form attached as Appendix I to this Plan of Arrangement;

(xii)	the articles of Amalco shall be substantially in the form attached as Appendix II to this Plan of Arrangement;

(xiii)	the first directors of Amalco following the amalgamation shall be D. Bruce McLeod and Marc Leblanc or such other persons as may be agreed upon between Mercator and Creston prior to the Effective Date;

(xiv)
the stated capital of the common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of Subco immediately prior to the amalgamation; and

(j)
The steps referred to in this Section 3.01 shall be deemed to constitute a “reclassification” or “change” of the Creston Shares, including for the purposes of the certificates, indentures or documentation governing the terms and conditions of the Creston Warrants.

Section 3.02  Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Mercator shall deliver or arrange to be delivered to the Depositary certificates representing the Mercator Shares required to be issued to Former Creston Shareholders and the requisite Cash Consideration required to be paid to Former Creston Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and Cash Consideration shall be held by the Depositary as agent and nominee for such Former Creston Shareholders for distribution to such Former Creston Shareholders in accordance with the provisions of Article 5 hereof.

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Creston Shareholder together with certificates representing Creston Shares and such other documents as the Depositary may require, Former Creston Shareholders shall be entitled to receive delivery of certificates representing the Mercator Shares and a cheque for the Cash Consideration to which they are entitled pursuant to Section 3.01(b) hereof.

An Eligible Holder whose Creston Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of  the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Mercator, within 90 days after the Effective Date, duly completed with the details of the number of Creston Shares transferred and the applicable agreed amounts for the purposes of such joint elections.  Mercator shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority).  Neither Creston, Mercator nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Mercator or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

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Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Mercator will promptly make available a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) on Mercator's website at www.mercatorminerals.com and on request made by checking the appropriate box in on the Letter of Transmittal Mercator will separately distribute such materials to the Eligible Holder.

Section 3.03 No Fractional Mercator Shares

No fractional Mercator Shares shall be issued to Former Creston Shareholders.  The number of Mercator Shares to be issued to Former Creston Shareholders shall be rounded down to the nearest whole Mercator Share in the event that a Former Creston Shareholder is entitled to a fractional share representing less than a whole Mercator Share.

Section 3.04  Fractional Cash Consideration

Any Cash Consideration payable to a Former Creston Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01  Dissent Rights

Pursuant to the Interim Order, holders of Creston Shares may exercise rights of dissent (“Dissent Rights”) under the provisions of Part 8, Division 2 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Creston Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Creston by holders who wish to dissent at least two days before the Creston Meeting or any date to which the Creston Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)
are ultimately entitled to be paid fair value for their Creston Shares, which fair value shall be the fair value of such shares immediately before the passing by the Creston Securityholders of the Arrangement Resolution, shall be paid an amount equal to such fair value by Mercator; and

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Creston Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Creston Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall Mercator, Creston or any other person be required to recognize holders of Creston Shares who exercise Dissent Rights as holders of Creston Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Creston Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Creston Shares at the Effective Time and Mercator shall be recorded as the registered holder of the Creston Shares so transferred and shall be deemed to be the legal and beneficial owner of such Creston Shares.

ARTICLE FIVE
DELIVERY OF CONSIDERATION

Section 5.01  Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Creston Shares that were exchanged for the Consideration in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Creston Shares formerly represented by such certificate under the BCBCA and the articles of Creston and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Mercator Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the Cash Consideration to which such holder is entitled.

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After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Creston Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Mercator Shares and the Cash Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02  Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Creston Shares that were exchanged for Mercator Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Mercator Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Mercator Shares and the Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Mercator Shares and a cheque in the amount of the Cash Consideration is to be delivered shall, as a condition precedent to the delivery of such Mercator Shares and cheque, give a bond satisfactory to Mercator and the Depositary in such amount as Mercator and the Depositary may direct, or otherwise indemnify Mercator and the Depositary in a manner satisfactory to Mercator and the Depositary, against any claim that may be made against Mercator or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Creston.

Section 5.03  Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Mercator Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Creston Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Mercator Shares and a cheque for the Cash Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Mercator Shares.

Section 5.04  Withholding Rights

Mercator, Amalco and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Former Creston Shareholder such amounts as Mercator or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Creston Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05  Limitation and Proscription

To the extent that a Former Creston Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Mercator Shares that such Former Creston Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Mercator Shares, together with the cash consideration to which such Former Creston Shareholder was entitled, shall be delivered to Mercator by the Depositary for cancellation, and the interest of the Former Creston Shareholder in such Mercator Shares and the Cash Consideration to which it was entitled shall be terminated as of such final proscription date.  For great certainty, on such date, any certificate formerly representing Creston Shares shall cease to represent a claim or interest of any kind or nature against Mercator or Creston.

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ARTICLE SIX
AMENDMENTS

Section 6.01  Amendments to Plan of Arrangement

Mercator and Creston reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Mercator and Creston, (iii) filed with the Court and, if made following the Creston Meeting, approved by the Court, and (iv) communicated to holders or former holders of Creston Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Creston at any time prior to the Creston Meeting provided that Mercator shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Creston Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Creston Meeting shall be effective only if: (i) it is consented to in writing by each of Mercator and Creston; and (ii) if required by the Court, it is consented to by the Creston Securityholders voting in the manner directed by the Court.

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NOTICE TO READER:  The proposed Notice of Articles and Articles of Amalco are not attached as Appendices to this Plan of Arrangement but are attached to the Arrangement Agreement which is available at www.sedar.com or may be obtained from Creston Moly Corp. at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Fax: 604-689-5041, Attention: Brenda Nowak.

-  D-1  -

APPENDIX D

FAIRNESS OPINION

See attached.

Investment & Corporate Banking
100 King Street West, 5th Floor
Toronto, Ontario M5X 1H3

Tel :  (416) 359-4001

April 11, 2011

Creston Moly Corp.
Suite 860 - 625 Howe Street
Vancouver, BC V6C 2T6

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Creston Moly Corp. (the “Company”) and Mercator Minerals Ltd. (the “Acquiror”) propose to enter into an arrangement agreement to be dated as of April 11, 2011 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares  of  the  Company  (the  “Shares”)  by  way  of  an  arrangement  under  the  Business Corporations Act (British Columbia) (the “Arrangement”).  Pursuant to the Arrangement, the Acquiror will acquire each Share in exchange for 0.15 of a common share of the Acquiror and $0.08 in cash (the “Consideration”).

The terms and conditions of the Arrangement will be summarized in the Company’s information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than the Acquiror and its affiliates) pursuant to the Arrangement.

Engagement of BMO Capital Markets

The  Company  initially  contacted  BMO  Capital  Markets  regarding  a  potential  advisory assignment in February 2011. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated March 30, 2011 (the “Engagement Agreement”).   Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion.  We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement.  The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

BMO Capital Markets consents to the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Circular.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation and fairness opinion and capital market matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules promulgated thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets or any of our affiliates and any of the Interested Parties with respect to future business dealings.  BMO Capital Markets or one or more of our affiliates may however, in the ordinary course of business, provide financial advisory, banking, investment banking or other financial services to one or more of the Interested Parties from time to time. Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, and certain affiliates of BMO, may provide banking services to one or more of the Interested Parties in the ordinary course of business. The fees received by BMO and such affiliates in connection with such banking services are not material to BMO or to such affiliates.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or  more  Interested  Parties  and,  from  time  to  time,  may  have  executed  or  may  execute transactions in such securities for which we received or may receive compensation.  As an investment  dealer,  BMO  Capital  Markets  conducts  research  on  securities  and  may,  in  the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including with respect to one or more Interested Parties or the Arrangement.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a definitive draft of the Arrangement Agreement dated April 11, 2011;

2.	a definitive draft of the form of voting support agreement to be executed between the Acquiror and certain Shareholders dated April 4, 2011 (the “Support Agreement”);

3.	internal management forecasts, projections, estimates (including internal estimates of resources) and budgets prepared or provided by or on behalf of the Company and the Acquiror;

4.
certain  other  internal  financial,  operating,  corporate  and  other  information  prepared  or provided by or on behalf of the Company, concerning the business operations, assets, liabilities and prospects of the Company;

5.
certain  other  internal  financial,  operating,  corporate  and  other  information  prepared  or provided by or on behalf of the Acquiror, concerning the business operations, assets, liabilities and prospects of the Acquiror;

6.
certain publicly available information relating to the business, operations, financial condition and trading history of the Company, the Acquiror and other selected public companies we considered relevant;

7.	discussions with management of the Company concerning the Company and Acquiror’s current business, plan, financial condition and prospects;

8.	public information with respect to selected public companies we considered relevant;

9.	public information with respect to selected precedent transactions we considered relevant;

10.	various reports published by equity research analysts and industry sources we considered relevant;

11.
a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.	such other information, investigations, analyses and discussions (including discussions with the Company’s external legal counsel) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We  have  relied  upon  and  assumed  the  completeness,  accuracy  and  fair  presentation  of  all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”).  The Opinion is conditional upon such completeness, accuracy and fair presentation.   We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including internal and external estimates of resources) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and its outside consultants, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the final form of the Arrangement Agreement and Support Agreement will not differ in any material respect from the draft Arrangement Agreement and Support Agreement that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent.  The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement.  Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror or any of their respective affiliates, and the Opinion should not be construed as such.  The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters.  We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters.  We have assumed that no material negative tax consequences arise as a result of the Arrangement or the implementation thereof.   In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if there is any material change in any fact or matter affecting the Opinion after the date hereof or if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than the Acquiror and its affiliates).

Yours truly,

BMO NESBITT BURNS INC.

-  E-1  -

APPENDIX E

INTERIM ORDER

See attached.

NO.   VLC-S-S-113042
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT
S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CRESTON MOLY CORP.

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

BEFORE	) ) )	Master Tolcarek	) ) )	WEDNESDAY, THE 11TH DAY OF MAY, 2011

ON THE APPLICATION of the Petitioner, CRESTON MOLY CORP. (“Creston”), coming on for hearing at 800 Smithe Street, Vancouver, British Columbia, on the 11th day of May, 2011, and on hearing Robert W. Cooper, counsel for the Petitioner, and on reading the Petition and the Affidavit #1 of Brenda R. Nowak sworn May 9, 2011 (the “Affidavit”);

THIS COURT ORDERS that:

DEFINITIONS

1.
As used in this Interim Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the draft Notice of Special Meeting and Information Circular of Creston (the “Information Circular”) attached as Exhibit “C” to the Affidavit.

SPECIAL MEETING

2.
Pursuant to section 291 of the Business Corporations Act (British Columbia), S.B.C., 2002, c. 57, as amended, (the “BCBCA”), Creston is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Creston Shareholders”) of the common shares in the capital of Creston (the “Creston Shares”) to be held at 10 a.m. on June 14, 2011 at the XChange Conference Centre, 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, Canada for the Creston Shareholders to consider and, if deemed advisable, pass, with or without variation, a special resolution of the Creston Shareholders (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under the provisions of Part 9, Division 5 of the BCBCA involving Creston, the Creston Shareholders, Mercator Minerals Ltd. (“Mercator”) and 0907385 B.C. Ltd. (“MercatorSub”), as fully described in the Information Circular.

3.
The Meeting shall be called, held and conducted in accordance with the BCBCA, the Articles of Creston and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court.

ADJOURNMENTS AND POSTPONEMENTS

4.
Notwithstanding any provision of the Articles of Creston, Creston shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Creston Shareholders respecting such adjournment or postponement.  Notice of any such adjournment or postponement shall be given by press release, news release, newspaper advertisement, or by notice sent to the Creston Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by Creston.

AMENDMENTS

5.	Creston is authorized to make, in the manner contemplated by and subject to the Plan of Arrangement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine without any additional notice to the Creston Shareholders.  The Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

RECORD DATE

6.
The record date for determining Creston Shareholders entitled to receive the Information Circular and the form of proxy for use by Creston Shareholders at the Meeting (the “Form of Proxy”) shall be the close of business (Vancouver Time) on May 9, 2011 (the “Record Date”).

NOTICE OF SPECIAL MEETING

7.
The Information Circular, Form of Proxy, Voting Instruction Form and Letter of Transmittal (collectively, the “Meeting Materials”) in substantially the form attached as Exhibits “C” “D”, “E” and “F”, respectively, to the Affidavit, with such deletions, amendments or additions thereto as counsel for Creston may advise are necessary or desirable, provided that such deletions, amendments or additions are not materially inconsistent with the terms of this Interim Order, shall be sent to:

(a)
the Creston Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary mail, addressed to any Creston Shareholder at his, her or its address as it appears on the securities register of Creston as at the Record Date;

(ii)	by delivery in person or recognized courier service to any Creston Shareholder at the address referred to in paragraph 7(a)(i) above; or

(iii)
by email or facsimile transmission to any Creston Shareholder who identifies himself, herself or itself to the satisfaction of Creston, acting through its representatives, and who requests such email or facsimile transmission; and

(b)
the directors and auditors of Creston by mailing the Meeting Materials by prepaid ordinary mail, or by e-mail or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmission and the date of the Meeting;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

8.
The accidental failure or omission by Creston to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the preceding paragraph shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Creston, then it shall use reasonable best efforts to rectify such failure or omission by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

9.	The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received by the Creston Shareholders:

(a)	in the case of mailing, when deposited in a post office box or public letter box;

(b)	in the case of delivery in person, upon personal delivery or upon delivery to such person at the address referred to in paragraph 7(a)(i) above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

PERMITTED ATTENDEES

10.	The only persons entitled to attend the Meeting shall be:

(a)	the Creston Shareholders determined as at the Record Date or their respective proxyholders;

(b)	the directors, officers, auditors and advisors of Creston and its board of directors;

(c)	representatives and advisors of Mercator and MercatorSub; and

(d)	other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Creston Shareholders as at the close of business on the Record Date or their respective proxyholders.

SOLICITATION OF PROXIES

11.
Creston is authorized to use the Form of Proxy in substantially the same form as is attached as Exhibit “D” to the Affidavit in connection with the Meeting, and Creston is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

12.	The procedures for the use of proxies at the Meeting shall be as set out in the Information Circular and on the Form of Proxy.

13.
Creston may, in its discretion, generally waive the time limits for the deposit of proxies by Creston Shareholders if Creston deems it advisable to do so, such waiver to be endorsed by the initials of the Chair of the Meeting on any proxy to which such waiver relates.

QUORUM AND VOTING

14.
The quorum for the Meeting shall be two Creston Shareholders entitled to vote at the Meeting, whether present in person or by proxy, who hold, in the aggregate, at least five percent (5%) of the issued Creston Shares entitled to be voted at the Meeting.

15.
Each Creston Shareholder as at the close of business on the Record Date shall be entitled to vote on the Arrangement Resolution at the Meeting, either in person or by proxy, and shall be entitled to one vote for each Creston Share held by such Creston Shareholder. For the purpose of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.

16.
Subject to any further order of the Court, the vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by the Creston Shareholders present in person or represented by proxy at the Meeting.

SCRUTINEER

17.	A representative of Creston’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

DISSENT RIGHTS

18.
Each Registered Shareholder will be granted the following rights of dissent (the “Dissent Rights”) in respect of the Arrangement Resolution, provided that such Registered Shareholder otherwise complies strictly with the requirements of  Part 8, Division 2 of the BCBCA as modified and supplemented by this Interim Order and Article 4 of the Plan of Arrangement:

(a)
a Registered Shareholder intending to exercise Dissent Rights must give written objection to the Arrangement Resolution to Creston at Suite 860, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Attention: Brenda Nowak, to be received by Creston no later than 10:00 a.m. (Vancouver Time) on June 10, 2011 and must otherwise comply with this paragraph 18;

(b)
any Registered Shareholder (a “Dissenting Shareholder) who exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the requirements of Part 8, Division 2 of the BCBCA, as modified by this Interim Order and Article 4 of the Plan of Arrangement, (the “Dissent Procedures”) will be entitled, in the event that the Arrangement becomes effective, to be paid by Mercator the fair value of the Creston Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has exercised Dissent Rights determined as at the point in time immediately before the passing of the Arrangement Resolution;

(c)
each of the Creston Shares held by a Dissenting Shareholder who has validly exercised his, her or its Dissent Rights shall, at the Effective Time, and notwithstanding any provision of Part 8, Division 2 of the BCBCA, be deemed to be transferred by the Dissenting Shareholder, without any further act or formality on its part free and clear of any liens, claims and encumbrances, to Mercator, and the name of such Dissenting Shareholder shall be removed from the central securities register of Creston as a holder of Creston Shares and Mercator shall be recorded as the registered holder of the Creston Shares so transferred and shall be deemed to be the legal and beneficial owner of such Creston Shares and each such Dissenting Shareholder shall cease to have any rights as a Creston Shareholder in respect of such Creston Shares other than the right to be paid the fair value of such Creston Shares in accordance with the Dissent Procedures and in no case will Creston, Mercator, MercatorSub or any other person be required to recognize the Dissenting Shareholder as a holder of Creston Shares after the time that is immediately prior to the Effective Time;

(d)
if a Registered Shareholder who exercises Dissent Rights is ultimately not entitled, for any reason, to be paid fair value for the Creston Shares in respect of which such Registered Shareholder has exercised Dissent Rights, such Registered Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the

Arrangement on the same basis as a Creston Shareholder that has not exercised Dissent Rights; and

(e)	Registered Creston Shareholders shall be the only persons who may exercise the right to dissent in respect of the Arrangement Resolutions.

19.
Subject to this Order or further order of the Court, the rights available to the Registered Shareholders under the BCBCA, as modified by this Interim Order and Article 4 of the Plan of Arrangement, to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Creston Shareholders with respect to the Arrangement Resolution.

20.
Notice to the Creston Shareholders of the Dissent Rights with respect to the Arrangement Resolution and of the right of Dissenting Shareholders to receive, subject to the provisions of the BCBCA and the Arrangement, the fair value of their Creston Shares shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Creston Shareholders in accordance with this Order.

APPLICATION FOR FINAL ORDER

21.
Creston may give notice of these proceedings, including the application for the final approval of the Arrangement (the “Final Application”) to the Creston Shareholders by including a notice (the “Notice of Application”) substantially in the form attached as Appendix “F” to the Information Circular attached as Exhibit “C” to the Affidavit, as part of the Meeting Materials, delivered in the manner contemplated in paragraph 7, and service of such notice shall be deemed to be effected on the fifth day following the day on which the Meeting Materials are so delivered, and except as provided herein, Creston is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by Creston in this proceeding (including affidavits filed in support of such motions), or any orders made on application by Creston, including this Interim Order, on any person, except such persons who have filed a Response to Petition pursuant to paragraph 24 below.

22.	Creston may give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.

23.
The Final Application shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on June 17, 2011, or such other date following the date of the Meeting as Creston may determine and, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, and any and all regulatory approvals having been obtained or concluded, Creston will be at liberty to proceed with the Final Application on such date.

24.
Any Creston Shareholder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such Creston Shareholder or person shall file with the Court a Response to Petition, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and deliver a copy of the filed Response to Petition, together with a copy of all material on which such Creston Shareholder or person intends to rely at the Final Application, including an outline of such person’s proposed submissions, to the solicitors for Creston at the address for delivery set out in the Notice of Application on or before 4:00 p.m. (Vancouver Time) on June 14, 2011 (or, in the event that Creston does not proceed with the Final Application on June 17, 2011, by 4:00 p.m. (Vancouver Time) on the date that is three Business Days preceding the date on which the Final Application is set to be heard), subject to other direction of the Court.

25.	Creston, Mercator and MercatorSub have the right to appear and make submissions at the Final Application, subject to the provisions of the Arrangement Agreement.

26.
If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with the preceding paragraph need be served with notice of the adjourned date.

27.	Any materials to be filed by Creston in support of the Final Application may be filed up to two Business Days prior to the hearing of the Final Application without further order of this Court.

VARIANCE

28.	Creston shall be entitled, at any time, to apply to vary this Interim Order.

29.
Rules 8-1, 8-2, and 16-1 of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:
/s/ Robert W. Cooper
ROBERT W. COOPER Counsel for the Petitioner	BY THE COURT
[Illegible]
REGISTRAR

-  F-1 -

APPENDIX F

NOTICE OF HEARING OF PETITION

See attached.

NOTICE OF HEARING OF PETITION

NO. S-113042
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING CRESTON MOLY CORP.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that a petition has been filed with the Supreme Court of British Columbia (the “Court”) by Creston Moly Corp. (“Creston”) with respect to a proposed arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (“BCBCA”), involving  Creston, the holders of common shares of Creston, Mercator Minerals Ltd. (“Mercator”) and 0907385 B.C. Ltd. (“MercatorSub”), which Arrangement is described in greater detail in the information circular (the “Circular”) of Creston dated May 9, 2011.

NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated May 11, 2011, has given directions as to the calling and holding of a special meeting of the holders of common shares of Creston (the “Meeting”) for the purpose of, amongst other things, considering and voting upon the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Creston intends to apply to the Court for a final order approving the Arrangement pursuant to the provisions of the BCBCA (the “Final Application”) and declaring the Arrangement fair and reasonable to the persons affected, which Final Application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on June 17, 2011 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a Response to Petition, in form prescribed by the Rules of Court of the Supreme Court of British Columbia, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions,  with this Court on or before 12:00 noon (Vancouver time) on June 15, 2011 and delivering a copy of the filed Response to Petition, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions, to the solicitors for Creston at their address for delivery set out below, on or before 4:00pm (Vancouver time) on June 14, 2011 subject to other direction of the Court.  You or your solicitor may obtain a form of Response to Petition at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

NOTICE IS FURTHER GIVEN THAT, at the hearing of the Final Application and subject to the foregoing, holders of common shares of Creston and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

A copy of the Petition and the other documents filed on behalf of Creston can be obtained on written request to the solicitors for Creston to the attention of Robert Cooper at:
McCarthy Tétrault LLP
1300 — 777 Dunsmuir Street
Vancouver, British Columbia V7Y 1K2

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APPENDIX G

DISSENT PROVISIONS

Pursuant to the Interim Order, registered Creston Shareholders have the right to dissent in respect of the Arrangement.  Such right of dissent is described in the Circular.  The full text of sections 237 to 247 of the BCBCA is set forth below.  Note that certain provisions of such section have been modified and supplemented by the Interim Order, a copy which is attached as Appendix E to the Circular to the Circular and may be modified or supplemented by the Plan of Arrangement, the proposed form of which is attached as Schedule C to this Circular.

SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)           the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

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(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)           prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)           A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)           provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)           identify in each waiver the person on whose behalf the waiver is made.

(3)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the

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particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)           a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)           a copy of the resolution,

(b)           a statement advising of the right to send a notice of dissent, and

(c)           if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

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(a)           a copy of the entered order, and

(b)           a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)           the date on which the shareholder learns that the resolution was passed, and

(ii)           the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

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(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)           the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)           the date on which the company forms the intention to proceed, and

(ii)           the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)           be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)           the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

      (2) The written statement referred to in subsection (1) (c) must

(a)           be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

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(i)           the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)           that dissent is being exercised in respect of all of those other shares.

(3)           After the dissenter has complied with subsection (1),

(a)           the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)           Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)           Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)           A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)           promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)           A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)           Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

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(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)           If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)           A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)           the company is insolvent, or

(b)           the payment would render the company insolvent.

Loss of right to dissent

246           The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)           the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

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Shareholders entitled to return of shares and rights

247           If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX H

CERTAIN INFORMATION REGARDING
THE DIRECTORS AND OFFICERS OF MERCATOR

The name, province or state and country of residence, position or office held and period(s) served as a director or officer with Mercator and principal occupation during the past five years of each director and officer of Mercator are described below:

Name, Province/State and Country of Residence	Position with Mercator and Period(s) Served as a Director / Officer	Current Principal Occupation and during the Past Five Years
Michael L. Surratt Residence – Nevada, U.S.A. Citizenship – American	Director since October 27, 1998 President and Chief Executive Officer since October 27, 1998	Geologist, President, Chief Executive Officer and director of Mercator, November 1998 to present
John H. Bowles Residence – British Columbia, Canada Citizenship – Canadian	Director since April 25, 2011	Retired Accountant; Corporate Director June 2006 to present
Raymond R. Lee Residence – Nevada, U.S.A. Citizenship – American	Director since June 28, 2002 Senior Accountant since January 15, 2011; Chief Financial Officer from August 2000 to January 2011	Chief Financial Officer of Mercator, August 2000 to January 2011
Stephen P. Quin Residence – British Columbia, Canada Citizenship – Canadian	Director since February 8, 2005
President & CEO of Midas Gold Inc. (a private mining company) since January 2011; previously President & COO of Capstone Mining Corp. (public mining company) since November 2008; formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (September 2005)

Robert J. Quinn Residence – Texas, U.S.A. Citizenship – American	Director since September 28, 2005	Attorney
Gavin Thomas Residence – Australia Citizenship – Australian	Director since January 10, 2005 Chairman since January 10, 2005	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (since November 2004)
Ronald Earl Vankoughnett Residence – British Columbia, Canada Citizenship – Canadian	Director since May 3, 2005	Independent Businessman
Joseph M. Keane Residence – Arizona, U.S.A. Citizenship – American	Director since December 21, 2009
Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006).

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Name, Province/State and Country of Residence	Position with Mercator and Period(s) Served as a Director / Officer	Current Principal Occupation and during the Past Five Years
Michael J. Broch Residence – Nevada, U.S.A. Citizenship – American	Vice-President, Exploration since January 28, 2010; Project Manager 2006-2010	Geologist, Project Manager for Mercator (2006-2010); President of Exploration and Corporate Development, Global Orefinders (1998-2006) , a home-owned consulting company
Mark Distler Residence – Arizona, U.S.A. Citizenship – American	Chief Financial Officer since January 15, 2011
Chief Financial Officer of Mercator since January 2011; Operations Controller, Curis Resources Ltd. (mineral exploration company July 2010 to November 2010); Chief Financial Officer Frontera Copper Corp (mining company) February 2009 to July 2010, Corporate Controller July 2007 to February 2009; Accounting Team Leader, Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) (public mining company) 2001 to July 2007

Marc LeBlanc Residence – British Columbia, Canada Citizenship – Canadian	Vice-President, Corporate Development since May 31, 2007; Corporate Secretary since January 10, 2005; Assistant Corporate Secretary since September 2003	Vice-President, Corporate Development since May 2007 and the Corporate Secretary since January 2005, Assistant Corporate Secretary since September 2003
Gary Simmerman Residence –Arizona, U.S.A. Citizenship – American	Vice-President, Engineering since April 1, 2007	Vice-President Engineering of Mercator since April 2007; Executive VP and COO, Frontera Copper Corp. (public mineral exploration company) 2004 to 2007

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APPENDIX I

CERTAIN INFORMATION REGARDING
THE DIRECTORS AND OFFICERS OF CRESTON

The name, province or state and country of residence, position or office held and period(s) served as a director or officer with Creston and principal occupation during the past five years of each director and officer of Creston are described below:

Name, Province/State and Country of Residence	Position with Creston and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years
D. Bruce McLeod Residence – British Columbia, Canada Citizenship – Canadian	Director since August 26, 2009 President, CEO since August 26, 2009
President and CEO of Creston Moly Corp. and Troon Ventures Ltd.; Principal of the Northair Group 1996 to present; formerly Executive Chairman of Sherwood Copper Corp. from September 2005 to November 2008.

John E. Robins Residence – British Columbia, Canada Citizenship – Canadian	Director since August 26, 2009	Self employed geologist and entrepreneur.
Michael Gunning Residence – British Columbia, Canada Citizenship – Canadian	Director since August 26, 2009
Professional geologist; Chief Operating Officer of Hathor Exploration Limited since January 2010; formerly President & Chief Executive Officer of Triex Minerals Corporation from December 2005 to January 2010 and Vice-President of Triex Minerals Corporation from May 2005 to December 2005.

Colin K. Benner Residence – British Columbia, Canada Citizenship – Canadian	Director since October 8, 2008 Executive Chairman since October 8, 2008
Chairman of Capstone Mining Corp. from November 2008 to present; Executive Chairman of Creston Moly Corp. from Oct. 2008 to present; Vice Chairman and CEO of Skye Resources from Mar. 2008 to Sept. 2008; Executive Chairman of PBS Coals Ltd. from August 2007 to August 2008; Vice Chairman of Lundin Mining Corp. from April 2007 to March 2008; Vice Chairman and CEO of Lundin Mining Corp. from November 2006 to April 2007; Vice Chairman and CEO of EuroZinc Mining Corp. from December 2004 to October 2006.

John McCleery Residence – British Columbia, Canada Citizenship – Canadian	Director since July 21, 2001	Self-employed consulting financier

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Name, Province/State and Country of Residence	Position with Creston and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years
Richard Godfrey Residence – British Columbia, Canada Citizenship – Canadian	Director since May 9, 2008
Chief Financial Officer of Capstone Mining Corp. from November 2008; previously Chief Financial Officer of Sherwood Copper Corporation from April 2007 until November 2008 and Chief Financial Officer of Northair Group of Companies from May 2007 until January 2009; VP Finance of EuroZinc Mining from 2006 to March 2007; Chief Financial Officer of Breakwater Resources Ltd. from 2003 to 2006.

Ritch Hall Residence – Colorado, USA Citizenship – American	Director since March 29, 2010
Corporate Director & Mining Industry Consultant; Director, Northgate Minerals-2008 to Present; Chairman, Grayd Resources-2008 to Present; Chairman, Premier Gold Mines-2010 to Present; Director, Creston Moly Corp-2010 to Present.

Brenda Nowak Residence – British Columbia, Canada Citizenship – Canadian	Corporate Secretary since August 26, 2009
Corporate Secretary, Northair Group of Companies since January 2007, including the Company, International Northair Mines Ltd., New Dimension Resources Ltd., and Troon Ventures Ltd.; also Corporate Secretary of Stornoway Diamond Corporation; Legal Assistant, DuMoulin Black LLP, July 2003 to January 2007.

Wayne Johnstone Residence – British Columbia, Canada Citizenship – Canadian	Chief Financial Officer since March 24, 2009	Chief Financial Officer of Creston Moly Corp. since March 2009; previously a self employed accountant for the past 15 years focusing on TSX Venture companies.

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APPENDIX J

CERTAIN INFORMATION REGARDING
THE EXPECTED DIRECTORS AND OFFICERS OF MERCATOR (POST-ARRANGEMENT)

The name, province or state and country of residence, position or office held and period(s) served as a director or officer with Creston or Mercator (as the case may be) and principal occupation during the past five years of each director and officer of Mercator (Post-Arrangement) are set out below:

Name, Province/State and Country of Residence	Position with Creston or Mercator and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years
Stephen P. Quin Residence – British Columbia, Canada Citizenship – Canadian	Director of Mercator since February 8, 2005 Will be a Director of Mercator (Post-Arrangement)
President & CEO of Midas Gold Inc. (a private mining company) since January 2011; previously President & COO of Capstone Mining Corp. (public mining company) since November 2008; formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (September 2005)

Gavin Thomas Residence – Australia Citizenship – Australian	Director and Chairman of Mercator since January 10, 2005 Will be Non-Executive Chairman of Mercator (Post-Arrangement)	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (since November 2004)
Ronald Earl Vankoughnett Residence – British Columbia, Canada Citizenship – Canadian	Director of Mercator since May 3, 2005 Will be a Director of Mercator (Post-Arrangement)	Independent Businessman
Joseph M. Keane Residence – Arizona, U.S.A. Citizenship – American	Director of Mercator since December 21, 2009 Will be a Director of Mercator (Post-Arrangement)
Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006).

D. Bruce McLeod Residence – British Columbia, Canada Citizenship – Canadian	Director, President and CEO of Creston since August 26, 2009 Will be a Director and President and CEO of Mercator (Post-Arrangement)
President and CEO of Creston Moly Corp. and Troon Ventures Ltd.; Principal of the Northair Group 1996 to present; formerly Executive Chairman of Sherwood Copper Corp. from September 2005 to November 2008.

Robert J. Quinn Residence – Texas, U.S.A. Citizenship – American	Director of Mercator since September 28, 2005 Will be a Director of Mercator (Post-Arrangement)	Attorney

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Name, Province/State and Country of Residence	Position with Creston or Mercator and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years
Colin K. Benner Residence – British Columbia, Canada Citizenship – Canadian	Director and Executive Chairman of Creston since October 8, 2008 Will be a Director of Mercator (Post-Arrangement)
Chairman of Capstone Mining Corp. from November 2008 to present; Executive Chairman of Creston Moly Corp. from Oct. 2008 to present; Vice Chairman and CEO of Skye Resources from Mar. 2008 to Sept. 2008; Executive Chairman of PBS Coals Ltd. from August 2007 to August 2008; Vice Chairman of Lundin Mining Corp. from April 2007 to March 2008; Vice Chairman and CEO of Lundin Mining Corp. from November 2006 to April 2007; Vice Chairman and CEO of EuroZinc Mining Corp. from December 2004 to October 2006.

John H. Bowles Residence – British Columbia, Canada Citizenship – Canadian	Director of Mercator since April 25, 2011 Will be a Director of Mercator (Post-Arrangement)	Retired Accountant; Corporate Director June 2006 to present
Mark Distler Residence – Arizona, U.S.A. Citizenship – American	Chief Financial Officer of Mercator since January 15, 2011 Will be Chief Financial Officer of Mercator (Post-Arrangement)
Chief Financial Officer of Mercator since January 2011; Operations Controller, Curis Resources Ltd. (mineral exploration company July 2010 to November 2010); Chief Financial Officer Frontera Copper Corp (mining company) February 2009 to July 2010, Corporate Controller July 2007 to February 2009; Accounting Team Leader, Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) (public mining company) 2001 to July 2007

Michael J. Broch Residence – Nevada, U.S.A. Citizenship – American	VP, Exploration of Mercator since January 28, 2010 Will be VP, Exploration of Mercator (Post-Arrangement)	Geologist, Project Manager for Mercator (2006-2010); President of Exploration and Corporate Development, Global Orefinders (1998-2006), a home-owned consulting company
Marc LeBlanc Residence – British Columbia, Canada Citizenship – Canadian
VP, Corporate Development of Mercator since May 31, 2007 and Corporate Secretary of Mercator since January 10, 2005

Will be VP, Corporate Development and Corporate Secretary of Mercator (Post-Arrangement)

Vice-President, Corporate Development since May 2007 and the Corporate Secretary since January 2005, Assistant Corporate Secretary since September 2003
Gary Simmerman Residence –Arizona, U.S.A. Citizenship – American	VP, Engineering since April 1, 2007 Will be VP, Engineering of Mercator (Post-Arrangement)	Vice-President Engineering of Mercator since April 2007; Executive VP and COO, Frontera Copper Corp. (public mineral exploration company) 2004 to 2007

Any questions and requests for assistance may be directed to Creston Moly Corp.’s
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